Exhibit 99.1

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of May 1, 2020, among STARS GROUP HOLDINGS B.V., a besloten vennootschap met beperkte aansprakelijkheid incorporated under the laws of the Netherlands (the “Dutch Issuer”), Stars Group (US) Co-Borrower, LLC, a Delaware limited liability company (together with the Dutch Issuer, the “Issuers”) and WILMINGTON TRUST, NATIONAL ASSOCIATION, a national banking association, as trustee under the indenture referred to below (the “Trustee”).

W I T N E S S E T H :

WHEREAS the Issuers and the Trustee have heretofore executed an indenture, dated as of July 10, 2018 (as amended, supplemented or otherwise modified, the “Indenture”), providing for the issuance of the Issuers’ 7.00% Senior Notes due 2026 (the “Notes”), initially in the aggregate principal amount of $1,000,000,000;

WHEREAS pursuant to Section 9.02 of the Indenture, certain provisions thereof may be amended with the consent of the holders of at least a majority of the aggregate principal amount of the Notes then outstanding;

WHEREAS on April 27, 2020, the Issuers distributed a consent solicitation statement (the “Consent Solicitation Statement”) to holders of Notes in order to solicit consents to amend certain provisions of the Indenture;

WHEREAS on May 1, 2020, the Issuers delivered (i) an Officer’s Certificate to the Trustee evidencing that they had received consents to the proposed amendments to the Indenture, as set out in the Consent Solicitation Statement, from the holders of at least a majority in aggregate principal amount of such Notes then outstanding; (ii) an Opinion of Counsel; and (iii) a copy of the resolution of the Board of Directors of each Issuer authorizing the execution of this Supplemental Indenture; and

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuers and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

1.             Defined Terms.  As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined, except that the term “holders” in this Supplemental Indenture shall refer to the term “holders” as defined in the Indenture and the Trustee acting on behalf of and for the benefit of such holders.  The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular Section hereof.

2.             Amendments.  The Indenture is hereby amended as set forth in Annex A hereto (the “Amendments”), with additions shown in blue double-underline and deletions shown in ~~red strikethrough~~.  Such Amendments shall become operative on the Operative Date, subject to (a) the Consent Payment having been made; (b) Combination Completion having occurred; (c) Flutter having acceded to the Indenture, in its sole and absolute discretion; and (d) there having been no laws, regulations, injunctions or actions or other proceedings, pending or threatened, which, in the case of any action or proceeding if adversely determined, would make unlawful or invalid or enjoin the implementation of the Amendments or the making of the Consent Payment. Capitalized terms used, but not defined in this Section 2 have the meanings assigned to them in the Consent Solicitation Statement.

3.             No Recourse Against Others.  No director, officer, employee, manager, incorporator or holder of any Equity Interests in any of the Issuers or any direct or indirect parent companies (including Holdings, U.S. Holdings and Parent), as such, shall have any liability for any obligations of any of the Issuers under the Notes or this Indenture, as applicable, or for any claim based on, in respect of, or by reason of, such obligations or their creation.  Each holder of Notes by accepting a Note waives and releases all such liability.  The waiver and release are part of the consideration for issuance of the Notes.

4.             Notices.  All notices or other communications shall be given as provided in Section 14.02 of the Indenture.

5.             Notes; Corresponding Amendments. Amendments to the Indenture pursuant to this Supplemental Indenture shall also apply to the Notes.  Pursuant to Section 15 of each Global Note, with effect on and from the date hereof, each Global Note shall be deemed supplemented, modified and amended in such manner as necessary to make the terms of such Global Note consistent with the terms of the Indenture, as amended by this Supplemental Indenture.

6.             Ratification of Indenture; Supplemental Indenture Part of Indenture.  Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

7.             Governing Law.  THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

8.             Effectiveness. This Supplemental Indenture shall become effective as of the date on which the parties hereto have executed this Supplemental Indenture.  This Supplemental Indenture shall automatically terminate if Combination Completion (as defined in the Consent Solicitation Statement) does not occur on or prior to the Initial Long Stop Date, or the then set Extended Long Stop Date, as applicable (in each case, as defined in the Consent Solicitation Statement).

9.             Trustee Makes No Representation.  The Trustee accepts the amendments of the Indenture effected by this Supplemental Indenture and agrees to execute the trust created by the Indenture as hereby amended, but on the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting its liabilities and responsibilities in the performance of the trust created by the Indenture as hereby amended.  The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

10.          Counterparts.  The parties may sign any number of copies of this Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.

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10.          Effect of Headings.  The Section headings herein are for convenience only and shall not affect the construction thereof.

11.          Severability.  In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed as of the date first written above.

STARS GROUP HOLDINGS B.V.
By: STARS GROUP HOLDINGS
COÖPERATIEVE U.A.

By:	/s/ T.M. Forrest		By:	/s/ Wouter Beezemer
	Name:	T.M. Forrest		Name:	Panma BV, represented by
	Title:	managing director A		Title:	managing director B Wouter Beezemer
	Date:			Date:

STARS GROUP (US) CO-BORROWER

By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Vice President and Treasurer

WILMINGTON TRUST, NATIONAL ASSOCIATION, not in its individual capacity, but solely as Trustee

By:	/s/ Joseph P. O’Donnell
	Name:	Joseph P. O’Donnell
	Title:	Vice President

4

ANNEX A

[see attached]

5

~~Execution Version~~

STARS GROUP HOLDINGS B.V.

AND

STARS GROUP (US) CO-BORROWER, LLC

as Issuers

FLUTTER ENTERTAINMENT PLC

as Parent

and the Subsidiary Guarantors party hereto from time to time

7.00 % Senior Notes due 2026

INDENTURE

Dated as of July 10, 2018

Wilmington Trust, National Association
as Trustee

i

(cont’d)

		Page

SECTION 4.05	Dividend and Other Payment Restrictions Affecting Subsidiaries	~~84~~83
SECTION 4.06	Asset Sales	~~86~~85
SECTION 4.07	Transactions with Affiliates	~~90~~89
SECTION 4.08	Change of Control	~~93~~92
SECTION 4.09	Compliance Certificate	~~95~~94
SECTION 4.10	Further Instruments and Acts	95
SECTION 4.11	Future Subsidiary Guarantors	95
SECTION 4.12	Liens	95
SECTION 4.13	[Intentionally Omitted]	~~97~~96
SECTION 4.14	Maintenance of Office or Agency	~~97~~96
SECTION 4.15	Covenant Suspension	~~97~~96

	ARTICLE V

	SUCCESSOR COMPANY

SECTION 5.01	When Issuers, the Parent and Subsidiary Guarantors May Merge or Transfer Assets	98

	ARTICLE VI

	DEFAULTS AND REMEDIES
SECTION 6.01	Events of Default	~~101~~100
SECTION 6.02	Acceleration	~~103~~102
SECTION 6.03	Other Remedies	103
SECTION 6.04	Waiver of Past Defaults	~~104~~103
SECTION 6.05	Control by Majority	~~104~~103
SECTION 6.06	Limitation on Suits	104
SECTION 6.07	Contractual Rights of the Holders to Receive Payment	~~105~~104
SECTION 6.08	Collection Suit by Trustee	~~105~~104
SECTION 6.09	Trustee May File Proofs of Claim	105
SECTION 6.10	Priorities	105
SECTION 6.11	Undertaking for Costs	~~106~~105
SECTION 6.12	Waiver of Stay or Extension Laws	106

	ARTICLE VII

	TRUSTEE

SECTION 7.01	Duties of Trustee	106
SECTION 7.02	Rights of Trustee	~~108~~107
SECTION 7.03	Individual Rights of Trustee	109
SECTION 7.04	Trustee’s Disclaimer	109
SECTION 7.05	Notice of Default	~~110~~109
SECTION 7.06	[Intentionally Omitted]	110
SECTION 7.07	Compensation and Indemnity	110
SECTION 7.08	Replacement of Trustee	111
SECTION 7.09	Successor Trustee by Merger	112

(cont’d)

		Page

SECTION 7.10	Eligibility; Disqualification	112
SECTION 7.11	Preferential Collection of Claims Against the Issuer	~~113~~112

	ARTICLE VIII

	DISCHARGE OF INDENTURE; DEFEASANCE

SECTION 8.01	Discharge of Liability on Notes; Defeasance	~~113~~112
SECTION 8.02	Conditions to Defeasance	114
SECTION 8.03	Application of Trust Money	~~116~~115
SECTION 8.04	Repayment to ~~Issuer 116~~the Issuers	115
SECTION 8.05	Indemnity for U.S. Government Obligations	116
SECTION 8.06	Reinstatement	116

	ARTICLE IX

	AMENDMENTS AND WAIVERS

SECTION 9.01	Without Consent of the Holders	~~117~~116
SECTION 9.02	With Consent of the Holders	118
SECTION 9.03	Revocation and Effect of Consents and Waivers	119
SECTION 9.04	Notation on or Exchange of Notes	119
SECTION 9.05	Trustee to Sign Amendments	~~120~~119
SECTION 9.06	Additional Voting Terms; Calculation of Principal Amount	120

	ARTICLE X

	[Intentionally Omitted]

	ARTICLE XI

	[Intentionally Omitted]

	ARTICLE XII

	GUARANTEE

SECTION 12.01	~~Subsidiary~~ Guarantee	120
SECTION 12.02	Limitation on Liability	~~123~~122
SECTION 12.03	[Intentionally Omitted]	124
SECTION 12.04	Successors and Assigns	124
SECTION 12.05	No Waiver	124
SECTION 12.06	Modification	~~125~~124
SECTION 12.07	Execution of Supplemental Indenture for Future Subsidiary Guarantors	~~125~~124
SECTION 12.08	Non-Impairment	~~125~~124

	ARTICLE XIII

	ESCROW
SECTION 13.01	Escrow Account	125

(cont’d)

		Page

SECTION 13.02	Release of Escrowed Property	~~126~~125
SECTION 13.03	Release of Liens	~~126~~125

	ARTICLE XIV

	MISCELLANEOUS

SECTION 14.01	[Intentionally Omitted]	126
SECTION 14.02	Notices	126
SECTION 14.03	[Intentionally Omitted]	~~128~~127
SECTION 14.04	Certificate and Opinion as to Conditions Precedent	~~128~~127
SECTION 14.05	Statements Required in Certificate or Opinion	~~128~~127
SECTION 14.06	When Notes Disregarded	128
SECTION 14.07	Rules by Trustee, Paying Agent and Registrar	~~129~~128
SECTION 14.08	Legal Holidays	~~129~~128
SECTION 14.09	GOVERNING LAW; Consent to Jurisdiction	~~129~~128
SECTION 14.10	No Recourse Against Others	129
SECTION 14.11	Successors	129
SECTION 14.12	Multiple Originals	129
SECTION 14.13	Table of Contents; Headings	129
SECTION 14.14	Indenture Controls	~~130~~129
SECTION 14.15	Severability	~~130~~129
SECTION 14.16	Waiver of Jury Trial	~~130~~129
SECTION 14.17	Calculations	~~130~~129
SECTION 14.18	USA Patriot Act	130

Appendix A	—	Provisions Relating to Initial Notes and Additional Notes

EXHIBIT INDEX
Exhibit A	—	Form of Initial Note
Exhibit B	—	Form of Transferee Letter of Representation
Exhibit C	—	Form of Supplemental Indenture (Future Guarantors)

v

INDENTURE, dated as of July 10, 2018, among Stars Group Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid incorporated under the laws of the Netherlands (the “Dutch Issuer”), Stars Group (US) Co-Borrower, LLC, a Delaware limited liability company (the “U.S. Issuer” and together with the Dutch Issuer, the “Issuers”), Flutter Entertainment plc, a company incorporated and registered in Ireland with limited liability (the “Parent”), the Subsidiary Guarantors party hereto from time to time (as defined below) and Wilmington Trust, National Association, as trustee (the “Trustee”).

On the Acquisition Completion Date (as defined below), Stars Group Holdings (UK) Limited, a private limited company incorporated in England (the “Purchaser”), ~~will acquire~~acquired the entire issued share capital of Cyan Blue Topco Limited, a private limited company incorporated in Jersey (the “Target”, and such acquisition, the “Acquisition”).

Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the holders of (i) $1,000,000,000 aggregate principal amount of the Issuers’ 7.00% Senior Notes due 2026 issued on the date hereof (the “Initial Notes”) and (ii) Additional Notes issued from time to time (together with the Initial Notes, the “Notes”):

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01                                     Definitions.

“Acquired Indebtedness” means, with respect to any specified Person:

(1)                  Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, and

(2)                  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Indebtedness will be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of such assets.

“Acquisition Completion Date” means the date on which the Acquisition ~~is~~was consummated.

“Acquisition Agreements” shall mean, collectively, the Sky Acquisition Agreement, the CrownBet Acquisition Agreement and the William Hill Australia Acquisition Agreement.

“Additional Notes” means the Notes issued under the terms of this Indenture subsequent to the Issue Date.

“Additional Refinancing Amount” means, in connection with the Incurrence of any Refinancing Indebtedness, the aggregate principal amount of additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay accrued and unpaid interest, premiums (including tender premiums), expenses, defeasance costs and fees in respect thereof.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, as determined by the Parent or the Dutch Issuer, the greater of:

(1)                  1% of the then outstanding principal amount of the Note; and

(2)                  the excess of:

(a)                  the present value at such redemption date of (i) the redemption price of the Note, at July 15, 2021 (such redemption price being set forth in Paragraph 5 of the Note) plus (ii) all required interest payments due on the Note through July 15, 2021 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)                  the then outstanding principal amount of the Note.

The Trustee shall have no duty to calculate or verify the Parent’s or the Dutch Issuer’s calculation of the Applicable Premium.

“Asset Sale” means:

(1)                  the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of Sale/Leaseback Transactions) outside the ordinary course of business of the  ~~Issuers~~Parent or any Restricted Subsidiary (each referred to in this definition as a “disposition”); or

(2)                  the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to ~~any of~~ the ~~Issuers~~Parent or another Restricted Subsidiary) (whether in a single transaction or a series of related transactions), in each case other than:

(a)                  a disposition of Cash Equivalents or Investment Grade Securities or obsolete, damaged or worn out property or equipment in the ordinary course of business or consistent with past practice or industry norm or assets otherwise no longer used or useful in the business of the ~~Issuers~~Parent or the Restricted Subsidiaries (as determined in good faith by the ~~Dutch Issuer~~Parent);

(b)                  the disposition of all or substantially all of the assets of the ~~Dutch Issuer~~Parent in a manner permitted pursuant to Section 5.01 or any disposition that constitutes a Change of Control;

(c)                   any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under Section 4.04;

(d)                  any disposition of assets of the ~~Issuers~~Parent or any Restricted Subsidiary or issuance or sale of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value (as determined in good faith by the ~~Dutch Issuer~~Parent) of less than $75 million;

(e)                   any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary to the ~~Issuers~~Parent or by the ~~Issuers~~Parent or a Restricted Subsidiary to a Restricted Subsidiary;

(f)                    any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater market value or usefulness to the business of the ~~Issuers~~Parent and the Restricted Subsidiaries as a whole, as determined in good faith by the ~~Dutch Issuer~~Parent;

(g)                   foreclosure, condemnation, expropriation, forced disposition or any similar action with respect to any property or other asset of the  ~~Issuers~~Parent or any of the Restricted Subsidiaries;

(h)                  any disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)                      the lease, assignment, sublease, license or sub-license of any real or personal property (including Intellectual Property) in the ordinary course of business or consistent with past practice;

(j)                     any sale, discount or other disposition of inventory or other assets in the ordinary course of business;

(k)                  any grant in the ordinary course of business or consistent with past practice of any license or sublicense of patents, trademarks, know-how or any other Intellectual Property;

(l)                      any swap of assets, or lease, assignment or sublease of any real or personal property, in exchange for similar assets or assets used in a similar business of comparable or greater value or usefulness to the business of the ~~Issuers~~Parent and the Restricted Subsidiaries as a whole, as determined in good faith by the ~~Dutch Issuer~~Parent; provided that no Default or Event of Default shall have occurred and be continuing at the time of such swap;

(m)              [reserved];

(n)                  any financing transaction with respect to property built or acquired by the Issuers or any Restricted Subsidiary after the Issue Date, or the Parent after the Operative Date, including any Sale/Leaseback Transaction or asset securitization permitted by this Indenture;

(o)                  dispositions in connection with Permitted Liens;

(p)                  any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than ~~one of~~ the ~~Issuers~~Parent or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(q)                  the sale of any property in a Sale/Leaseback Transaction within twelve months of the acquisition of such property;

(r)                     dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(s)                    any surrender, expiration or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind;

(t)                     any disposition made pursuant to the Acquisition Agreements or in connection with the Transactions;

(u)                  to the extent constituting an Asset Sale, any termination, settlement, extinguishment or unwinding of Hedging Obligations;

(v)                  any disposition in the ordinary course of business, including dispositions of Investments in joint ventures to the extent required by, or made pursuant to buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(w)                intercompany dispositions of Intellectual Property for the purposes of improving operational efficiency of the ~~Issuers~~Parent and the Subsidiaries, or in the ordinary course or as otherwise deemed appropriate by the ~~Dutch Issuer~~Parent in its reasonable business judgment so long as such disposition would not materially impair the ability of the Issuers to meet their ongoing payment obligations under this Indenture; and

(x)                  any disposition made in connection with the Investment and Funding Transactions.

“Australian Corporations Act” shall mean the Corporations Act 2001 (Cth) (Australia).

“Australian Guarantors” shall mean each Subsidiary Guarantor which is incorporated under the laws of Australia (and individually, an “Australian Guarantor”).

“Bank Indebtedness” means any and all amounts payable under or in respect of (a) the Credit Agreement and the other Credit Agreement Documents, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Issuers whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof (except to the extent any such refinancing, replacement, restructuring or other agreement or instrument is designated by the  ~~Dutch Issuer~~Parent to not be included in the definition of Bank Indebtedness) and (b) whether or not the Indebtedness referred to in clause (a) remains outstanding, if designated by the ~~Dutch Issuer~~Parent to be included in this definition, one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, reserve-based loans, securitization or receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Bankruptcy Code” means Title 11 of the United States Code.

“Board of Directors” means, as to any Person, the board of directors or managers or other governing body, as applicable, of such Person or any direct or indirect parent of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City, the Province of Ontario, United Kingdom, the Isle of Man, ~~Sydney~~Alderney, Ireland, Australia or the Netherlands or the place of payment.

“Canadian Securities Legislation” means all applicable securities laws in each of the provinces and territories of Canada and the respective regulations and rules under such laws together with applicable published rules, policy statements, blanket orders, instruments, rulings and notices of the regulatory authorities in such provinces or territories.

“Capital Stock” means:

(1)                  in the case of a corporation, corporate stock or shares;

(2)                  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)                  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)                  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” of any person shall mean the obligations of such person to pay rent or other amounts under any lease of (or other similar arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such person under IFRS, and, for purposes hereof, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with IFRS.

“Cash Equivalents” means:

(1)                  U.S. dollars, pounds sterling, euros, the national currency of any member state in the European Union or Australia or such local currencies held by an entity from time to time in the ordinary course of business;

(2)                  securities issued or directly and fully guaranteed or insured by the U.S.  ~~government~~or the United Kingdom’s governments or any country that is a member of the European Union on the Issue Date or Australia or any State or Territory of Australia or any agency or instrumentality thereof in each case maturing not more than three years from the date of acquisition;

(3)                  certificates of deposit, time deposits, money market deposits, eurodollar time deposits, bankers’ acceptances, bank guarantees and other bank deposits, in each case with maturities not exceeding three years of the date of acquisition and issued or guaranteed by or placed with, any money market deposit accounts issued or offered by any lender under the Credit Agreement or by any commercial bank and overnight bank deposits, in each case that has a combined capital and surplus of not less than $250 million;

(4)                  repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)                  commercial paper issued by a corporation (other than an Affiliate of the ~~Issuers~~Parent) rated at least “A-2” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6)                  readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the three highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding three years from the date of acquisition;

(7)                  Indebtedness issued by Persons with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(8)                  investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9)                  credit card receivables to the extent included in cash and cash equivalents on the consolidated balance sheet of such Person;

(10)           instruments equivalent to those referred to in clauses (1) through (9) above denominated in any foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States of America to the extent reasonably required in connection with any business conducted by the ~~Issuers~~Parent or any Subsidiary organized in such jurisdiction;

(11)           fully collateralized repurchase agreements with counterparties whose long term debt is rated not less than A- by S&P and A3 by Moody’s and with a term of not more than six months from such date;

(l2)               Investments in money in an investment company registered under the Investment Company Act of 1940, as amended, or in pooled accounts or funds offered through mutual funds, investment advisors, banks and brokerage houses which invest its assets in obligations of the type described in clauses (1) through (11) above, in each case, as of such date, including, but not be limited to, money market funds or short-term and intermediate bonds funds;

(13)           money market funds that (i) comply with the criteria set forth in Rule 2~~a~~a-7 under the Investment Company Act of 1940, (ii) are rated by any of (1) AAA by S&P or (2) Aaa by Moody’s (iii) have portfolio assets of at least $5,000,000,000;

(14)           time deposit accounts, certificates of deposit, money market deposits, banker’s acceptances and other bank deposits in an aggregate face amount not in excess of 0.5% of the total assets of the ~~Dutch Issuer~~Parent and the Subsidiaries, on a consolidated basis, as of the end of the ~~Dutch Issuer’s~~Parent’s most recently completed fiscal year;

(15)           Third Party Funds and/or other Investments of player deposits and other customer funds held in the ordinary course of business in government obligations (including securities issued or fully guaranteed by any State, commonwealth or territory of the United States or other country, or by any political subdivision or Taxing Authority thereof), time deposit accounts, certificates of deposit, money market deposits, commercial paper, mutual funds, exchange traded funds, debt securities rated at least investment grade by at least one nationally recognized statistical rating organization and similar obligations, in each case in accordance with the internal investment guidelines established by the ~~Dutch Issuer~~Parent and the Subsidiaries; and

(16)           any other securities or pools of securities that are classified under IFRS as cash equivalents or short-term investments on a balance sheet as of such date.

“cash management services” means cash management services for collections, treasury management services (including controlled disbursement, overdraft, automated clearing house fund transfer services, return items and interstate depository network services), any demand deposit, payroll, trust or operating account relationships, commercial credit cards, merchant card, purchase or debit cards, non-card e-payables services, and other cash management services, including electronic funds transfer services, lockbox services, stop payment services and wire transfer services.

“Change of Control” means the occurrence of either of the following:

(1)                  the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the ~~Dutch Issuer~~Parent and its Subsidiaries, taken as a whole, to a Person; or

(2)                  the ~~Dutch Issuer~~Parent becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), in a single transaction or in a related series of transactions, by way of merger, consolidation, amalgamation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Parent.

Notwithstanding the foregoing: (A) the transfer of assets between or among the ~~Issuers~~Parent and the Restricted Subsidiaries shall not itself constitute a Change of Control and (B) a Person or group shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement (or voting or option agreement related thereto) prior to the consummation of the transactions contemplated by such agreement.

In addition, notwithstanding the foregoing, a transaction in which the ~~Dutch Issuer~~Parent or a parent entity of the ~~Dutch Issuer~~Parent becomes a subsidiary of another Person (such Person, the “New Parent”) shall not constitute a Change of Control if (a) the equityholders of the ~~Dutch Issuer~~Parent or such parent entity immediately prior to such transaction beneficially own, directly or indirectly through one or more intermediaries, at least a majority of the total voting power of the Voting Stock of the ~~Dutch Issuer or~~Parent or such New Parent immediately following the consummation of such transaction or (b) immediately following the consummation of such transaction, no Person other than the New Parent or any subsidiary of the New Parent, beneficially owns, directly or indirectly through one or more intermediaries, more than 50% of the voting power of the Voting Stock of the ~~Dutch Issuer~~Parent or the New Parent.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Group 9M 2020 Update” has the meaning given to it in the consent solicitation statement relating to the Notes dated April 27, 2020.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of intangible assets, deferred financing fees, development costs, capitalized customer acquisition costs, amortization of unrecognized prior service costs and actuarial gains and losses related to pensions and other post-employment benefits, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with IFRS.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1)                  consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including the interest component of Capitalized Lease Obligations and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees and original issue discount, debt issuance costs, commissions, fees and expenses, expensing of any bridge, commitment or other financing fees and non-cash interest expense attributable to movement in mark to market valuation of Hedging Obligations or other derivatives (in each case permitted hereunder) under IFRS); plus

(2)                  consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; minus

(3)                  interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the  ~~Dutch Issuer~~Parent to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)                  any net after-tax extraordinary, exceptional, nonrecurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses or charges, any severance expenses, relocation expenses, restructuring expenses, curtailments or modifications to pension and post-retirement employee benefit plans, excess pension charges, any expenses related to any New Project or any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternate uses and fees, expenses or charges relating to closing costs, rebranding costs, acquisition integration costs, opening costs, project start-up costs, business optimization costs, recruiting costs, signing, retention or completion bonuses, litigation and arbitration costs, charges, fees and expenses (including settlements), expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or Incurrence, issuance, repayment, repurchase, refinancing, amendment or modification of Indebtedness (in each case, whether or not successful), and any fees, expenses, charges or change in control payments related to the Transactions (including any costs relating to auditing prior periods, any transition-related expenses, and transaction expenses incurred before, on or after the Issue Date), in each case, shall be excluded;

(2)                  effects of purchase accounting adjustments (including the effects of such adjustments pushed down to such Person and such Subsidiaries and including, without limitation, the effects of adjustments to (A) deferred rent, (B) Capitalized Lease Obligations or other obligations or deferrals attributable to capital spending funds with suppliers or (C) any other deferrals of revenue) in amounts required or permitted by IFRS, resulting from the application of purchase accounting or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(3)                  the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4)                  any net after-tax income or loss from disposed, abandoned, transferred, closed or discontinued operations or fixed assets and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations or fixed assets shall be excluded;

(5)                  any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by management of the ~~Dutch Issuer~~Parent) shall be excluded;

(6)                  any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment or buy-back of indebtedness, Hedging Obligations or other derivative instruments shall be excluded;

(7)                  (a) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period and (b) the Net Income for such period shall include any dividend, distribution or other payment in cash (or to the extent converted into cash) received by the referent Person or a Subsidiary thereof (other than an Unrestricted Subsidiary of such referent Person) from any Person in excess of, but without duplication of, the amounts included in subclause (a);

(8)                  solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of Cumulative Credit, the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9)                  an amount equal to the amount of Tax Distributions actually made to any parent or equity holder of such Person in respect of such period in accordance with Section 4.04(b)(xii) shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10)           any impairment charges or asset write-offs, in each case pursuant to IFRS, and the amortization of intangibles and other fair value adjustments arising pursuant to IFRS shall be excluded;

(11)           any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(12)           any (a) non-cash compensation charges, (b) non-cash costs and expenses related to employment of terminated employees, or (c) non-cash costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights of officers, directors and employees, in each case of such Person or any Restricted Subsidiary, shall be excluded;

(13)           accruals and reserves that are established or adjusted in connection with the Transactions or within 12 months after the Escrow Release Date or the closing of any acquisition and that are so required to be established or adjusted in accordance with IFRS or as a result of adoption or modification of accounting policies shall be excluded;

(14)           [reserved];

(15)           any currency translation gains and losses related to currency remeasurements of Indebtedness, and any net loss or gain resulting from hedging transactions for currency exchange risk, shall be excluded;

(16)           (a) to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (i) not denied by the applicable carrier in writing within 180 days and (ii) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded and (b) amounts estimated in good faith to be received from insurance in respect of lost revenues or earnings in respect of liability or casualty events or business interruption shall be included (with a deduction for amounts actually received up to such estimated amount to the extent included in Net Income in a future period);

(17)           [reserved];

(18)           non-cash charges for deferred tax asset valuation allowances shall be excluded;

(19)           [reserved];

(20)           any other costs, expenses or charges resulting from facility, branch, office or business unit closures or sales, including income (or losses) from such closures or sales, shall be excluded;

(21)           any deductions attributable to non-controlling interests shall be excluded; and

(22)           any gain, loss, income, expense or charge resulting from the application of any LIFO shall be excluded.

Notwithstanding the foregoing, for the purpose of Section 4.04 only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries or Restricted Subsidiaries to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under Section 4.04 pursuant to clauses (4) and (5) of the definition of Cumulative Credit.

“Consolidated Non-Cash Charges” means, with respect to any Person for any period, the non-cash expenses (other than Consolidated Depreciation and Amortization Expense) of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with IFRS; provided that if any such non-cash expenses represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA in such future period to the extent paid, but excluding from this proviso, for the avoidance of doubt, amortization of a prepaid cash item that was paid in a prior period.

“Consolidated Taxes” means, with respect to any Person for any period, the provision for taxes based on income or profits or capital, including, without limitation, state, franchise, gross receipts and margins and similar taxes, foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) and any Tax Distributions taken into account in calculating Consolidated Net Income.

“Consolidated Total Assets” means, as of any date of determination, the total assets of the ~~Dutch Issuer~~Parent and the Subsidiaries, determined on a consolidated basis in accordance with IFRS, as set forth on the consolidated balance sheet of the ~~Dutch Issuer~~Parent as of the last day of the fiscal ~~quarter~~half-year most recently ended for which financial statements have been delivered to the Trustee determined on a pro forma basis after giving effect to any acquisition or disposition of any person, property, business or asset that may have occurred on or after the last day of such fiscal ~~quarter~~half-year most recently ended for which financial statements have been delivered to the Trustee.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the sum (without duplication) of (1) the aggregate principal amount of all outstanding Indebtedness of the ~~Issuers~~Parent and the Restricted Subsidiaries (excluding any undrawn letters of credit) consisting of Indebtedness for borrowed money, plus (2) the aggregate amount of all outstanding Disqualified Stock of the ~~Issuers~~Parent and the Restricted Subsidiaries and all Preferred Stock of Restricted Subsidiaries, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences, in each case determined on a consolidated basis in accordance with IFRS; provided that, for purposes of the calculation of the Secured Leverage Ratio and the Total Indebtedness Leverage Ratio, the sum of all Indebtedness shall be reduced by the outstanding receivable principal amount of cross currency interest rate swaps and increased by the outstanding payable currency principal amount of cross currency interest rate swaps associated with the Indebtedness, in each case as determined in good faith by the ~~Dutch Issuer~~Parent.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)                  to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)                  to advance or supply funds:

(a)                  for the purchase or payment of any such primary obligation; or

(b)                  to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)                  to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Corporate Trust Office” means the designated office of the Trustee in the United States of America specified in Section 14.02 at which at any time its corporate trust business shall be administered, or such other address as the Trustee may designate from time to time by notice to the holders and the ~~Issuer~~Parent, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the holders and the ~~Issuer~~Parent).

“Credit Agreement” means (i) the credit agreement ~~to be~~ entered into on or prior to the Escrow Release Date among the Issuers as Borrowers, TSG Australia Holdings Pty Ltd, as Australian Borrower, Naris Limited, as Isle of Man Borrower, Holdings, U.S. Holdings, the financial institutions named therein, the other parties thereto and Deutsche Bank AG New York Branch, as administrative agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof (except to the extent any such refinancing, replacement or restructuring or agreement or instrument is designated by the Dutch Issuer to not be included in the definition of Credit Agreement) and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Dutch Issuer to be included in the definition of Credit Agreement, one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, securitization or receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Agreement Documents” means the collective reference to any Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified, in whole or in part, from time to time.

“CrownBet Acquisition Agreement” shall mean that Share Purchase Agreement, dated March 6, 2018, among the parties listed in schedule 2 thereto, as sellers, Bloomlane Pty Ltd, as buyer, Parent, as guarantor, and the other parties thereto, as the same may be amended, restated or otherwise modified from time to time, and any agreement, document or the like entered into in respect of any transaction contemplated in Section 4.04 for the purposes of, in connection with, pursuant to and/or in respect of the acquisition contemplated in such Share Purchase Agreement and the Investment and Funding Transactions), as the same may be amended, restated or otherwise modified from time to time.

“Cumulative Credit” means the sum of (without duplication):

(1)                  (a) the greater of $250 million and 0.25 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two fiscal ~~quarters~~half-years plus (b) an amount, not less than zero in the aggregate, equal to 50% of Consolidated Net Income of the ~~Dutch Issuer~~Parent for the period (taken as one accounting period) from June 30, 2018 to the end of the ~~Dutch Issuer’s~~Parent’s most recently ended fiscal ~~quarter~~half-year for which financial statements have been delivered to the Trustee at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2)                  100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in good faith by the ~~Dutch Issuer~~Parent) of property other than cash, received by the ~~Issuers~~Parent after the Issue Date (other than net proceeds to the extent such net proceeds have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to Section 4.03(b)(xiii)) from the issue or sale of Equity Interests of the Issuers or any direct or indirect parent entity (including Holdings, U.S. Holdings, TSG and the Parent) of the Issuers (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, and Disqualified Stock), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to any of the ~~Issuers~~Parent or a Restricted Subsidiary), plus

(3)                  100% of the aggregate amount of contributions to the capital of the ~~Issuers~~Parent received in cash and the Fair Market Value (as determined in good faith by the ~~Dutch Issuer~~Parent) of property other than cash after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, and Disqualified Stock and other than contributions to the extent such contributions have been used to Incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to Section 4.03(b)(xiii)), plus

(4)                  100% of the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of the ~~Issuers~~Parent or any Restricted Subsidiary issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in the Issuers (other than Disqualified Stock) or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) (provided, in the case of any such parent, such Indebtedness or Disqualified Stock is retired or extinguished), plus

(5)                  100% of the aggregate amount received by the ~~Issuers~~Parent or any Restricted Subsidiary in cash and the Fair Market Value (as determined in good faith by the ~~Dutch Issuer~~Parent) of property other than cash received by the ~~Issuers~~Parent or any Restricted Subsidiary from:

(A)                the sale or other disposition (other than to ~~any of~~ the ~~Issuers~~Parent or a Restricted Subsidiary) of, or other returns on Investments from, Restricted Investments made by the ~~Issuers~~Parent and the Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the ~~Issuers~~Parent and the Restricted Subsidiaries by any Person (other than ~~any of~~ the ~~Issuers~~Parent or any Restricted Subsidiary) and from repayments of loans or advances, and releases of guarantees, which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to Section 4.04(b)(vii)),

(B)                the sale (other than to the ~~Issuers~~Parent or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, or

(C)                a distribution or dividend from an Unrestricted Subsidiary, plus

(6)                  in the event any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, ~~any of~~ the ~~Issuers~~Parent or a Restricted Subsidiary, the Fair Market Value (as determined in good faith by the ~~Dutch Issuer~~Parent) of the Investment of the ~~Issuers~~Parent or the Restricted Subsidiaries in such Unrestricted Subsidiary (which, if the Fair Market Value of such Investment shall exceed $250 million, shall be determined by the Board of Directors of the ~~Dutch Issuer~~Parent) at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to Section 4.04(b)(vii)or constituted a Permitted Investment).

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value (as determined in good faith by the ~~Dutch Issuer~~Parent) of non-cash consideration received by the ~~Issuers~~Parent or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of, or other receipt of Cash Equivalents in respect of, such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuers or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) (other than Disqualified Stock), that is issued for cash (other than to ~~any of~~ the ~~Issuers~~Parent or any of the Subsidiaries or an employee stock ownership plan or trust established by the ~~Issuers~~Parent or any of the Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate, on the issuance date thereof.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)                  matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale),

(2)                  is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person or any of its Restricted Subsidiaries, or

(3)                  is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale),

in each case prior to 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Issuers, the Parent, Holdings, U.S. Holdings, TSG or the Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuers, the Parent, Holdings, U.S. Holdings, TSG or the Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1)                  Consolidated Taxes; plus

(2)                  Fixed Charges and costs of surety bonds in connection with financing activities, together with items excluded from the definition of “Consolidated Interest Expense” pursuant to clause (1) thereof; plus

(3)                  Consolidated Depreciation and Amortization Expense; plus

(4)                  Consolidated Non-Cash Charges; plus

(5)                  any expenses or charges (other than Consolidated Depreciation and Amortization Expense) related to any issuance of Equity Interests, Investment, acquisition, New Project, disposition, recapitalization or the Incurrence, modification or repayment of Indebtedness permitted to be Incurred by this Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the Transactions, the offering of the Notes or any Bank Indebtedness, and (ii) any amendment or other modification of the Notes or other Indebtedness; plus

(6)                  business optimization expenses and other restructuring charges, reserves or expenses (which, for the avoidance of doubt, shall include, without limitation, the effect of inventory optimization programs, facility, branch, office or business unit closures, facility, branch, office or business unit consolidations, retention, severance, systems establishment costs, contract termination costs, future lease commitments and excess pension charges); plus

(7)                  [reserved]; plus

(8)                  any costs or expense incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Parent, the Dutch Issuer or a Subsidiary Guarantor or net cash proceeds of an issuance of Qualified Equity Interests of the ~~Dutch Issuer~~Parent solely to the extent that such net cash proceeds are excluded from the calculation of the Cumulative Credit; plus

(9)                  [reserved]; plus

(10)           the amount of any loss attributable to a New Project, until the date that is 12 months after the date of completing the construction, acquisition, assembling or creation of such New Project, as the case may be; provided that (a) such losses are reasonably identifiable and factually supportable and certified by a responsible financial or accounting officer of the ~~Dutch Issuer~~Parent and (b) losses attributable to such New Project after 12 months from the date of completing such construction, acquisition, assembling or creation, as the case may be, shall not be included in this clause (10); plus

(11)           [reserved]; plus

(12)           with respect to any joint venture that is not a Subsidiary an amount equal to the proportion of EBITDA relating to such joint venture corresponding to the ~~Dutch Issuer’s~~Parent’s and the Restricted Subsidiaries’ proportionate share of such joint venture’s EBITDA (determined as if such joint venture were a Subsidiary); plus

(13)           [reserved]; plus

(14)           all adjustments of the nature used in connection with the calculation of “Pro Forma Adjusted EBITDA” as set forth in the table reconciling Pro Forma Adjusted EBITDA to the nearest IFRS measure included in  “Summary Financial Information — Summary Pro Forma Information” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such period; and

less, without duplication, to the extent the same increased Consolidated Net Income,

(15)           non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period).

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Escrow Release Date of common Capital Stock or Preferred Stock of the Issuers or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent), as applicable (other than Disqualified Stock), other than:

(1)                  public offerings with respect to the Issuers’ or such direct or indirect parent’s common stock registered on Form S-4 or Form S-8;

(2)                  issuances to any Subsidiary of the ~~Issuers~~Parent; and

(3)                  any such public or private sale that constitutes an Excluded Contribution.

Notwithstanding the foregoing, an Equity Offering hereunder shall include the merger or amalgamation of any of the Issuers or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) with or into a person (other than ~~the Parent~~TSG or any of its direct or indirect subsidiaries) that has previously consummated a public Equity Offering (as defined herein but replacing any of the Issuers with such person) and is a public company at the applicable time.

“Equity Offering Documents” shall mean, collectively, the Parent’s Registration Statement on Form F-10 (File No. 333-221875) (the “Registration Statement”), filed with the SEC December

1, 2017, as amended on January 16, 2018, and the base prospectus, dated January 16, 2018, included as part of the Registration Statement and as filed with applicable securities commissions or similar regulatory authorities in Canada, as supplemented by the preliminary prospectus supplement, dated June 18, 2018, the pricing term sheet dated June 21, 2018, and the final prospectus supplement, dated June 21, 2018, in each case, including the documents incorporated by reference therein.

“Escrow Account” means a segregated account established and maintained by the Escrow Agent that includes only cash or U.S. Government Obligations, the proceeds thereof, and interest earned thereon, if any, which account shall at all times be under the control of the Trustee and subject to the terms and conditions of the Escrow Agreement.

“Escrow Agent” means Wilmington Trust, National Association, acting in its capacity as “Escrow Agent” under the Escrow Agreement, or any successor thereto in such capacity.

“Escrow Agreement” means that certain Escrow and Security Agreement, dated as of the Issue Date, among the Issuers, the Trustee and the Escrow Agent, as amended, restated, supplemented or otherwise modified from time to time.

“Escrow Conditions” means collectively (a) the Acquisition will be consummated on the date of release of the Escrowed Property in all material respects as described under “Summary—Acquisition Agreement” in the Offering Memorandum; (b) the Issuers have entered into the Credit Agreement or will substantially concurrently with the release of the Escrowed Property enter into the Credit Agreement; and  (c) borrowings under the Credit Agreement will be available in an aggregate amount sufficient, when taken together with the Escrowed Property and the cash and Cash Equivalents of Dutch Issuer and the Subsidiaries, to consummate the Acquisition and to pay related fees and expenses.

“Escrow Officer’s Certificate” means the “Officer’s Certificate” as defined in the Escrow Agreement.

“Escrow Release Date” means (i) if the Acquisition is consummated on the Issue Date, the Issue Date and (ii) otherwise, the Acquisition Completion Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of the ~~Dutch Issuer~~Parent) received by the ~~Dutch Issuer~~Parent after the Issue Date from:

(1)                  contributions to its common equity capital, and

(2)                  the sale (other than to a Subsidiary of the Parent or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Equity Interests (other than Disqualified Stock and Designated Preferred Stock) of the ~~Dutch Issuer~~Parent,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate.

“Excluded Subsidiary” means (a) each Unrestricted Subsidiary, (b) each Subsidiary that is not a Wholly Owned Subsidiary (for so long as such Subsidiary remains a non-Wholly Owned Subsidiary), (c) each Subsidiary that is prohibited from guaranteeing the Notes by any requirement of law or that would require consent, approval, license or authorization of a governmental (including regulatory) authority to guarantee the Notes (unless such requirement of law is satisfied or such consent, approval, license or authorization has been received), (d) each Subsidiary that is prohibited by any applicable contractual requirement from guaranteeing the Notes on the Escrow Release Date or at the time such Subsidiary becomes a Subsidiary (and in each case for so long as such restriction or any replacement or renewal thereof is in effect), (e) any Foreign Subsidiary, except to the extent that such subsidiary is organized under the laws of a Permitted Jurisdiction, (f) [reserved], (g) [reserved], (h) any Subsidiary (other than a Significant Subsidiary) that (i) did not, as of the last day of the fiscal ~~quarter~~half-year of the ~~Dutch Issuer~~Parent most recently ended, have assets (on an individual basis) with a value in excess of 5.0% of the Consolidated Total Assets of the ~~Dutch Issuer~~Parent and the Restricted Subsidiaries on a consolidated basis as of such date or Net Gaming Revenues (on an individual basis) representing in excess of 5.0% of the Net Gaming Revenues of the ~~Dutch Issuer~~Parent and the Restricted Subsidiaries on a consolidated basis for the period of ~~four~~two consecutive fiscal ~~quarters~~half-years of the ~~Dutch Issuer~~Parent then most recently ended (taken as one accounting period) for which financial statements have been delivered to the Trustee; provided that prior to the first date financial statements have been delivered to the Trustee pursuant to this Indenture, the financial statement then in effect shall be the financial statements for the period ending March 31, 2018 giving pro forma effect to the Transactions and (ii) taken together with all other such Subsidiaries being excluded pursuant to this clause (h), as of the last day of the fiscal ~~quarter~~half-year of the ~~Dutch Issuer~~Parent most recently ended, did not have assets with a value in excess of 15.0% of the Consolidated Total Assets of the ~~Dutch Issuer~~Parent and the Restricted Subsidiaries on a consolidated basis as of such date or Net Gaming Revenues of the ~~Dutch Issuer~~Parent and the Restricted Subsidiaries on a consolidated basis representing in excess of 15.0% of the Net Gaming Revenues of the ~~Dutch Issuer~~Parent and the Restricted Subsidiaries on a consolidated basis for the period of ~~four~~two consecutive fiscal ~~quarters~~half-years of the ~~Dutch Issuer~~Parent then most recently ended (taken as one accounting period) for which financial statements have been delivered to the Trustee; provided that prior to the first date financial statements have been delivered to the Trustee pursuant to this Indenture, the financial statement then in effect shall be the financial statements for the period ending March 31, 2018 giving pro forma effect to the Transactions (each such Subsidiary, an “Immaterial Subsidiary”) and (i) any Subsidiary for which the cost or other consequence (including any adverse tax consequences) of providing a Subsidiary Guarantee are likely to be excessive in relation to the value to be afforded thereby as determined in good faith by the ~~Dutch Issuer~~Parent.

“Existing Stars Credit Agreement” means the Amended and Restated Syndicated Facility Agreement, dated as of April 6, 2018, by and among, inter alia, Holdings, U.S. Holdings, the Issuers, TSG Australia Holdings PTY Ltd, Naris Limited, the Subsidiary Guarantors, the lenders from time to time party thereto and Deutsche Bank, as administrative agent, collateral agent and security trustee.

“Existing Sky Credit Agreement” means the Amended and Restated Credit Agreement, dated as of February 25, 2015, as amended as of September 15, 2016, and February 2, 2017, as amended and restated as of August 25, 2017, and as further amended as of March 5, 2018, and as further amended, amended and restated, supplemented or otherwise modified prior to the Escrow Release Date, by and among Cyan Blue Holdco 2 Limited, Cyan Blue Holdco 3 Limited, Cyan Bidco

Limited, the lenders from time to time party thereto and Barclays Bank PLC, as administrative agent and collateral agent.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction, which, in the case of an Asset Sale, Restricted Payment or Investment shall be determined either, at the option of the  ~~Dutch Issuer~~Parent, at the time of the Asset Sale, Restricted Payment or Investment or as of the date of the definitive agreement with respect to such Asset Sale, Restricted Payment or Investment, and without giving effect to any subsequent change in value.

“First-Priority Obligations” means (i) all Secured Bank Indebtedness and (ii) if Hedging Obligations or obligations in respect of cash management services have been secured in the collateral that secures the First-Priority Obligations, all such other obligations of the ~~Issuers~~Parent or any of the Restricted Subsidiaries in respect of such Hedging Obligations or obligations in respect of such cash management services in each case that are secured in the collateral that secures the First-Priority Obligations.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the ~~Issuers~~Parent or any of the Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness or issues any Indebtedness, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable ~~four-quarter~~two half-years period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS) and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that the ~~Dutch Issuer~~Parent or any Restricted Subsidiary has determined to make and/or made during the ~~four-quarter~~two half-years reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the ~~four-quarter~~two half-years reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into any of the ~~Issuers~~Parent or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued

operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project, restructuring or reorganization had occurred at the beginning of the applicable ~~four-quarter~~two half-years period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable ~~four-quarter~~two half-years period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the ~~Dutch Issuer~~Parent. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the ~~Dutch Issuer~~Parent as set forth in an Officer’s Certificate, to reflect (1) operating expense reductions and other operating improvements, synergies or cost savings reasonably expected to result from the applicable event and factually supportable, and (2) all adjustments of the nature used in connection with the calculation of “Pro Forma Adjusted EBITDA” as set forth in the table reconciling Pro Forma Adjusted EBITDA to the nearest IFRS measure included in  “Summary Financial Information — Summary Pro Forma Information” in the Offering Memorandum or other operating expense reductions and other operating improvements, synergies or cost savings resulting from the Transactions, to the extent such adjustments, without duplication, continue to be applicable to such ~~four-quarter~~two half-years period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the ~~Dutch Issuer~~Parent to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the ~~Dutch Issuer~~Parent may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal ~~quarter’s~~half-year’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the ~~Dutch Issuer~~Parent in good faith.

For purposes of this definition, any amount in a currency other than ~~U.S. dollars~~pounds sterling will be converted to ~~U.S. dollars~~pounds sterling based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of: (1) Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs, discounts or premiums) of such Person for such period, and (2) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state thereof or the District of Columbia.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations. The amount of any guarantee shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such person in good faith.

“Guarantee” means the Parent Guarantee or any Subsidiary Guarantee.

“Guarantor” means the Parent, it its capacity as a guarantor under the Parent Guarantee, and any Subsidiary Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)                  currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2)                  other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder” or “noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Holdings” means Stars Group Holdings Coöperatieve U.A., a coöperatie met uitgesloten aansprakelijkheid incorporated under the laws of the Netherlands.

“Immaterial Subsidiary” has the meaning set forth in the definition of “Excluded Subsidiary.”

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“IFRS” means International Financial Reporting Standards (as ~~issued by the International Accounting Standards Board and the International Financial Reporting Standards Interpretations Committee~~adopted by the European Union), which are in effect ~~on the Issue Date~~from time to time, provided, that, if any change occurs after the Operative Date in IFRS or in the application thereof, then, subject to a notice thereof from the Parent to the Trustee (and regardless of whether any such notice is given before or after such change in IFRS or in the application thereof), any provision herein shall be interpreted on the basis of IFRS as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.  Notwithstanding anything to the contrary herein, for the purposes of any calculations made under the Indenture, including in the definition of Capitalized Lease Obligations (but not for the purposes of Section 4.02 (“Reports and Other Information”)), leases which would have been treated as operating leases in accordance with IFRS as in effect prior to January 1, 2019 shall continue to be treated as operating leases notwithstanding IFRS 16 (Leases).  For the purposes of this Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“Indebtedness” means, with respect to any Person:

(1)                  the principal of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except any such balance that constitutes (i) a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business or consistent with past practice or industry norm, (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with IFRS and (iii) liabilities accrued in the ordinary course of business or consistent with past practice), which purchase price is due more than twelve months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(2)                  to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business or consistent with past practice); and

(3)                  to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value (as determined in good faith by the ~~Dutch Issuer~~Parent) of such asset at such date of Incurrence, and (b) the principal amount of such Indebtedness of such other Person;

provided, however, that, notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations Incurred in the ordinary course of business or consistent with past practice and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) [~~Reserved~~reserved]; (5) trade and other ordinary course payables, accrued expenses and intercompany liabilities arising in the ordinary course of business or consistent with past practice; (6) obligations under the Acquisition Agreements; (7) obligations in respect of Third Party Funds; (8) in the case of the ~~Issuers~~Parent and the Restricted Subsidiaries (x) all intercompany Indebtedness having a term not exceeding 364 days (inclusive of any roll-over or extensions of terms) and made in the ordinary course of business or consistent with past practice or industry norm and (y) intercompany liabilities in connection with cash management, tax and accounting operations of the ~~Issuers~~Parent and the Restricted Subsidiaries; and (9) any obligations under Hedging Obligations that are not Incurred for speculative purposes.

“Indenture” means this Indenture as amended or supplemented from time to time.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the ~~Dutch Issuer~~Parent, qualified to perform the task for which it has been engaged.

“Intellectual Property” means, all U.S. and non-U.S. intellectual property rights, both statutory and common law rights, if applicable, including: (a) copyrights, registrations and applications for registration thereof, (b) trademarks, service marks, trade names, brand names, corporate names, slogans, domain names, logos, trade dress, and other identifiers of sources of goodwill, and registrations and applications of registrations thereof, (c) patents, as well as any reissued and reexamined patents and extensions corresponding to the patents and any patent applications, as well as any related continuation, continuation in part and divisional applications and patents issuing therefrom, (d) trade secrets and confidential information, including, rights in software, ideas, designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, whether or not patentable and (e) any rights in databases.

“Interest Payment Date” has the meaning set forth in Exhibit A hereto.

“Investment and Funding Transactions” means:

(a)                                 any and all Indebtedness and Investments (whether existing as at the Escrow Release Date and/or arising thereafter) of the Parent, its subsidiaries and their respective shareholders owed to or in:

(i)             any other subsidiary of the Parent;

(ii)          any of the shareholders of the Parent and/or any of its subsidiaries respectively and, for the avoidance of doubt, the Tripp Group Shareholders (being the Sellers (as defined in the CrownBet Acquisition Agreement) and, as at the Escrow Release Date, the holders of an aggregate 20% of the share capital of CrownBet Holdings;

in relation to, in connection with, pursuant to and/or arising from the CrownBet Acquisition Agreement, the William Hill Australia Acquisition Agreement, the agreement entitled “Funding Agreement In relation to the CrownBet Group” dated March 6, 2018 (as amended, restated, supplemented and/or novated from time to time) concluded between, amongst others, CrownBet Holdings Pty Ltd ACN 603 274 237 (“CrownBet Holdings”), CrownBet Pty Ltd ACN 162 554 707 (“CrownBet”), Bloomlane Pty Ltd ACN 623 298 626 (“Bloomlane”), the Tripp Group Shareholders (as amended, restated, supplemented and/or novated from time to time), the “Deed in relation to the Tripp Group Shareholder Loans” dated April 23, 2018 between, amongst others, CrownBet and the Tripp Group Shareholders (as amended, restated, supplemented and/or novated from time to time), and the transactions contemplated therein and thereby, including, without limitation, any and all Investments, intercompany loans, shareholder loans and equity subscriptions and issuances pursuant thereto (including, without limitation, pursuant to the put and call rights held by the Tripp Group Shareholders and Bloomlane (respectively) pursuant to the ‘CY20/21 Call and CY21 Put Option Deed’ dated April 24, 2018 amon the Tripp Group Shareholders, Bloomlane and the Parent (as amended, restated, supplemented and/or novated from time to time);

(b)                                 without prejudice to (a) above, any and all Indebtedness and Investments on account of the earn-out and/or top-up payments and obligations of each of Bloomlane and the Parent under and in terms of the CrownBet Acquisition Agreement to the Tripp Group Shareholders (as sellers thereunder); and

(c)                                  any and all Indebtedness of CrownBet Holdings and its subsidiaries to Bloomlane in relation to, in connection with, pursuant to and/or arising from (a) the Revolving Loan Agreement dated December 31, 2015 between CrownBet Holdings Pty Ltd as borrower and the Betfair Pty Ltd ACN 110 084 985 (“Betfair”) as lender, as amended from time, and (b) the Revolving Loan Agreement, dated June 16, 2015 by and between CrownBet, as borrower and Crown Group Finance Limited ACN 125 812 615, as lender, as amended from time to time as assigned to Bloomlane under and pursuant to the agreement entitled “Share Sale Agreement” dated December 29, 2017 concluded between, amongst others, CrownBet and Betfair.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1)                  securities issued or directly and fully guaranteed or insured by the U.S.  ~~government~~or the United Kingdom’s governments or any agency or instrumentality thereof (other than Cash Equivalents),

(2)                  securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s and BBB- (or equivalent) by S&P, but excluding any debt securities or loans or advances between and among the ~~Issuers~~Parent and the Subsidiaries,

(3)                  investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)                  corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees of loans), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business and any assets or securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss and any prepayments and other credits to suppliers made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by IFRS to be classified on the balance sheet of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and Section 4.04:

(1)                  “Investments” shall include the portion (proportionate to the ~~Dutch Issuer’s~~Parent’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the ~~Dutch Issuer~~Parent) of the net assets of a Subsidiary of the ~~Dutch Issuer~~Parent at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the ~~Dutch Issuer~~Parent shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a)                  the ~~Dutch Issuer’s~~Parent’s “Investment” in such Subsidiary at the time of such redesignation less

(b)                  the portion (proportionate to the ~~Dutch Issuer’s~~Parent’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the ~~Dutch Issuer~~Parent) of the net assets of such Subsidiary at the time of such redesignation; and

(2)                  any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value (as determined in good faith by the ~~Dutch Issuer~~Parent) at the time of such transfer, in each case as determined in good faith by the Board of Directors of the ~~Dutch Issuer~~Parent.

“Issue Date” means the date on which the Initial Notes are originally issued.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or any lease in the nature thereof); provided that in no event shall an operating lease or an agreement to sell be deemed to constitute a Lien.

“Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of Capital Stock of the ~~Issuers~~Parent (or any successor of the ~~Issuers~~Parent) or any direct or indirect parent of the ~~Issuers (including Holdings, U.S. Holdings and~~ Parent~~)~~ on the date of the declaration or making of the relevant Restricted Payment multiplied by (ii) the arithmetic mean of the closing prices per share of such Capital Stock for the 30 consecutive trading days immediately preceding the date of declaration or making of such Restricted Payment.

“Moody’s “ means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Gaming Revenues” shall mean net gaming revenues of the ~~Dutch Issuer~~Parent and the Subsidiaries, as reflected on their consolidated income statement and in accordance with past practices.

“Net Income” means, with respect to any Person, the net income (loss) of such Person and its Restricted Subsidiaries, determined in accordance with IFRS and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the ~~Issuers~~Parent or any Restricted Subsidiary in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (including Tax Distributions and after taking into account any available tax credits or deductions and any tax sharing arrangements related solely to such disposition), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to Section 4.06(b)) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by the ~~Issuers~~Parent as a reserve in accordance with IFRS against any liabilities associated with the asset disposed of in such transaction and retained by the ~~Issuers~~Parent after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction and payments made to holders of non-controlling interests in non-Wholly Owned Subsidiaries as a result of such Asset Sale.

Notwithstanding the foregoing or anything to the contrary in Section 4.06, to the extent that the ~~Dutch Issuer~~Parent has determined in good faith that repatriation to the applicable jurisdiction in which such amounts would otherwise be required to be applied hereunder (i) of any or all of the Net Proceeds of any Asset Sales by a Subsidiary, is prohibited, restricted or delayed by applicable local law or (ii) of any or all of the Net Proceeds of any Assets Sales by a Subsidiary could result in a material adverse tax consequence, the portion of such Net Proceeds so affected will not constitute Net Proceeds or be required to be applied in compliance with Section 4.06; provided that, in any event, the ~~Dutch Issuer~~Parent shall use its commercially reasonable efforts to take actions within its reasonable control that are reasonably required to eliminate such tax effects.

“New Parent” has the meaning specified in the definition of Change of Control.

“New Project” means (x) each plant, facility, branch, office, business unit, gaming business, gaming activity, gaming jurisdiction or casino which is either a new plant, facility, branch, office, business unit, gaming business , gaming activity, gaming jurisdiction or casino or an expansion, relocation, remodeling, refurbishment or substantial modernization of an existing plant, facility, branch, office, gaming business, gaming activity, gaming jurisdiction or casino owned or operated by the ~~Dutch Issuer~~Parent or the Restricted Subsidiaries which in fact commences operations and (y) each creation (in one or a series of related transactions) of a business unit, product line or service offering to the extent such business unit commences operations or such product line or service is offered or each expansion (in one or series of related transactions) of business into a new market or through a new distribution method or channel.

“Notes Obligations” means Obligations in respect of the Notes, this Indenture and the ~~Subsidiary~~ Guarantees.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit, and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness (including interest, fees, expenses, indemnity claims and other monetary obligations accrued during the pendency of an insolvency proceeding, whether or not constituting an allowed claim in such proceeding); provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of third parties other than the Trustee.

“Offering Memorandum” means the offering memorandum, dated June 28, 2018, relating to the issuance of the Initial Notes.

“Officer” means the chairman of the board, any director, chief executive officer, chief financial officer, president, any executive vice president, senior vice president or vice president, the treasurer or the secretary of the Parent or the Dutch Issuer, as applicable.

“Officer’s Certificate” means a certificate signed on behalf of the Parent or the Dutch Issuer, as applicable, by an Officer of the Parent or the Dutch Issuer, as applicable, which meets the requirements set forth in this Indenture.

“Operative Date” means the date when the Parent accedes to this Indenture and provides the Parent Guarantee.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Parent, the Dutch Issuer or any Subsidiary Guarantor.

“Parent” means  ~~The Stars Group Inc., an Ontario corporation~~Flutter Entertainment plc., a company incorporated and registered in Ireland with limited liability.

“Parent Guarantee” means the guarantee of the obligations of the Issuers under this Indenture and the Notes by the Parent in accordance with the provisions of this Indenture.

“Pari Passu Indebtedness” means: (a) with respect to the Issuers, the Notes and any Indebtedness which ranks pari passu in right of payment to the Notes; and (b) with respect to any ~~Subsidiary~~ Guarantor, its ~~Subsidiary~~ Guarantee and any Indebtedness which ranks pari passu in right of payment to such ~~Subsidiary~~ Guarantor’s ~~Subsidiary~~ Guarantee.

“Permitted Investments” means:

(1)                  any Investment in the ~~Issuers~~Parent or any Restricted Subsidiary;

(2)                  any Investment in Cash Equivalents or Investment Grade Securities;

(3)                  any Investment by the ~~Dutch Issuer~~Parent or any Restricted Subsidiary in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, ~~any of~~ the ~~Issuers~~Parent or a Restricted Subsidiary;

(4)                  any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to Section 4.06or any other disposition of assets not constituting an Asset Sale;

(5)                  any Investment existing on the Escrow Release Date or, with respect to the Parent or any of its Subsidiaries immediately prior to the Operative Date, made pursuant to binding commitments existing on the Escrow Release Date or, with respect to the Parent or any of its Subsidiaries immediately prior to the Operative Date, or in satisfaction of obligations under joint venture agreements existing on the Escrow Release Date or, with respect to the Parent or any of its Subsidiaries immediately prior to the Operative Date, or any Investment consisting of any extension, modification or renewal of any such Investment, binding commitment or obligation, in each case, existing on the Escrow Release Date or, with respect to the Parent or any of its Subsidiaries immediately prior to the Operative Date, as applicable; provided that the amount of any such Investment may be increased (x) as required by the terms of such Investment, binding commitment or obligation, in each case, as in existence on the Escrow Release Date or, with respect to the Parent or any of its Subsidiaries immediately prior to the Operative Date, as applicable, or (y) as otherwise permitted under this Indenture;

(6)                  loans and advances to, or guarantees of Indebtedness of, officers, directors, employees or consultants of the  ~~Dutch Issuer~~Parent or any of its Subsidiaries (i) in the ordinary course of business in an aggregate outstanding amount (valued in good faith by the ~~Dutch Issuer~~Parent at the time of the making thereof, and without giving effect to any subsequent changes in value) not to exceed $35 million, (ii) in respect of payroll payments and expenses in the ordinary course of business and (iii) in connection with such person’s purchase of Equity Interests of the ~~Dutch Issuer, Holdings, U.S. Holdings,~~ Parent (or any ~~other~~ direct or indirect parent of the ~~Dutch Issuer (including Holdings, U.S. Holdings and~~ Parent) solely to the extent that the amount of such loans and advances shall be contributed to the ~~Dutch Issuer~~Parent in cash as common equity;

(7)                  any Investment acquired by the ~~Dutch Issuer~~Parent or any Restricted Subsidiary (a) in exchange for any other Investment or accounts receivable held by the ~~Dutch Issuer~~Parent or such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the ~~Dutch Issuer~~Parent of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the ~~Dutch Issuer~~Parent or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)                  Hedging Obligations permitted under Section 4.03(b)(x);

(9)                  any Investment by the ~~Issuers~~Parent or any Restricted Subsidiary in a Similar Business in an aggregate outstanding amount (valued in good faith by the ~~Dutch Issuer~~Parent at the time of the making thereof, and without giving effect to subsequent changes in value), taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed the sum of (x) the greater of (i) $300 million and (ii) 0.30 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two full fiscal ~~quarters~~half-years plus (y) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not ~~one of~~ the ~~Issuers~~Parent or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes ~~one of~~ the ~~Issuers~~Parent or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be ~~one of~~ the ~~Issuers~~Parent or a Restricted Subsidiary;

(10)           additional Investments by the ~~Dutch Issuer~~Parent or any Restricted Subsidiary in an aggregate outstanding amount (valued in good faith by the ~~Dutch Issuer~~Parent at the time of the making thereof, and without giving effect to subsequent changes in value), taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the sum of (x) the greater of (i) $300 million and (ii) 0.30 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two fiscal ~~quarters~~half-years plus (y) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (10) is made in any Person that is not the ~~Dutch Issuer~~Parent or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes the ~~Dutch Issuer~~Parent or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (10) for so long as such Person continues to be the ~~Dutch Issuer~~Parent or a Restricted Subsidiary;

(11)           (a) loans and advances to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or industry norm or to fund such person’s purchase of Equity Interests of the ~~Dutch Issuer, Holdings, U.S. Holdings,~~ Parent (or any ~~other~~ direct or indirect parent of the ~~Dutch Issuer (including Holdings and~~ Parent) and (b) extensions of trade credit to customers in the ordinary course of business or consistent with past practice or industry norm by the ~~Dutch Issuer~~Parent or any of the Restricted Subsidiaries;

(12)           Investments the payment for which consists of Equity Interests of the ~~Dutch Issuer~~Parent (other than Disqualified Stock)~~, Holdings, U.S. Holdings, Parent~~ or any ~~other~~ direct or indirect parent of the ~~Issuers (including Holdings, U.S. Holdings and~~ Parent~~), as applicable~~; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of Cumulative Credit;

(13)           any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of Section 4.07(b)(except transactions described in clauses (ii), (iv), (vi), (ix)(B) and (xvi) of Section 4.07(b));

(14)           [reserved];

(15)           guarantees issued in accordance with Section 4.03 and Section 4.11 including, without limitation, any guarantee or other obligation issued or incurred under any Credit Agreement in connection with any letter of credit issued for the account of the  ~~Issuers~~Parent or any of the Subsidiaries (including with respect to the issuance of, or payments in respect of drawings under, such letters of credit);

(16)           Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of Intellectual Property;

(17)           [Reserved];

(18)           [Reserved];

(19)           additional Investments in joint ventures (valued in good faith by the ~~Dutch Issuer~~Parent) not to exceed, at any one time in the aggregate outstanding under this clause (19), the sum of (x) the greater of (i) $300 million and (ii) 0.30 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four full~~two fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two fiscal ~~quarters~~half-years plus (y) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the value of each Investment being measured at the time such Investment is made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (19) is made in any Person that is not ~~one of~~ the ~~Issuers~~Parent or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes ~~one of~~ the ~~Issuers~~Parent or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (19) for so long as such Person continues to be ~~one of~~ the ~~Issuers~~Parent or a Restricted Subsidiary;

(20)           Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with ~~one of~~ the ~~Issuers~~Parent or a Restricted Subsidiary in a transaction that is not prohibited by Section 5.01 after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(21)           Investments in the ordinary course of business or consistent with past practice or industry norm consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit and Uniform Commercial Code Article 4 customary trade arrangements with customers or similar arrangements under the laws of other jurisdictions;

(22)           advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the ~~Issuers~~Parent or the Restricted Subsidiaries;

(23)           any Investment in any Subsidiary of the ~~Dutch Issuer~~Parent or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business or consistent with past practice or industry norm;

(24)           guarantees of Indebtedness under customer financing lines of credit in the ordinary course of business or consistent with past practice or industry norm;

(25)           Investments made pursuant to the Acquisition Agreements or in connection with the Transactions or the Investment and Funding Transactions;

(26)           any Investment so long as, immediately after giving effect to such Investment, the Total Indebtedness Leverage Ratio for the most recently ended ~~four~~two fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such Investment is not greater than 4.50 to 1.00 on a pro forma basis;

(27)           loans or advances to members representing their deferred initiation deposits or fees, arising in the ordinary course of business or consistent with past practice or industry norm; and

(28)           without prejudice to clause (3) above, Investments made for the purposes of, in connection with, pursuant to and/or as contemplated in (as the case may be) the Acquisition Agreements or consummated or required to be consummated in connection with the Investment and Funding Transactions, including, without limitation, any (i) Investments by the Parent or any of its subsidiaries in the Equity Interests of any other subsidiary of the Parent (or any entity that will become a subsidiary as a result of such Investment); and (ii) intercompany loans from the Parent or any of its subsidiaries, to any subsidiary of the Parent.

“Permitted Liens” means, with respect to any Person:

(1)                  pledges or deposits and other Liens granted by such Person under workmen’s compensation laws, unemployment insurance, employers’ health tax and other social security laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. or United Kingdom’s government bonds to secure surety or appeal bonds, performance and return of money bonds, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)                  Liens imposed by law, such as landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens securing obligations that are not overdue by more than 30 days or that are being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and notices of lis pendens and associated rights related to litigation;

(3)                  Liens for taxes, assessments or other governmental charges not yet overdue by more than 30 days or that are being contested in good faith by appropriate proceedings and such person, as applicable, has set aside on its books adequate reserves therefor in accordance with the IFRS;

(4)                  Liens in favor of issuers of performance and surety, bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit, bankers’ acceptances, bank guarantees or similar obligations issued and completion guarantees provided for, in each case, pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice or industry norm;

(5)                  minor survey exceptions, minor encumbrances, trackage rights, special assessments, easements or reservations of, or rights of others for, licenses, rights-of-way, servitudes sewers, electric lines, telegraph and telephone lines and other similar purposes, servicing agreements, development agreements, site plan agreements and other similar encumbrances incurred in the ordinary course of business or zoning or other restrictions (including minor defects and irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

 ~~(6)~~	~~(A)~~	~~Liens on assets of a Subsidiary that is not a Subsidiary Guarantor securing Indebtedness of a Subsidiary that is not a Subsidiary Guarantor permitted to be Incurred pursuant to Section 4.03;~~

(6)                  (A)      Liens on assets of a Subsidiary that is not a Subsidiary Guarantor securing Indebtedness of a Subsidiary that is not a Subsidiary Guarantor permitted to be Incurred pursuant to Section 4.03

(B)                Liens securing Obligations in respect of:

(x) Indebtedness Incurred pursuant to Section 4.03(b)(i); and

(y) any Indebtedness permitted to be Incurred under this Indenture if, as of the date such Indebtedness was Incurred, and after giving pro forma effect thereto and the application of the net proceeds therefrom, the Secured Leverage Ratio of the ~~Dutch Issuer~~Parent does not exceed 5.00 to 1.00;

(C)                Liens securing Obligations in respect of Indebtedness permitted to be Incurred pursuant to clause (iv), (or (xiv) to the extent it guarantees any such Indebtedness), (xvi), (xx) or (xxvii) of Section 4.03(b) (provided that (i) in the case of clause (xvi), such Liens securing Indebtedness Incurred pursuant to clause (xvi) shall only be permitted under this clause (C) if, on a pro forma basis after giving effect to the Incurrence of such Indebtedness and Liens, the Secured

Leverage Ratio of the ~~Dutch Issuer~~Parent does not exceed 5.00 to 1.00 and (ii) in the case of clause (xx), such Lien does not extend to the property or assets of any Subsidiary of the ~~Dutch Issuer~~Parent other than a Restricted Subsidiary that is not a Subsidiary Guarantor); and

(D)                Liens securing the Notes Obligations.

(7)                  (i) Liens existing on the Issue Date or the Escrow Release Date (other than Liens in favor of the lenders under the Credit Agreement in effect on the Issue Date or the Escrow Release Date) ~~and~~; (ii) Liens on property and assets of Target and its subsidiaries existing on the Acquisition Completion Date to the extent permitted under the Sky Acquisition Agreement; and (iii) Liens on property and assets of the Parent and its Subsidiaries existing immediately prior to the Operative Date.

(8)                  Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens (other than Liens to secure Indebtedness Incurred pursuant to Section 4.03(b)(xvi)) are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the ~~Issuers~~Parent or any Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(9)                  Liens on assets or property at the time the ~~Issuers~~Parent or a Restricted Subsidiary acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into ~~one of~~ the ~~Issuers~~Parent or any Restricted Subsidiary; provided, however, that such Liens (other than Liens to secure Indebtedness Incurred pursuant to Section 4.03(b)(xvi)) are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that such Liens may not extend to any other property owned by the ~~Issuers~~Parent or any Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(10)           Liens securing Indebtedness or other obligations of the ~~Issuers~~Parent or a Restricted Subsidiary owing to the ~~Issuers~~Parent or another Restricted Subsidiary permitted to be Incurred in accordance with Section 4.03;

(11)           Liens securing Hedging Obligations not incurred in violation of this Indenture; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness (other than Hedging Obligations constituting Secured Bank Indebtedness);

(12)           Liens on inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of documentary letters of credit, bank guarantees or bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)           leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the ~~Issuers~~Parent or any of the Restricted Subsidiaries;

(14)           Liens arising from Uniform Commercial Code financing statement filings (or ~~foreign~~ equivalent under the laws of other jurisdictions) regarding operating leases or other obligations not constituting Indebtedness;

(15)           Liens in favor of the ~~Issuers~~Parent or any Subsidiary Guarantor;

(16)           [Reserved];

(17)           pledges and deposits and other Liens made in the ordinary course of business to secure liability to insurance carriers under insurance or self-insurance arrangements;

(18)           Liens on the Equity Interests of Unrestricted Subsidiaries;

(19)           leases or subleases, and licenses or sublicenses (including with respect to Intellectual Property) granted to others in the ordinary course of business;

(20)           Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6), (7), (8), (9), (10), (11), (15) and (25) of this definition; provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to the original Lien) that secured the original Lien (plus improvements on and accessions to such property, proceeds and products thereof, customary security deposits and any other assets pursuant to the after-acquired property clauses to the extent such assets secured (or would have secured) the Indebtedness being refinanced, refunded, extended, renewed or replaced), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount (or accreted value, if applicable) or, if greater, committed amount of the applicable Indebtedness described under clauses (6), (7), (8), (9), (10), (11), (15) and (25) at the time the original Lien became a Permitted Lien under this Indenture, (B) unpaid accrued interest and premiums (including tender premiums), and (C) an amount necessary to pay any underwriting discounts, defeasance costs, commissions, fees and expenses related to such refinancing, refunding, extension, renewal or replacement; provided further, however, that in the case of any Liens to secure any refinancing, refunding, extension or renewal of Indebtedness secured by a Lien referred to in clause (6)(B) or (6)(C), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension or renewal shall be deemed secured by a Lien under clause (6)(B) or (6)(C) and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause (6)(B) or (6)(C);

(21)           Liens on equipment of the ~~Issuers~~Parent or any Restricted Subsidiary granted in the ordinary course of business to ~~such Issuer’s~~the Parent’s or such Restricted Subsidiary’s client at which such equipment is located;

(22)           judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23)           Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into in the ordinary course of business or consistent with past practice or industry norm;

(24)           Liens incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(25)           Liens securing obligations the outstanding principal amount of which does not, taken together with the principal amount of all other obligations secured by Liens incurred under this clause (25) and any Liens to secure any refinancing, refunding, extension or renewal in respect thereof incurred pursuant to clause (20) above, that are at that time outstanding, exceed the greater of $325 million and 0.325 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four full~~two fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two fiscal ~~quarters~~half-years;

(26)           any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement securing obligations of such joint venture or pursuant to any joint venture or similar agreement;

(27)           any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the ~~Issuers~~Parent or any Restricted Subsidiary, under any indenture issued in escrow pursuant to customary escrow arrangements pending the release thereof, or under any indenture pursuant to customary discharge, redemption or defeasance provisions;

(28)           Liens (i) arising by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business or (iii) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(29)           Liens (i) in favor of credit card companies pursuant to agreements therewith and (ii) in favor of customers;

(30)           Liens disclosed by the title insurance policies, title opinions or equivalent foreign documentation delivered on (with respect to all mortgages delivered on the Escrow Release Date) or subsequent to the Escrow Release Date and pursuant to the Credit Agreement and any replacement, extension or renewal of any such Lien; provided that such replacement, extension or renewal Lien shall not cover any property other than the property that was subject to such Lien prior to such replacement, extension or renewal and any accessions and additions thereto or proceeds and products thereof and related property of the type that would have been subject to such Lien notwithstanding such replacement, extension or renewal; provided, further, that the Indebtedness and other obligations secured by such replacement, extension or renewal Lien are permitted under this Indenture;

(31)           Liens that are (i) contractual or statutory rights of set-off or rights of pledge or similar rights (a) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (b) relating to pooled deposit, cash management (including controlled disbursement accounts or services) or foreign currency exchanges services,  sweep accounts, reserve accounts, commodity or trading accounts, of the ~~Dutch Issuer~~Parent or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the ~~Issuers~~Parent and the Restricted Subsidiaries (including with respect to credit cards, credit card processing services, debit cards, purchase cards, ACH transactions, and similar obligations) or (c) relating to purchase orders and other agreements entered into with customers, suppliers or service providers of the ~~Issuers~~Parent or any Restricted Subsidiary in the ordinary course of business;

(32)           in the case of real property that constitutes a leasehold interest, any Lien to which the fee simple interest (or any superior leasehold interest) is subject;

(33)           Liens in respect of Third Party Funds;

(34)           agreements to subordinate any interest of ~~any Issuer~~the Parent or any Restricted Subsidiary in any accounts receivable or other prices arising from inventory consigned by the ~~Issuers~~Parent or any Restricted Subsidiary pursuant to an agreement entered into in the ordinary course of business;

(35)           Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents under clause (4) of the definition thereof;

(36)           Liens securing insurance premium financing arrangements; provided that such Liens are limited to the applicable unearned insurance premiums;

(37)           [Reserved];

(38)           Liens in respect of Indebtedness secured by mortgages on the corporate headquarters of the ~~Issuers~~Parent and the Subsidiaries;

(39)           Liens on equipment of the ~~Issuers~~Parent or any of the Restricted Subsidiaries granted in the ordinary course of business or consistent with past practice or industry norm;

(40)           Liens of a collection bank arising under Section 4-210 of the Uniform Commercial Code in effect in the State of New York or similar provisions in similar codes, statutes or laws in other jurisdictions on items in the course of collection;

(41)           Liens on equipment of the ~~Dutch Issuer~~Parent or any Subsidiary granted in the ordinary course of business or consistent with past practice or industry norm;

(42)           any Lien created pursuant to the general conditions of a bank operating in the Netherlands based on the general conditions drawn up by the Netherlands Bankers’ Association (Nederlandse Vereniging van Banken) and the Consumers Union (Consumentenbond); and

(43)           movable hypothecs granted under the laws of the Province of Quebec to secure obligations under leases or subleases for real property (in each case limited to the property and assets located from time to time in the premises which are the subject of the lease or sublease secured by such movable hypothec).

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Pro Forma EBITDA” means, with respect to any Person, at any date, the EBITDA of such Person for the full ~~four~~two fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such date, subject to the following adjustments. In the event that the ~~Issuers~~Parent or any Restricted Subsidiary Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which Pro Forma EBITDA is being calculated but prior to the event for which the calculation of Pro Forma EBITDA is made (the “Pro Forma EBITDA Calculation Date”), then Pro Forma EBITDA shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable ~~four-quarter~~two half-year period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS) and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that the ~~Dutch Issuer~~Parent or any Restricted Subsidiary has determined to make and/or made during the ~~four-quarter~~two half-year reference period or subsequent to such reference period and on or prior to or simultaneously with the Pro Forma EBITDA Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the ~~four-quarter~~two half-year reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into ~~any of~~ the ~~Issuers~~Parent or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization that would have required adjustment pursuant to this definition, then Pro Forma EBITDA shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project, restructuring or reorganization had occurred at the beginning of the applicable ~~four-quarter~~two half-year period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then Pro Forma EBITDA shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable ~~four-quarter~~two half-year period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the ~~Dutch Issuer~~Parent. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the ~~Dutch Issuer~~Parent as set forth in an Officer’s Certificate, to reflect (1) operating expense reductions and other operating improvements, synergies or cost savings reasonably expected to result from the applicable event  and factually supportable, and (2) all adjustments of the nature used in connection with the calculation of “Pro Forma Adjusted EBITDA” as set forth in the table reconciling Pro Forma Adjusted EBITDA to the nearest IFRS measure included in  “Summary Financial Information — Summary Pro Forma Information” in the Offering Memorandum or other operating expense reductions and other operating improvements, synergies or cost savings resulting from the Transactions to the extent such adjustments, without duplication, continue to be applicable to such ~~four-quarter~~two half-year period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Pro Forma EBITDA Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the ~~Dutch Issuer~~Parent to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the ~~Dutch Issuer~~Parent may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal ~~quarter’s~~half-year’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the ~~Dutch Issuer~~Parent in good faith.

“Qualified Equity Interests” means any Equity Interest other than Disqualified Stock.

“Rating Agency” means (1) each of Moody’s and S&P (and their respective successors and assigns) and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the ~~Issuers’~~Parent’s control, a “nationally recognized statistical rating organization” within the meaning of ~~Rule 15cs-1~~Section 3(~~c~~a)(~~2~~62)~~(vi)(F) under~~ of the Exchange Act selected by the ~~Issuers or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings and~~ Parent~~)~~ as a replacement agency for Moody’s or S&P, as the case may be.

“Restricted Cash” means cash and Cash Equivalents held by Restricted Subsidiaries that would appear as “restricted” on a consolidated balance sheet of the  ~~Dutch Issuer~~Parent or any of the Restricted Subsidiaries.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this Indenture,

all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the ~~Dutch Issuer~~Parent, including the Issuers.

“S&P” means S&P Global Ratings or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the  ~~Issuers~~Parent or a Restricted Subsidiary whereby the ~~Issuers~~Parent or such Restricted Subsidiary transfers such property to a Person and the ~~Issuers~~Parent or such Restricted Subsidiary leases it from such Person, other than leases between the ~~Issuers, any of the Issuers~~Parent and a Restricted Subsidiary or between Restricted Subsidiaries.

“SEC” means the Securities and Exchange Commission.

“Secured Bank Indebtedness” means any Bank Indebtedness that is secured by a Permitted Lien incurred or deemed incurred pursuant to clause (6) of the definition of Permitted Liens, as designated by the ~~Dutch Issuer~~Parent to be included in this definition.

“Secured Indebtedness” means any Consolidated Total Indebtedness secured by a Lien.

“Secured Leverage Ratio” means, with respect to any Person, at any date, the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with IFRS) less the amount of cash and Cash Equivalents in excess of any Restricted Cash or “customer deposits” that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the ~~Issuers~~Parent or any Restricted Subsidiary Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Leverage Ratio is made (the “Secured Leverage Calculation Date”), then the Secured Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable ~~four-quarter~~two half-year period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS) and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that the ~~Dutch Issuer~~Parent or any Restricted Subsidiary has determined to make and/or made during the ~~four-quarter~~two half-year reference period or subsequent to such reference period and on or prior to or simultaneously with the Secured Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the ~~four-quarter~~two half-year reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into ~~any of~~ the ~~Issuers~~Parent or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization that would have required adjustment pursuant to this definition, then the Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project, restructuring or reorganization had occurred at the beginning of the applicable ~~four-quarter~~two half-year period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable ~~four-quarter~~two half-year period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the ~~Dutch Issuer~~Parent. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the ~~Dutch Issuer~~Parent as set forth in an Officer’s Certificate, to reflect (1) operating expense reductions and other operating improvements, synergies or cost savings reasonably expected to result from the applicable event and factually supportable (including to the extent applicable, the Transactions), and (2) all adjustments of the nature used in connection with the calculation of “Pro Forma Adjusted EBITDA” as set forth in the table reconciling Pro Forma Adjusted EBITDA to the nearest IFRS measure included in  “Summary Financial Information — Summary Pro Forma Information”  in the Offering Memorandum or other operating expense reductions and other operating improvements, synergies or cost savings resulting from the Transactions to the extent such adjustments, without duplication, continue to be applicable to such ~~four-quarter~~two half-year period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Secured Leverage Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the ~~Dutch Issuer~~Parent to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the ~~Dutch Issuer~~Parent may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal ~~quarter’s~~half-year’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the ~~Dutch Issuer~~Parent in good faith.

For purposes of this definition, any amount in a currency other than ~~U.S. dollars~~pounds sterling will be converted to ~~U.S. dollars~~pounds sterling based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Secured Leverage Ratio” means, with respect to any Person, at any date, the ratio of (i) Secured Indebtedness of such Person and its Restricted Subsidiaries constituting First-Priority Obligations as of such date of calculation (determined on a consolidated basis in accordance with IFRS) less the amount of cash and Cash Equivalents in excess of any Restricted Cash or “customer deposits” that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the ~~Issuers~~Parent or any Restricted Subsidiary Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Senior Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Senior Secured Leverage Ratio is made (the “Senior Secured Leverage Calculation Date”), then the Senior Secured Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable ~~four-quarter~~two half-years period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS) and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that the ~~Dutch Issuer~~Parent or any Restricted Subsidiary has determined to make and/or made during the ~~four-quarter~~two half-year reference period or subsequent to such reference period and on or prior to or simultaneously with the Senior Secured Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the ~~four-quarter~~two half-year reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into ~~any of~~ the ~~Issuers~~Parent or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization that would have required adjustment pursuant to this definition, then the Senior Secured Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project, restructuring or reorganization had occurred at the beginning of the applicable ~~four-quarter~~two half-year period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Senior Secured Leverage

Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable ~~four-quarter~~two half-year period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the ~~Dutch Issuer~~Parent. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the ~~Dutch Issuer~~Parent as set forth in an Officer’s Certificate, to reflect (1) operating expense reductions and other operating improvements, synergies or cost savings reasonably expected to result from the applicable event and factually supportable (including to the extent applicable, the Transactions), and (2) all adjustments of the nature used in connection with the calculation of “Pro Forma Adjusted EBITDA” as set forth in the table reconciling Pro Forma Adjusted EBITDA to the nearest IFRS measure included in  “Summary Financial Information — Summary Pro Forma Information” in the Offering Memorandum and other operating improvements, synergies or cost savings resulting from the Transactions to the extent such adjustments, without duplication, continue to be applicable to such ~~four-quarter~~two half-year period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Senior Secured Leverage Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the ~~Dutch Issuer~~Parent to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the ~~Dutch Issuer~~Parent may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal ~~quarter’s~~half-year’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the ~~Dutch Issuer~~Parent in good faith.

For purposes of this definition, any amount in a currency other than ~~U.S. dollars~~pounds sterling will be converted to ~~U.S. dollars~~pounds sterling based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the ~~Dutch Issuer~~Parent within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC (or any successor provision).

“Similar Business” means any business, the majority of whose revenues are derived from (i) the business or activities of the ~~Dutch Issuer~~Parent and its Subsidiaries as of the ~~Issue~~Operative

Date ~~or the Escrow Release Date, as applicable~~, (ii) any business that is a natural outgrowth or a reasonable extension, development or expansion of any such business or any business similar, reasonably related, incidental, complementary or ancillary to any of the foregoing or (iii) any business that in the ~~Dutch Issuer’s~~Parent’s good faith business judgment constitutes a reasonable diversification of business conducted by the ~~Dutch Issuer~~Parent and its Subsidiaries.

“Sky Acquisition Agreement” means the sale and purchase deed relating to the purchase of the entire issued ordinary share capital, and the redemption of all preference shares and loan notes of the Target (including all exhibits and schedules thereto), by and among Cyan Blue Jerseyco Limited, Sky UK Limited, the individual Sellers (as defined in the Sky Acquisition Agreement), Cyan Blue Manco Limited, the purchaser thereunder, the Dutch Issuer, Holdings and ~~the Parent~~TSG and any other agreements or instruments contemplated thereby, in each case, as amended, restated, supplemented or otherwise modified from time to time.

“Special Mandatory Redemption Date” means the fifth Business Day after the Special Termination Date.

“Special Mandatory Redemption Price” means a price equal to 100.00% of the principal amount of the Notes plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date.

“Special Termination Date” means the earliest of any of the following to occur: (w) the date on which the Dutch Issuer determines in its sole discretion that the Escrow Conditions will not be satisfied, (x) the end of the day on October 31, 2019 if the Escrow Officer’s Certificate has not been delivered by such time, (y) the date on which the Dutch Issuer notifies the Escrow Agent and the Trustee in writing that (i) the Purchaser will not pursue the consummation of the Acquisition and/or (ii) the Sky Acquisition Agreement has been terminated and (z) the date that is 15 calendar days after an Escrow Interest Payment was required to be made but failed to be deposited in full in the Escrow Account.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable.

“Subordinated Indebtedness” means (a) with respect to the Issuers, any Indebtedness of the Issuers which is by its terms subordinated in right of payment to the Notes, and (b) with respect to any ~~Subsidiary~~ Guarantor, any Indebtedness of such ~~Subsidiary~~ Guarantor which is by its terms subordinated in right of payment to its ~~Subsidiary~~ Guarantee.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity and (3) any corporation, association, other business entity, partnership, joint venture or limited liability company consolidated in the consolidated financial statements of the applicable person in accordance with the IFRS.  Unless the context shall otherwise require, a Subsidiary shall mean a Subsidiary of the ~~Dutch Issuer~~Parent.  Notwithstanding the foregoing (and except for purposes of the definition of “Unrestricted Subsidiary” contained herein) an Unrestricted Subsidiary shall be deemed not to be a Subsidiary of the ~~Dutch Issuer~~Parent or any of its Subsidiaries for purposes of this Indenture.

“Subsidiary Guarantee” means any guarantee of the obligations of the Issuers under this Indenture and the Notes by any Subsidiary Guarantor in accordance with the provisions of this Indenture.

“Subsidiary Guarantor” means any Subsidiary that Incurs a Subsidiary Guarantee; provided that upon the release or discharge of such Person from its Subsidiary Guarantee in accordance with this Indenture, such Subsidiary ceases to be a Subsidiary Guarantor.

“Suspension Period” means the period of time between a Covenant Suspension Event and the related Reversion Date.

“Tax Distributions” means any distributions described in Section 4.04(b)(xii).

“Taxes” means any present or future tax, levy, impost, duty, withholding, assessment or similar charge or fee (including any related interest, penalties or additions to tax) that is imposed by any Taxing Authority.

“Taxing Authority” means any government or any political subdivision, authority or agency therein or thereof having power to tax.

“Third Party Funds” means (i) any segregated accounts or funds, or any portion thereof, received by the ~~Dutch Issuer~~Parent or any of its Subsidiaries as agent on behalf of third parties in accordance with a written agreement that imposes a duty upon the ~~Dutch Issuer~~Parent or one or more of its Subsidiaries to collect and remit those funds to such third parties, (ii) any segregated restricted cash account and escrow account held exclusively for the benefit of third parties (other than the ~~Issuers~~Parent or a Subsidiary), (iii) any segregated fiduciary or trust account held exclusively for the benefit of third parties (other than the ~~Issuers~~Parent or a Subsidiary), and, in each case of the clauses (i) through (iii), the funds or other property held in or maintained in any such account.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of this Indenture.

“Total Indebtedness Leverage Ratio” means, with respect to any Person, at any date, the ratio of (i) Consolidated Total Indebtedness of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with IFRS) less the amount of cash and Cash Equivalents in excess of any Restricted Cash or “customer deposits” that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the ~~Issuers~~Parent or any Restricted Subsidiary Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Total Indebtedness Leverage Ratio is being calculated but prior to the event for which the calculation of the Total Indebtedness Leverage Ratio is made (the “Total Indebtedness Leverage Calculation Date”), then the Total Indebtedness Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable ~~four-quarter~~two half-year period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS) and any operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations that the ~~Dutch Issuer~~Parent or any Restricted Subsidiary has determined to make and/or made during the ~~four-quarter~~two half-year reference period or subsequent to such reference period and on or prior to or simultaneously with the Total Indebtedness Leverage Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and other operational changes, business realignment projects or initiatives, New Projects, restructurings or reorganizations (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the ~~four-quarter~~two half-year reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into ~~any of~~ the ~~Issuers~~Parent or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation, operational change, business realignment project or initiative, New Project, restructuring or reorganization that would have required adjustment pursuant to this definition, then the Total Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation, operational change, business realignment project or initiative, New Project, restructuring or reorganization had occurred at the beginning of the applicable ~~four-quarter~~two half-year period. If since the beginning of such period any Restricted Subsidiary is designated an Unrestricted Subsidiary or any Unrestricted Subsidiary is designated a Restricted Subsidiary, then the Total Indebtedness Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such designation had occurred at the beginning of the applicable ~~four-quarter~~two half-year period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the ~~Dutch Issuer~~Parent. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the ~~Dutch Issuer~~Parent as set forth in an Officer’s Certificate, to reflect (1) operating expense reductions and other operating improvements, synergies or cost savings reasonably expected to result from the applicable event and factually supportable (including to the extent applicable, the Transactions), and (2) all adjustments of the nature used in connection with the calculation of “Pro Forma Adjusted EBITDA” as set forth in the table reconciling Pro Forma Adjusted EBITDA to the nearest IFRS measure included in  “Summary Financial Information — Summary Pro Forma Information” in the Offering Memorandum or other operating expense reductions and other operating improvements, synergies or cost savings from the Transactions to the extent such adjustments, without duplication, continue to be applicable to such ~~four-quarter~~two half-year period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Total Indebtedness Leverage Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the ~~Dutch Issuer~~Parent to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the ~~Dutch Issuer~~Parent may designate.

For purposes of making the computation referred to above, in giving effect to each New Project which commences operations and records not less than one full fiscal ~~quarter’s~~half-year’s operations during such period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the ~~Dutch Issuer~~Parent in good faith.

For purposes of this definition, any amount in a currency other than ~~U.S. dollars~~pounds sterling will be converted to ~~U.S. dollars~~pounds sterling based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Transaction Documents” shall mean the Acquisition Agreements, the Credit Agreement, the Loan Documents (as defined in the Credit Agreement), this Indenture, the Notes and the Subsidiary Guarantees and the Equity Offering Documents.

“Transactions” means, collectively, the transactions to occur pursuant to and in relation with the Transaction Documents, including (a) the consummation of the Acquisition and other transactions contemplated in the Sky Acquisition Agreement including (i) the issuance by Purchaser of the Purchaser Loan Notes (as defined in the Sky Acquisition Agreement) to the Sellers (as defined in the Sky Acquisition Agreement), (ii) the acquisition by the Dutch Issuer of said Purchaser Loan Notes in consideration for the issuance of the SGH BV Loan Notes (as defined in the Sky Acquisition Agreement) to the Sellers, (iii) the acquisition by Holdings of said SGH BV Loan Notes in consideration for the issuance of the SGH UA Loan Notes (as defined in the Sky Acquisition Agreement) to the Sellers, and (iv) the acquisition by ~~Parent~~TSG of the SGH UA Loan Notes in consideration for the issuance of the Issuer Common Shares (as defined in the Sky Acquisition Agreement) to the Sellers; (b) any corporate reorganization whereby the balance between ~~Parent~~TSG, Holdings, the Dutch Issuer and the Purchaser resulting from the Purchaser Loan Notes, the SGH BV Loan Notes and the SGH UA Loan Notes are capitalized by way of the amendment and conversion of the said loan notes, capital contribution or share issuance; (c) the consummation of the transactions pursuant to the William Hill Australia Acquisition Agreement, the CrownBet Acquisition Agreement and the Investment and Funding Transactions; (d) the execution, delivery and performance of the Loan Documents (as defined in the Credit Agreement), the creation of the Liens pursuant to the Security Documents (as defined in the Credit Agreement), and the initial borrowings under the Credit Agreement and the use of proceeds thereof including (i) the Dutch Issuer entering into hedges to effect currency swaps; (ii) the Dutch Issuer using the proceeds to lend to, or acquire Equity Interests in, the Purchaser and (iii) the Purchaser using said proceeds to consummate the Sky Acquisition and, with its subsidiaries, to manage foreign exchange risks through internal swaps, intra-group loans as well as intra-group share subscriptions; (e) any corporate restructuring to simplify the corporate structure following the Acquisition, including by way of winding-up or dissolution of Subsidiaries, mergers of Subsidiaries and elimination or reduction of inter-company balances; (f) the execution, delivery and performance of this Indenture, the Notes and the Subsidiary Guarantees and the issuance of the Notes and the use of proceeds thereof; (g) the repayment in full of, and the termination of all obligations and commitments under, and liens with respect to, the Existing Stars Credit Agreement and the Existing Sky Credit Agreement; (h) the issuance by ~~the Parent~~TSG of common Equity Interests as contemplated by the Equity Offering Documents and the use of proceeds therefrom; and (i) the payment of all fees and expenses to be paid and owing in connection with the foregoing.

“Treasury Rate” means, as of the applicable redemption date, as determined by the ~~Dutch Issuer~~Parent, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to July 15, 2021; provided, however, that if the period from such redemption date to July 15, 2021 is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means any officer:

(1)                  within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and

(2)                  who shall have direct responsibility for the administration of this Indenture.

“Trustee” means the party named as such in this Indenture until a successor replaces it and, thereafter, means the successor.

“TSG” means The Stars Group Inc., an Ontario corporation.

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time.

“Unrestricted Subsidiary” means:

(1)                  any Subsidiary of the ~~Dutch Issuer~~Parent that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the ~~Dutch Issuer~~Parent in the manner provided below; and

(2)                  any Subsidiary of an Unrestricted Subsidiary;

The ~~Issuers~~Parent may designate any Subsidiary of the ~~Dutch Issuer~~Parent (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless at the time of such designation such Subsidiary or any of their Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the ~~Issuers~~Parent or any other Restricted Subsidiary ~~of the Issuers~~ that is not a Subsidiary of the Subsidiary to be so designated, in each case at the time of such designation; provided, however, that (i) the ~~Dutch Issuer~~Parent may not designate any Subsidiary of the ~~Dutch Issuer~~Parent to be an Unrestricted Subsidiary during any Suspension Period and (ii) any such Subsidiary to be so designated and their Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the ~~Issuers~~Parent or any of the Restricted Subsidiaries unless otherwise permitted under Section 4.04; provided, further, however, that either:

(a)                  the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b)                  if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under Section 4.04.

The ~~Dutch Issuer~~Parent may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)                  (1) the ~~Dutch Issuer~~Parent could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.03(a) or (2) the Fixed Charge Coverage Ratio of the ~~Dutch Issuer~~Parent and the Restricted Subsidiaries would be no less than such ratio immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y)                  no Event of Default shall have occurred and be continuing.

Any such designation by the ~~Dutch Issuer~~Parent shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors or any committee thereof of the ~~Dutch Issuer~~Parent giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are:

(1)                  direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2)                  obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government

Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“U.S. Holdings” means Stars Group (US) Holdings, LLC, a Delaware limited liability company.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.  Unless the context otherwise requires, “Wholly Owned Subsidiary” shall mean a Subsidiary of the ~~Dutch Issuer~~Parent that is a Wholly Owned Subsidiary of the ~~Dutch Issuer~~Parent.

“William Hill Australia Acquisition Agreement” shall mean the Share Purchase Agreement, dated March 6, 2018, among William Hill Organization Limited, as seller, CrownBet Pty Ltd., as buyer, ~~Parent~~TSG, as guarantor, and the other parties party thereto, and any agreement, document or the like entered into in respect of any transaction contemplated in Section 4.04 for the purposes of, in connection with, pursuant to and/or in respect of the acquisition contemplated in such Share Purchase Agreement (including the Investment and Funding Transactions), as the same may be amended, restated or otherwise modified from time to time.

SECTION 1.02                                     Other Definitions.

Term	Section
$1.03(j)
Acquisition	Preamble
Additional Amounts	2.14
Affiliate Transaction	4.07(a)
Agent Members	Appendix A
Asset Sale Offer	4.06(b)(ii)
Bankruptcy Law	6.01(i)
Bloomlane	“Investment and Funding Transactions”
Change in Tax Law	Appendix A

Term	Section
Change of Control Offer	4.08(b)
Clearstream	Appendix A
covenant defeasance option	8.01(b)
Covenant Suspension Event	4.15
CrownBet	“Investment and Funding Transactions”
CrownBet Holdings	“Investment and Funding Transactions”
Custodian	6.01(i)
Deemed Date	4.03(c)(3)
Definitive Note	Appendix A
Depository	Appendix A
Election Date	4.04(d)
Escrow Interest Payment	13.01
Escrowed Property	13.01
Euroclear	Appendix A
Event of Default	6.01
Excess Proceeds	4.06(b)(ii)
Global Notes	Appendix A
Global Notes Legend	Appendix A
Guaranteed Obligations	12.01(a)
IAI	Appendix A
Increased Amount	4.12(c)
Incurrence Clauses	4.04(c)
Initial Notes	Preamble
Issuer	Preamble
legal defeasance option	8.01(b)
MD&A	4.02(a)
Merger	Preamble
Merger Sub	Preamble
Notes	Preamble
Notes Custodian	Appendix A
Notice of Default	6.01(i)
Offer Period	4.06(d)
Paying Agent	2.04(a)
Permitted Jurisdictions	5.01(a)(vi)
protected purchaser	2.08
Purchaser	Preamble
QIB	Appendix A
Refinancing Indebtedness	4.03(b)(xv)
Refunding Capital Stock	4.04(b)(ii)(A)
Registrar	2.04(a)
Regulation S	Appendix A

Term	Section
Regulation S Global Notes	Appendix A
Regulation S Notes	Appendix A
Regulation S Permanent Global Note	Appendix A
Regulation S Temporary Global Note	Appendix A
Reporting Entity	4.02(b)
Restricted Notes Legend	Appendix A
Restricted Payments	4.04(a)(iv)
Restricted Period	Appendix A
Retired Capital Stock	4.04(b)(ii)(A)
Reversion Date	4.15
Rule 144A	Appendix A
Rule 144A Global Notes	Appendix A
Rule 144A Notes	Appendix A
Rule 501	Appendix A
Second Commitment	4.06(b)(ii)
Special Mandatory Redemption	3.09(a)
Successor Company	5.01(a)(i)
Successor Subsidiary Guarantor	5.01(b)(i)
Suspended Covenants	4.15
Target	Preamble
Taxing Jurisdiction	2.14
Transfer Restricted Definitive Notes	Appendix A
Transfer Restricted Global Notes	Appendix A
Transfer Restricted Notes	Appendix A
Trustee	Preamble
U.S. dollars	1.03(j)
Unrestricted Definitive Notes	Appendix A
Unrestricted Global Notes	Appendix A

SECTION 1.03                                     Rules of Construction.  Unless the context otherwise requires:

(a)                                 a term has the meaning assigned to it;

(b)                                 an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(c)                                  “or” is not exclusive;

(d)                                 “including” means including without limitation;

(e)                                  words in the singular include the plural and words in the plural include the singular;

(f)                                   unsecured Indebtedness shall not be deemed to be subordinate or junior to Secured Indebtedness merely by virtue of its nature as unsecured Indebtedness;

(g)                                  the principal amount of any non-interest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the ~~Dutch Issuer~~Parent dated such date prepared in accordance with IFRS;

(h)                                 the principal amount of any Preferred Stock shall be (i) the maximum liquidation value of such Preferred Stock or (ii) the maximum mandatory redemption or mandatory repurchase price with respect to such Preferred Stock, whichever is greater;

(i)                                     unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with IFRS; and

(j)                                    “$” and “U.S. dollars” each refer to United States dollars, or such other money of the United States of America that at the time of payment is legal tender for payment of public and private debts.

(k)                                 “£” and “pounds sterling” each refer to United Kingdom’s pounds sterling, or such other money of the United Kingdom of Great Britain and Northern Ireland that at the time of payment is legal tender for payment of public and private debts.

SECTION 1.04                                     No Incorporation by Reference of Trust Indenture Act.  This Indenture is not qualified under the TIA, and the TIA shall not apply to or in any way govern the terms of this Indenture.  As a result, no provisions of the TIA are incorporated into this Indenture unless expressly incorporated pursuant to this Indenture.

ARTICLE II

THE NOTES

SECTION 2.01                                     Amount of Notes.  The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture on the Issue Date is $1,000,000,000.

The Issuers may from time to time after the Issue Date issue Additional Notes under this Indenture in an unlimited principal amount, so long as (i) the Incurrence of the Indebtedness represented by such Additional Notes is at such time permitted by Section 4.03 and (ii) such Additional Notes are issued in compliance with the other applicable provisions of this Indenture.  With respect to any Additional Notes issued after the Issue Date (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 2.07, 2.08, 2.09, 3.08, 4.06(e), 4.08(c) or Appendix A), there shall be (a) established in or pursuant to a resolution of the Board of Directors of the Issuers and (b) (i) set forth or determined in the manner provided in an Officer’s Certificate or (ii) established in one or more indentures supplemental hereto, prior to the issuance of such Additional Notes:

(1)                                 the aggregate principal amount of such Additional Notes which may be authenticated and delivered under this Indenture;

(2)                                 the issue price and issuance date of such Additional Notes, including the date from which interest on such Additional Notes shall accrue; and

(3)                                 if applicable, that such Additional Notes shall be issuable in whole or in part in the form of one or more Global Notes and, in such case, the respective depositaries for such Global Notes, the form of any legend or legends which shall be borne by such Global Notes in addition to or in lieu of those set forth in Exhibit A hereto and any circumstances in addition to or in lieu of those set forth in Section 2.2 of Appendix A in which any such Global Note may be exchanged in whole or in part for Additional Notes registered, or any transfer of such Global Note in whole or in part may be registered, in the name or names of Persons other than the depositary for such Global Note or a nominee thereof.

If any of the terms of any Additional Notes are established by action taken pursuant to a resolution of the Board of Directors of the Issuers, a copy of an appropriate record of such action shall be certified by the Secretary or any Assistant Secretary of the ~~Dutch Issuer~~Parent and delivered to the Trustee at or prior to the delivery of the Officer’s Certificate or an indenture supplemental hereto setting forth the terms of the Additional Notes.

The Initial Notes and any Additional Notes may, at the ~~Dutch Issuer’s~~Parent’s option, be treated as a single class for all purposes under this Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that if the Additional Notes are not fungible with the Initial Notes for U.S. federal income tax purposes, the Additional Notes will have a separate CUSIP number, if applicable.

SECTION 2.02                                     Form and Dating.  Provisions relating to the Initial Notes are set forth in Appendix A, which is hereby incorporated in and expressly made a part of this Indenture.  The (i) Initial Notes and the Trustee’s certificate of authentication and (ii) any Additional Notes and the Trustee’s certificate of authentication shall each be substantially in the form of Exhibit A hereto, which is hereby incorporated in and expressly made a part of this Indenture.  The Notes may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Issuers or any ~~Subsidiary~~ Guarantor are subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the ~~Issuer~~Parent).  Each Note shall be dated the date of its authentication.  The Notes shall be issuable only in registered form, without interest coupons, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof, provided that Notes may be issued in denominations of less than $2,000 solely to accommodate book-entry positions that have been created by participants of the Depository in denominations of less than $2,000.

SECTION 2.03                                     Execution and Authentication.  The Trustee shall authenticate and make available for delivery upon a written order of the Issuers signed by one Officer of each of the Issuers (a) Initial Notes for original issue on the date hereof in an aggregate principal amount of $1,000,000,000 and (b) subject to the terms of this Indenture, Additional Notes in an aggregate principal amount to be determined at the time of issuance and specified therein.  Such order shall specify the amount of separate Note certificates to be authenticated, the principal amount of each of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated, whether the Notes are to be Initial Notes or Additional Notes, the registered holder of each of the Notes and delivery instructions.  Notwithstanding anything to the contrary in this Indenture or Appendix A, any issuance of Additional Notes after the Issue Date shall be in a principal amount of at least $2,000 and integral multiples of $1,000 in excess thereof.

One Officer shall sign the Notes for each of the Issuers by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note.  The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee may appoint one or more authenticating agents reasonably acceptable to the Dutch Issuer to authenticate the Notes.  Any such appointment shall be evidenced by an instrument signed by a Trust Officer, a copy of which shall be furnished to the Issuers.  Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so.  Each reference in this Indenture to authentication by the Trustee includes authentication by such agent.  An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

SECTION 2.04                                     Registrar and Paying Agent.

(a)                                 The Issuers shall maintain (i) an office or agency where Notes may be presented for registration of transfer or for exchange (the “Registrar”) and (ii) an office or agency where Notes may be presented for payment (the “Paying Agent”).  The Registrar shall keep a register of the Notes and of their transfer and exchange.  The Issuers may have one or more co-registrars and one or more additional paying agents.  The term “Registrar” includes any co-registrars.  The term “Paying Agent” includes the Paying Agent and any additional paying agents.  The Issuers initially appoint the Trustee as Registrar, Paying Agent and the Notes Custodian with respect to the Global Notes.

(b)                                 The Issuers may enter into an appropriate agency agreement with any Registrar or Paying Agent not a party to this Indenture.  The agreement shall implement the provisions of this Indenture that relate to such agent.  The Issuers shall notify the Trustee in writing of the name and address of any such agent.  If the Issuers fail to maintain a Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07.  The Issuers or any of their domestically organized Subsidiaries may act as Paying Agent or Registrar.

(c)                                  The Issuers may remove any Registrar or Paying Agent upon written notice to such Registrar or Paying Agent and to the Trustee; provided, however, that no such removal shall become effective until (i) if applicable, acceptance of an appointment by a successor Registrar or Paying Agent, as the case may be, as evidenced by an appropriate agreement entered into by the Issuers and such successor Registrar or Paying Agent, as the case may be, and delivered to the Trustee or (ii) notification to the Trustee that the Trustee shall serve as Registrar or Paying Agent until the appointment of a successor in accordance with clause (i) above.  The Registrar or Paying Agent may resign at any time upon written notice to the Issuers and the Trustee; provided, however, that the Trustee may resign as Paying Agent or Registrar only if the Trustee also resigns as Trustee in accordance with Section 7.08.

SECTION 2.05                                     Paying Agent to Hold Money in Trust.  Prior to each due date of the principal of and interest on any Note, the Issuers, the Parent or any Subsidiary thereof shall deposit with each Paying Agent (or if the Issuers or a Subsidiary is acting as Paying Agent, segregate and hold in trust for the benefit of the Persons entitled thereto) a sum sufficient to pay such principal and interest when so becoming due.  The Issuers shall require each Paying Agent (other than the Trustee) to agree in writing that a Paying Agent shall hold in trust for the benefit of holders or the Trustee all money held by a Paying Agent for the payment of principal of and interest on the Notes, and shall notify the Trustee of any default by an Issuer in making any such payment.  If one of the Issuers or a Subsidiary of an Issuer acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it in trust for the benefit of the Persons entitled thereto.  The Issuers at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by such Paying Agent.  Upon complying with this Section 2.05, a Paying Agent shall have no further liability for the money delivered to the Trustee.

SECTION 2.06                                     Holder Lists.  The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of holders.  If the Trustee is not the Registrar, the Issuers shall furnish, or cause the Registrar to furnish, to the Trustee, in writing at least five Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of holders.

SECTION 2.07                                     Transfer and Exchange.  The Notes shall be issued in registered form and shall be transferable only upon the surrender of a Note for registration of transfer and in compliance with Appendix A.  When a Note is presented to the Registrar with a request to register a transfer, the Registrar shall register the transfer as requested if its requirements therefor are met.  When Notes are presented to the Registrar with a request to exchange them for an equal principal amount of Notes of other denominations, the Registrar shall make the exchange as requested if the same requirements are met.  To permit registration of transfers and exchanges, the Issuers shall execute and the Trustee shall authenticate Notes at the Registrar’s request.  The Issuers may require payment of a sum sufficient to pay all taxes, assessments or other governmental charges in connection with any transfer or exchange pursuant to this Section.  The Issuers shall not be required to make, and the Registrar need not register, transfers or exchanges of Notes selected for redemption (except, in the case of Notes to be redeemed in part, the portion thereof not to be redeemed) or of any Notes for a period of 15 days before a selection of Notes to be redeemed or between a Record Date and the relevant Interest Payment Date.

Prior to the due presentation for registration of transfer of any Note, the Issuers, the ~~Subsidiary~~ Guarantors, the Trustee, the Paying Agent and the Registrar may deem and treat the Person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest, if any, on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Issuers, the ~~Subsidiary~~

Guarantors, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

Any holder of a beneficial interest in a Global Note shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in such Global Note may be effected only through a book-entry system maintained by (a) the holder of such Global Note (or its agent) or (b) any holder of a beneficial interest in such Global Note, and that ownership of a beneficial interest in such Global Note shall be required to be reflected in a book entry.

All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange.

The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

None of the Trustee, Registrar or Paying Agent shall have any responsibility for any actions taken or not taken by the Depository.

SECTION 2.08                                     Replacement Notes.  If a mutilated Note is surrendered to the Registrar or if the holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Issuers shall issue and the Trustee shall, upon receipt of a written order, authenticate a replacement Note if the requirements of Section 8-405 of the Uniform Commercial Code are met, such that the holder (a) satisfies the Issuers and the Trustee within a reasonable time after such holder has notice of such loss, destruction or wrongful taking and the Registrar does not register a transfer prior to receiving such notification, (b) makes such request to the Issuers and the Trustee prior to the Note being acquired by a protected purchaser as defined in Section 8-303 of the Uniform Commercial Code (a “protected purchaser”) and (c) satisfies any other reasonable requirements of the Issuers and the Trustee.  If required by the Trustee or the Issuers, such holder shall furnish an indemnity bond sufficient in the judgment of the Trustee, with respect to the Trustee, and the Issuers, with respect to the Issuers, to protect the Issuers, the Trustee, the Paying Agent and the Registrar, as applicable, from any loss or liability that any of them may suffer if a Note is replaced and subsequently presented or claimed for payment.  The Issuers and the Trustee may charge the holder for their expenses in replacing a Note (including without limitation, attorneys’ fees and disbursements in replacing such Note).  In the event any such mutilated, lost, destroyed or wrongfully taken Note has become or is about to become due and payable, the Issuers in their discretion may pay such Note instead of issuing a new Note in replacement thereof.

Every replacement Note is an additional obligation of the Issuers.

The provisions of this Section 2.08 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, lost, destroyed or wrongfully taken Notes.

SECTION 2.09                                     Outstanding Notes.  Notes outstanding at any time are all Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section as not outstanding.  Subject to Section 14.06, a Note does not cease to be outstanding because one of the Issuers or an Affiliate of the Issuers holds the Note.

If a Note is replaced pursuant to Section 2.08 (other than a mutilated Note surrendered for replacement), it ceases to be outstanding unless the Trustee and the Issuers receive proof satisfactory to them that the replaced Note is held by a protected purchaser.  A mutilated Note ceases to be outstanding upon surrender of such Note and replacement thereof pursuant to Section 2.08.

If a Paying Agent segregates and holds in trust, in accordance with this Indenture, on a redemption date or maturity date money sufficient to pay all principal and interest payable on that date with respect to the Notes (or portions thereof) to be redeemed or maturing, as the case may be, and no Paying Agent is prohibited from paying such money to the holders on that date pursuant to the terms of this Indenture, then on and after that date such Notes (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

SECTION 2.10                                     Cancellation.  The Issuers at any time may deliver Notes to the Trustee for cancellation.  The Registrar and each Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment.  The Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment or cancellation and shall dispose of canceled Notes in accordance with its customary procedures.  The Issuers may not issue new Notes to replace Notes they have redeemed, paid or delivered to the Trustee for cancellation.  The Trustee shall not authenticate Notes in place of canceled Notes other than pursuant to the terms of this Indenture.

SECTION 2.11                                     Defaulted Interest.  If the Issuers default in a payment of interest on the Notes, the Issuers shall pay the defaulted interest then borne by the Notes (plus interest on such defaulted interest to the extent lawful) in any lawful manner.  The Issuers may pay the defaulted interest to the Persons who are holders on a subsequent special record date.  The Issuers shall fix or cause to be fixed any such special record date and payment date to the reasonable satisfaction of the Trustee and shall promptly mail or cause to be mailed to each affected holder a notice that states the special record date, the payment date and the amount of defaulted interest to be paid.

SECTION 2.12                                     CUSIP Numbers, ISINs, Etc.  The Issuers in issuing the Notes may use CUSIP numbers, ISINs and “Common Code” numbers (if then generally in use), and the Trustee shall use any such CUSIP numbers, ISINs and “Common Code” numbers in notices of redemption as a convenience to holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers, either as printed on the Notes or as contained in any notice of a redemption that reliance may be placed only on the other identification numbers printed on the Notes and that any such redemption shall not be affected by any defect in or omission of such numbers.  The Issuers shall advise the Trustee of any change in any such CUSIP numbers, ISINs and “Common Code” numbers.

SECTION 2.13                                     Calculation of Principal Amount of Notes.  The aggregate principal amount of the Notes, at any date of determination, shall be the principal amount of the Notes at such date of determination.  With respect to any matter requiring consent, waiver, approval or other action of the holders of a specified percentage of the principal amount of all the Notes, such percentage shall be calculated, on the relevant date of determination, by dividing (a) the principal amount, as of such date of determination, of Notes, the holders of which have so consented, by (b) the aggregate principal amount, as of such date of determination, of the Notes then outstanding, in each case, as determined in accordance with the preceding sentence, Section 2.09 and Section 14.06 of this Indenture.  Any calculation of the Applicable Premium made pursuant to this Indenture or the Notes shall be made by the Parent or the Dutch Issuer and delivered to the Trustee pursuant to an Officer’s Certificate.

SECTION 2.14                                     Additional Amounts. All payments made by or on behalf  any of the Issuers or any ~~Subsidiary~~ Guarantor under or with respect to the Notes or any ~~Subsidiary~~ Guarantee will be made free and clear of and without withholding or deduction for or on account of any Taxes unless required by law. If any such withholding or deduction is imposed by (i) any jurisdiction in which any of the Issuers or any ~~Subsidiary~~ Guarantor is organized, resident or engaged in business for tax purposes or any political subdivision thereof or therein, or (ii) any jurisdiction from or through which any payment is made by or on behalf of any of the Issuers or any ~~Subsidiary~~ Guarantor (including the jurisdiction of any paying agent for the Notes) or any political subdivision thereof or therein (each, a “Taxing Jurisdiction”), in respect of any payment made under or with respect to the Notes or any ~~Subsidiary~~ Guarantee (including payments of principal, redemption price, interest or premium (if any)), the applicable Issuer or such ~~Subsidiary~~ Guarantor, as the case may be, will pay (together with such payments) such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each beneficial owner of Notes after such withholding or deduction (including any withholding or deduction attributable to the Additional Amounts) by any applicable withholding agent will equal the amount the beneficial owner would have received if no such Taxes had been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to:

(a)                                 any Tax, to the extent such Tax would not have been imposed but for the existence of any present or former connection between the holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over the relevant holder, if such holder is an estate, nominee, trust, partnership, limited liability company or corporation) or the beneficial owner of the Notes and the relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment or a dependent agent in, or being physically present in, the Taxing Jurisdiction) other than a connection arising from the acquisition, ownership or disposition of a Note or enforcement of rights under a Note or under any ~~Subsidiary~~ Guarantee or the receipt of payments under or in respect of a Note or any ~~Subsidiary~~ Guarantee;

(b)                                 any Tax, to the extent such tax is imposed or withheld as a result of the failure of the holder or beneficial owner of a Note to comply with any reasonable written request of the ~~Dutch Issuer~~Parent, addressed to the holder or beneficial owner, after reasonable notice, to satisfy any certification, identification or other reporting requirements that are a precondition under applicable law, treaty, regulation or administrative practice of the applicable Taxing Jurisdiction to exemption from, or reduction of, such Tax, but in each case, only to the extent such holder or beneficial owner is legally eligible to provide such certification or documentation;

(c)                                  any Tax, to the extent such Tax was imposed as a result of the presentation of a Note for payment (where Notes are in the form of certificated Notes and presentation is required) more than 30 days after the date such payment was due and payable or was duly provided for, whichever is later (except to the extent that the holder or beneficial owner would have been entitled to Additional Amounts had the Note been presented within such 30-day period);

(d)                                 any estate, inheritance, gift, sales, value added, use, transfer, personal property or similar Tax;

(e)                                  any Tax payable other than by deduction or withholding in respect of payments under or with respect to a Note or ~~Subsidiary~~ Guarantee;

(f)                                   any Taxes that are imposed pursuant to Sections 1471 through 1474 of the Code as of the Issue Date (or any amended or successor version of such sections that is substantively comparable and not materially more onerous to comply with), any regulations promulgated thereunder, any official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code as of the Issue Date (or any amended or successor version described above) and any intergovernmental agreement (or related law, regulations or official administrative guidance) implementing the foregoing;

(g)                                  any Taxes imposed in connection with a Note presented for payment (where presentation is required for payment) by or on behalf of a holder or beneficial owner who would have been able to avoid such Tax by presenting the relevant Note to another paying agent;

(i)                                     any combination of (a) through (g) above.

If any of the Issuers or any ~~Subsidiary~~ Guarantor, as applicable, becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes or any ~~Subsidiary~~ Guarantee, the ~~Dutch Issuer~~Parent will deliver to the Trustee on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises less than 45 days prior to that payment date, in which case the ~~Dutch Issuer~~Parent shall notify the Trustee promptly thereafter) an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The Officer’s Certificate must also set forth any other information reasonably necessary to enable the paying agents to pay such Additional Amounts to holders on the relevant payment date. The Trustee shall be entitled to rely solely on such Officer’s Certificate as conclusive proof that such payments are necessary.

The applicable withholding agent will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant Taxing Authority in accordance with applicable law. If it is the applicable withholding agent, any of the Issuers or any ~~Subsidiary~~

Guarantor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of Taxes so deducted or withheld from each Taxing Jurisdiction imposing such Taxes, in such form as provided in the ordinary course by the Taxing Jurisdiction and as is reasonably available to the relevant Issuer or ~~Subsidiary~~ Guarantor, and will provide such certified copies to the Trustee. If certified copies of such Tax receipts are not reasonably obtainable, the applicable Issuer or ~~Subsidiary~~ Guarantor shall provide the Trustee other evidence of payment reasonably satisfactory to the Trustee. Such certified copies or other evidence shall be made available to holders upon request.

Whenever in this Indenture there is mentioned, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, premium (if any), interest or of any other amount payable under or with respect to any of the Notes or any ~~Subsidiary~~ Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Issuers and the ~~Subsidiary~~ Guarantors will pay any stamp, issue, registration, court or documentary Taxes, or any other excise or property Taxes, which in any case arise in any jurisdiction from the execution, issuance, delivery, registration or enforcement of the Notes, any ~~Subsidiary~~ Guarantee, this Indenture, or any other document or instrument referred to therein (other than a transfer or exchange of the Notes by a holder), or the receipt of any payments with respect to the Notes, excluding any such Taxes imposed by any jurisdiction that is not a Taxing Jurisdiction (other than any such Taxes resulting from, or required to be paid in connection with, the enforcement of the Notes, any ~~Subsidiary~~ Guarantee, this Indenture, or any other such document or instrument following the occurrence of any Event of Default with respect to the Notes or any ~~Subsidiary~~ Guarantee).

The foregoing obligations will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any successor to any of the Issuers or ~~Subsidiary~~ Guarantor and to any jurisdiction in which any successor is organized, resident or engaged in business for tax purposes, or any jurisdiction from or through which any payment on the Notes or any ~~Subsidiary~~ Guarantee is made by or on behalf of a successor, and, in each case, any political subdivision or Taxing Authority thereof or therein.

ARTICLE III

REDEMPTION

SECTION 3.01                                     Optional Redemption.  The Notes may be redeemed, in whole or from time to time in part, subject to the conditions and at the redemption prices set forth in Paragraphs 5 and 6 of the Note set forth in Exhibit A hereto, which is hereby incorporated by reference and made a part of this Indenture, together with accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date).

SECTION 3.02                                     Applicability of Article.  Redemption of Notes at the election of the Issuers or otherwise, as permitted or required by any provision of this Indenture, shall be made in accordance with such provision and this Article III.

SECTION 3.03                                     Notices to Trustee.  If the Issuers elect to redeem Notes pursuant to the optional redemption provisions of Paragraph 5 of the Note, the Dutch Issuer or the Parent shall notify the Trustee in an Officer’s Certificate of (i) the Section of this Indenture pursuant to which the redemption shall occur, (ii) the redemption date, (iii) the principal amount of Notes to be redeemed and (iv) the redemption price.  The Dutch Issuer or the Parent shall give notice to the Trustee provided for in this paragraph at least 30 days but not more than 60 days before a redemption date if the redemption is a redemption pursuant to Paragraph 5 of the Note, except that notice may be given to the Trustee more than 60 days prior to the redemption date if the notice is given in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Article VIII.  The Dutch Issuer or the Parent may also include a request in such Officer’s Certificate that the Trustee give the notice of redemption in the Dutch Issuer’s or the Parent’s name, as applicable, and at its expense and setting forth the information to be stated in such notice as provided in Section 3.05.  Any such notice may be canceled if written notice from the Dutch Issuer or the Parent of such cancellation is actually received by the Trustee on the Business Day immediately prior to notice of such redemption being mailed to any holder or otherwise delivered in accordance with the applicable procedures of the Depository and shall thereby be void and of no effect.  The Issuers shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Notes to be redeemed pursuant to Section 3.04.

SECTION 3.04                                     Selection of Notes to Be Redeemed.  In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed (and the Dutch Issuer or the Parent shall notify the Trustee of any such listing), or if the Notes are not so listed, on a pro rata basis to the extent practicable or by lot or by such other method as the Trustee shall deem fair and appropriate (and, in such manner that complies with the requirements of the Depository, if applicable); provided that no Notes of $2,000 or less shall be redeemed in part.  The Trustee shall make the selection from outstanding Notes not previously called for redemption.  The Trustee may select for redemption portions of the principal of Notes that have denominations larger than $2,000.  Notes and portions of them the Trustee selects shall be in amounts of $2,000 or integral multiples of $1,000 in excess thereof.  Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.  The Trustee shall notify the Issuers promptly of the Notes or portions of Notes to be redeemed.

SECTION 3.05                                     Notice of Optional Redemption.

(a)                                 At least 30 but not more than 60 days before a redemption date pursuant to Paragraph 5 of the Note, the Dutch Issuer shall mail or cause to be mailed by first-class mail at its registered address, or otherwise deliver in accordance with the procedures of the Depository, a notice of redemption to each holder whose Notes are to be redeemed (with a copy to the Trustee), except that redemption notices may be mailed or otherwise delivered more than 60 days prior to the redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Article VIII.

Any such notice shall identify the Notes to be redeemed and shall state:

(i)            the redemption date;

(ii)           the redemption price and the amount of accrued interest to the redemption date;

(iii)          the name and address of the Paying Agent;

(iv)          that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price, plus accrued and unpaid interest, if any;

(v)           if fewer than all the outstanding Notes are to be redeemed, the certificate numbers and principal amounts of the particular Notes to be redeemed, the aggregate principal amount of Notes to be redeemed and the aggregate principal amount of Notes to be outstanding after such partial redemption;

(vi)          that, unless the Issuers default in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Notes (or portion thereof) called for redemption ceases to accrue on and after the redemption date;

(vii)         the CUSIP number, ISIN and/or “Common Code” number, if any, printed on the Notes being redeemed;

(viii)        that no representation is made as to the correctness or accuracy of the CUSIP number or ISIN and/or “Common Code” number, if any, listed in such notice or printed on the Notes;

(ix)          if the redemption is subject to the satisfaction of one or more conditions precedent, the notice thereof shall describe each such condition and, if applicable, shall state that, in the Dutch Issuer’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied (or waived by the Dutch Issuer in its sole discretion), and/or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied (or waived by the Dutch Issuer in its sole discretion) by the redemption date, or by the redemption date as so delayed, and/or that such notice may be rescinded at any time by the Dutch Issuer if the Dutch Issuer determines in its sole discretion that any or all of such conditions will not be satisfied (or waived); and

(x)                                 at the Dutch Issuer’s option, that the payment of the redemption price and performance of the Issuers’ obligations with respect to such redemption may be performed by another Person.

Notice of any redemption upon any corporate transaction or other event (including any Equity Offering, Incurrence of Indebtedness, Change of Control or other transaction) may be given prior to the completion thereof.  In addition, any redemption or notice thereof may, at the Dutch Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a corporate transaction or other event.  For the avoidance of doubt, if any redemption date shall be delayed as contemplated by this Section 3.05 and the terms of the applicable notice of redemption, such redemption date as so delayed may occur at any time after the original redemption date set forth in the applicable notice of redemption and after the satisfaction (or waiver) of any applicable conditions precedent, including, without limitation, on a date that is less than 30 days after the original redemption date or more than 60 days after the date of the applicable notice of redemption.  To the extent that the redemption date will occur on a date other than the original redemption date set forth in the applicable notice of redemption, the Dutch Issuer or the Parent shall notify the holders and the Trustee of the final redemption date prior to such date; provided that the failure to give such notice, or any defect therein, shall not impair or affect the validity of any redemption under this Article III.

(b)                                 At the Dutch Issuer’s or the Parent’s written request, the Trustee shall deliver the notice of redemption in the Issuers’ name and at the Issuers’ expense.  In such event, the Dutch Issuer or the Parent shall notify the Trustee of such request at least three Business Days (or such shorter period as is acceptable to the Trustee) prior to the date such notice is to be provided to holders.

SECTION 3.06                                     Effect of Notice of Redemption.  Once notice of redemption is mailed or otherwise delivered in accordance with Section 3.05 or Section 3.09, Notes called for redemption become due and payable on the redemption date and at the redemption price stated in the notice, except as provided in the final paragraph of Paragraph 5 of the Note or Section 3.05(a).  Upon surrender to the Paying Agent, such Notes shall be paid at the redemption price stated in the notice, plus, in the case of an optional redemption in accordance with Section 3.01, accrued and unpaid interest, if any, to, but excluding, the redemption date; provided, however, that if the redemption date is after a regular Record Date and on or prior to the next Interest Payment Date, the accrued interest shall be payable to the holder of the redeemed Notes registered on the relevant Record Date.  Failure to give notice or any defect in the notice to any holder shall not affect the validity of the notice to any other holder.

SECTION 3.07                                     Deposit of Redemption Price.  With respect to any Notes, prior to 12:00 p.m., New York City time, on the redemption date, the Issuers shall deposit, or cause to be deposited, with the Paying Agent (or, if one of the Issuers or a Subsidiary of the Issuers is the Paying Agent, shall segregate and hold in trust) money sufficient to pay the redemption price of, plus accrued and unpaid interest, if any, on all Notes or portions thereof to be redeemed on that date other than Notes or portions of Notes called for redemption that have been delivered by the Issuers to the Trustee for cancellation.  On and after the redemption date, interest shall cease to accrue on Notes or portions thereof called for redemption so long as the Issuers have deposited with the Paying Agent funds sufficient to pay the principal of, plus, accrued and unpaid interest, if any, on, the Notes or portions thereof to be redeemed, unless the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture.

SECTION 3.08                                     Notes Redeemed in Part.  If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed.  Upon surrender and cancellation of a Note that is redeemed in part, the Issuers shall execute and the Trustee shall authenticate for the holder (at the Issuers’

expense) a new Note equal in principal amount to the unredeemed portion of the Note surrendered and cancelled (or if the Note is a Global Note, an adjustment shall be made to the “Schedule of Increases or Decreases in Global Note” attached thereto in accordance with the applicable procedures of the Depository).

SECTION 3.09                                     Special Mandatory Redemption.

(a)                                 Upon the occurrence of a Special Termination Date, the Issuers shall be required to redeem all of the Notes (the “Special Mandatory Redemption”) on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price.  If the Issuers are required to redeem the Notes pursuant to this Section 3.09, the Dutch Issuer shall deliver or cause to be delivered notice of a Special Mandatory Redemption to the Trustee and the Escrow Agent, and mailed by first-class mail to each holder’s registered address, or delivered electronically if held by the Depository, no later than one Business Day following such Special Termination Date.  Such notice shall provide that all of the Notes shall be redeemed on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price.  Any Special Mandatory Redemption shall be made pursuant to the procedures set forth in this Indenture and the Escrow Agreement; provided, however, for the avoidance of doubt, the provisions of (i) Sections 3.03, 3.05 and 3.07 shall not apply to any Special Mandatory Redemption and (ii) this Section 3.09 shall cease to apply upon the consummation of the Acquisition.

(b)                                 In connection with a Special Mandatory Redemption, the Dutch Issuer shall deliver an Officer’s Certificate to the Escrow Agent and the Trustee instructing the Escrow Agent to release the Escrowed Property from the Escrow Account to the Trustee, and the Trustee shall deposit the Escrowed Property with the Paying Agent.  In such case, on and after the date funds are deposited with the Paying Agent in an amount sufficient to pay the Special Mandatory Redemption Price on the Special Mandatory Redemption Date, interest shall cease to accrue on the Notes and all rights under the Notes shall terminate.

(c)                                  At the Dutch Issuer’s written request, the Trustee shall deliver the notice of a Special Mandatory Redemption in the Issuers’ name and at the Issuers’ expense.

ARTICLE IV

COVENANTS

SECTION 4.01                                     Payment of Notes.  The Issuers shall promptly pay the principal of and interest on the Notes on the dates and in the manner provided in the Notes and in this Indenture.  An installment of principal of or interest shall be considered paid on the date due if on such date the Trustee or the Paying Agent holds as of 12:00 p.m. New York City time money sufficient to pay all principal and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the holders on that date pursuant to the terms of this Indenture.

The Issuers shall pay interest on overdue principal at the rate specified therefor in the Notes, and they shall pay interest on overdue installments of interest at the same rate borne by the Notes to the extent lawful.

SECTION 4.02                                     Reports and Other Information.

(a)                                 For so long as any Notes are outstanding, the Dutch Issuer or the Parent shall deliver, or cause to be delivered, to the Trustee a copy of all of the information and reports referred to below:

~~(i) within 15 days after the time period specified under Canadian Securities Legislation, the annual “Management’s Discussion and Analysis” (“MD&A”), audited financial statements and annual information form in respect of such fiscal year that the Reporting Entity (as defined below) would be required to file as a reporting issuer under Canadian Securities Legislation;~~

(i)                                     as promptly as practicable after the same become available, but in any event within 180 days after the end of each of the Parent’s fiscal years (commencing with the fiscal year ending on December 31, 2020), the audited consolidated financial statements of the Parent for that fiscal year;

(ii)                                  as promptly as practicable after the same become available, but in any event within 90 days after the end of the first half of each of the Parent’s fiscal years (commencing with (x) to the extent the Operative Date occurs on or prior to June 30, 2020, the fiscal half-year ending on June 30, 2020 or (y) otherwise, the fiscal half-year ending on June 30, 2021), the consolidated financial statements of the Parent for that fiscal half-year; and

(iii)                               as promptly as practicable after the same become publicly available, copies of all periodic and other publicly available reports, proxy statements, filings and other materials;

provided, however, that such reports, proxy statements, filings and other materials required to be delivered pursuant to this clause (a) shall be deemed delivered for purposes of this Indenture when posted to the website of Parent or transmitted via the Regulatory News Service (RNS); and

~~(ii) within 15 days after the time period specified under Canadian Securities Legislation, the quarterly MD&A and unaudited quarterly financial statements in respect of the relevant~~ provided further that notwithstanding anything to the contrary in this Section 4.02(a), to the extent that (A) (i) the Operative Date occurs after the end of any fiscal year or interim period ~~that~~for which the Reporting Entity (as defined below) would be required to file as a reporting issuer under Canadian Securities Legislation~~; and~~ and (ii) no such filing has been made, the Dutch Issuer, TSG or the Parent shall deliver, or cause to be delivered, to the Trustee a copy of all relevant information and reports for such period required to be delivered under Section 4.02(a) of this Indenture in the form that is operative immediately prior to the Operative Date; and (B) the Operative Date occurs on or prior to September 30, 2020, the Dutch Issuer or the Parent shall deliver, or cause to be delivered, to the Trustee a copy of Combined Group 9M 2020 Update, as promptly as practicable after the same becomes available, but in any event within 90 days after September 30, 2020.

~~(iii) within 15 days after the time period specified under Canadian Securities Legislation for filing material change reports pursuant to Canadian Securities Legislation, a material change~~

~~report (other than any material change report that the Reporting Entity is permitted to treat as a confidential material change report under Canadian Securities Legislation) with respect to the events giving rise to the requirement for the Reporting Entity to file such material change report if the Reporting Entity were a reporting issuer under Canadian Securities Legislation.~~

For the purposes of the proviso immediately above, “Reporting Entity” means any of (i) the Dutch Issuer or (ii) any direct or indirect parent of the Dutch Issuer, so long as in the case of clause (ii) either (1) such direct or indirect parent of the Dutch Issuer shall not conduct, transact or otherwise engage, or commit to conduct, transact or otherwise engage, in any business or operations other than its direct or indirect ownership of all of the Equity Interests in, and its management of, the Dutch Issuer or (2) if otherwise, the financial information so delivered shall be accompanied by a reasonably detailed description of the quantitative differences between the information relating to such parent, on the one hand, and the information relating to the Dutch Issuer and the Restricted Subsidiaries of the Dutch Issuer on a standalone basis, on the other hand.

(b)                                 The ~~Dutch Issuer (or any direct or indirect parent of the Dutch Issuer (including Holdings and~~ Parent~~))~~ shall hold ~~quarterly~~semi-annual conference calls, beginning with the first ~~full~~ fiscal ~~quarter~~half-year of the Parent ending after the ~~Escrow Release~~Operative Date, for all holders of the Notes, prospective investors, market makers affiliated with any initial purchaser of the Notes and securities analysts to discuss such financial information no later than ten Business Days after the distribution of such information required by clauses (i) or (ii) of ~~the first~~ paragraph (a) of this Section 4.02 and, prior to the date of each such conference call, will announce the time and date of such conference call and either include all information necessary to access the call or inform holders of the Notes, prospective investors, market makers affiliated with any initial purchaser of the Notes and securities analysts how they can obtain such information, including, without limitation, the applicable password or login information (if applicable); provided, that ~~normal course~~any earnings call or similar conference ~~calls generally open to the public~~call with the analysts, investors and/or the media by the Parent (or any parent entity of the Parent) shall be deemed to satisfy this obligation. ~~With respect to the reports referred to in clauses (i), (ii) and (iii) of Section 4.02(a), the Dutch Issuer (or any of the Issuers’ parent companies, including the Reporting Entity) shall (A) file such reports electronically on the Canadian Securities Administrators’ SEDAR website (or any successor system); (B) file such reports electronically on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system); or (C) post such reports on a public website or on IntraLinks or any comparable online data system or website which, in the case of (A), (B) or (C), shall satisfy the Dutch Issuer’s obligations to furnish such materials to the holders of the Notes and, in the case of (A) and (B), shall satisfy the Dutch Issuer’s obligations deliver such materials to the Trustee.~~

~~(c) The  financial statements, information and other documents required to be provided as described in this Section 4.02 may be those of (i) the Dutch Issuer or (ii) any direct or indirect parent of the Dutch Issuer (including Holdings and Parent) (any such entity described in clause (i) or (ii), a “Reporting Entity”), so long as in the case of clause (ii) either (1) such direct or indirect parent of the Dutch Issuer (including Holdings and Parent) shall not conduct, transact or otherwise engage, or commit to conduct, transact or otherwise engage, in any business or operations other than its direct or indirect ownership of all of the Equity Interests in, and its management of, the Dutch Issuer or (2) if otherwise, the financial information so delivered shall~~

~~be accompanied by a reasonably detailed description of the quantitative differences between the information relating to such parent, on the one hand, and the information relating to the Dutch Issuer and the Restricted Subsidiaries on a standalone basis, on the other hand.~~

(c)                                  ~~(d)~~ In addition, at any time that it is neither subject to Section 13 or 15(d) of the Exchange Act, nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, the ~~Dutch Issuer~~Parent will also furnish to holders of the Notes, securities analysts and prospective investors upon request the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(d)                                 ~~(e)~~ Delivery of reports, information and documents to the Trustee pursuant to this Section 4.02 is for informational purposes only and the Trustee’s receipt thereof shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuers’, any ~~Subsidiary~~ Guarantors’ or any other Person’s compliance with any of its covenants under this Indenture or the Notes (as to which the Trustee is entitled to rely exclusively on the Officer’s Certificates delivered pursuant to this Indenture).

(e)                                  ~~(f)~~ The Trustee is under no duty to monitor or confirm, on a continuing basis or otherwise, the Issuers’, any ~~Subsidiary~~ Guarantors’ or any other Person’s compliance with the covenants described in this Indenture or with respect to any reports or other documents filed under this Indenture.

SECTION 4.03                                     Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

(a)                                 (i) The ~~Issuers~~Parent shall not, and ~~the Dutch Issuer~~ shall not permit any of the Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and (ii) the ~~Issuers~~Parent shall not, and ~~the Dutch Issuer~~ shall not permit any of the Restricted Subsidiaries (other than the Issuers or a Subsidiary Guarantor) to issue any shares of Preferred Stock; provided, however, that the Issuers and any ~~Subsidiary~~ Guarantor (including the Parent) may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary that is not a ~~Subsidiary~~ Guarantor may Incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of the ~~Dutch Issuer~~Parent for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such ~~four-quarter~~two half-year period; provided, further, that any Restricted Subsidiary that is not a Subsidiary Guarantor may not Incur Indebtedness or issue shares of Disqualified Stock or Preferred Stock in excess of a principal amount or liquidation preference at the time of Incurrence, when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock or Preferred Stock then outstanding and

Incurred by a Restricted Subsidiary that is not a Subsidiary Guarantor pursuant to this Section 4.03(a), together with any Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor under clauses (xvi) and (xx)of Section 4.03(b), and any Refinancing Indebtedness thereof pursuant to Section 4.03(b)(xv), equal to, after giving pro forma effect to such Incurrence (including pro forma effect to the application of the net proceeds therefrom), the greater of $300 million and 0.30 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such date on which such additional Indebtedness is Incurred, or Disqualified Stock or Preferred Stock is issued, and after giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two fiscal ~~quarters~~half-years (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount).

(b)                                 The limitations set forth in Section 4.03(a) shall not apply to:

(i)                                     the Incurrence by the ~~Issuers~~Parent or any Restricted Subsidiary of Indebtedness (including under any Credit Agreement and the issuance and creation of letters of credit, bankers’ acceptances and bank guarantees thereunder) up to an aggregate principal amount outstanding at the time of Incurrence that does not exceed an amount equal to the sum of (x) the greater of (1) $5,275 million and (2) £4,100 million, plus (y) the greater of $1,000 million and 1.0 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such date on which such additional Indebtedness is Incurred and after giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two fiscal ~~quarters~~half-years, plus (z) an additional aggregate principal amount of Consolidated Total Indebtedness that at the time of Incurrence does not cause the Senior Secured Leverage Ratio for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee, determined on a pro forma basis, to exceed 5.00 to 1.00 (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount); provided that for purposes of determining the amount of Indebtedness that may be Incurred under this clause (i)(z), all Indebtedness Incurred under this clause (i)(z) (or any Refinancing Indebtedness thereof pursuant to clause (xv) below) shall be treated as Secured Indebtedness constituting First-Priority Obligations;

(ii)                                  the Incurrence by the Issuers and the ~~Subsidiary~~ Guarantors of Indebtedness, including Indebtedness represented by the Notes and the ~~Subsidiary~~ Guarantees, up to an aggregate principal amount outstanding at the time of Incurrence that does not exceed $1,000 million;

(iii)                               (~~i~~a) Indebtedness existing on the Issue Date or committed on the Issue Date in connection with the Investment and Funding Transactions (other than Indebtedness described in clauses (i) and (ii) of this Section 4.03(b)) ~~and~~; (~~ii~~b) Indebtedness of the Target and its subsidiaries existing on the Acquisition Completion Date to the extent permitted under the Sky Acquisition Agreement; and

(c) Indebtedness of the Parent or any of its Subsidiaries existing or committed immediately prior to the Operative Date;

(iv)                              Indebtedness (including Capitalized Lease Obligations) Incurred by the ~~Dutch Issuer~~Parent or any Restricted Subsidiary, Disqualified Stock issued by the ~~Issuers~~Parent or any Restricted Subsidiary and Preferred Stock issued by any Restricted Subsidiary to finance (whether prior to or within 270 days after) the acquisition, lease, construction, installation, repair, replacement or improvement of property (real or personal), equipment or other asset (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock or Preferred Stock then outstanding and Incurred pursuant to this clause (iv), together with any Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) below, does not exceed the greater of $300 million and 0.30 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such date on which such additional Indebtedness is Incurred, or Disqualified Stock or Preferred Stock is issued, and after giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two fiscal ~~quarters~~half-years (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(v)                                 Indebtedness Incurred by the ~~Issuers~~Parent or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(vi)                              Indebtedness arising from agreements of the ~~Dutch Issuer~~Parent or any Restricted Subsidiary providing for indemnification, adjustment of acquisition or purchase price or similar obligations (including earn-outs), in each case, Incurred or assumed in connection with the Transactions, the Investment and Funding Transactions, any Investments or any acquisition or disposition of any business, assets or a Subsidiary not prohibited by this Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(vii)                           Indebtedness of the Issuers to the Parent or a Restricted Subsidiary; provided that (except in respect of intercompany current liabilities Incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of the ~~Issuers~~Parent and ~~their~~its Subsidiaries) any such Indebtedness owed by the Issuers to a Restricted Subsidiary that is not a Subsidiary

Guarantor is subordinated in right of payment to the obligations of the Issuers under the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuers, the Parent or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien but not the transfer thereof upon foreclosure) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (vii);

(viii)                        shares of Preferred Stock of a Restricted Subsidiary issued to the Issuers, the Parent or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuers, the Parent or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (viii);

(ix)                              Indebtedness of a Restricted Subsidiary to the Issuers, the Parent or another Restricted Subsidiary; provided that if a Subsidiary Guarantor owes such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Guarantor (except in respect of intercompany current liabilities Incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of the ~~Issuers~~Parent and ~~their~~its Subsidiaries), such Indebtedness is subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuers, the Parent or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien but not the transfer thereof upon foreclosure) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (ix);

(x)                                 Hedging Obligations that are not Incurred for speculative purposes;

(xi)                              obligations in respect of self-insurance and obligations (including reimbursement obligations with respect to letters of credit, bank guarantees, warehouse receipts and similar instruments) in respect of performance, bid, appeal and surety bonds, performance and completion guarantees and similar obligations provided by ~~an Issuer~~the Parent or any Restricted Subsidiary in the ordinary course of business or consistent with past practice or industry norm;

(xii)                           Indebtedness or Disqualified Stock of the ~~Issuers~~Parent or Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (xii), together with any Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) below, does not exceed the greater of $650 million and 0.65 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such date on which such additional Indebtedness is Incurred, or Disqualified Stock or Preferred Stock is issued, and after giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two fiscal ~~quarters~~half-years (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(xiii)                        Indebtedness or Disqualified Stock of the ~~Issuers~~Parent or any Restricted Subsidiary and Preferred Stock of any Restricted Subsidiary in an aggregate principal amount or liquidation preference outstanding at the time of Incurrence, together with Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) hereof, not greater than an amount equal to 100% of the amount of net cash proceeds received by the ~~Issuers~~Parent and the Restricted Subsidiaries on or after the Issue Date from the issue or sale of Equity Interests of the Issuers or any direct or indirect parent entity of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) (which proceeds are contributed to the Issuers or any Restricted Subsidiary) or cash contributed to the capital of the Issuers (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, the ~~Issuers~~Parent or any of the Subsidiaries) to the extent such net cash proceeds or cash have not been applied to increase the calculation of the Cumulative Credit pursuant to clauses (2) or (3) of the definition thereof or applied to make Restricted Payments specified in Section 4.04(b)(ix) or to make Permitted Investments specified in clause (12) of the definition thereof (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(xiv)                       any guarantee by the ~~Issuers~~Parent or any Restricted Subsidiary of Indebtedness or other obligations of the ~~Issuers~~Parent or any Restricted Subsidiary so long as the Incurrence of such Indebtedness or other obligations by the ~~Issuers~~Parent or such Restricted Subsidiary is permitted under the terms of this Indenture; provided that (A) if such Indebtedness is by its express terms subordinated in right of payment to the Notes or ~~the Subsidiary~~a Guarantee ~~of the Issuers or such Restricted Subsidiary~~, as applicable, any such guarantee with respect to such Indebtedness shall be subordinated in right of payment to the Notes or such ~~Subsidiary~~ Guarantee, as applicable, substantially to the same extent as such Indebtedness is subordinated to the Notes or the ~~Subsidiary~~ Guarantee, as applicable, and (B) if such guarantee is of Indebtedness of the Issuers, such guarantee is Incurred in accordance with, or not in contravention of, Section 4.11 solely to the extent Section 4.11 is applicable;

(xv)                          Indebtedness or Disqualified Stock of the ~~Issuers~~Parent or any Restricted Subsidiary or Preferred Stock of a Restricted Subsidiary that serves to replace, refund, refinance or defease any Indebtedness (or unutilized commitments in respect of Indebtedness (only to the extent the committed amount (i) could have been Incurred on the date of initial Incurrence and was deemed Incurred at such time for the purposes of this covenant or (ii) could have been Incurred other than as Refinancing

Indebtedness on the date of such replacement, refunding or refinancing)) Incurred or Disqualified Stock or Preferred Stock issued as permitted under Section 4.03(a) and clauses(i)(y), (i)(z), (ii), (iii), (iv), (xii), (xiii), (xv), (xvi), (xx), (xxiii) and (xxvii) of this Section 4.03(b) up to the outstanding principal amount (or, if applicable, the liquidation preference, face amount, or the like) or, if greater, committed amount (only to the extent the committed amount (i) could have been Incurred on the date of initial Incurrence and was deemed Incurred at such time for the purposes of this Section 4.03 or (ii) could have been Incurred other than as Refinancing Indebtedness on the date of such replacement, refunding or refinancing) of such Indebtedness or Disqualified Stock or Preferred Stock, in each case at the time such Indebtedness was Incurred or Disqualified Stock or Preferred Stock was issued or committed pursuant to Section 4.03(a) or clauses (i)(y), (i)(z), (ii), (iii), (iv), (xii), (xiii), (xv), (xvi), (xx), (xxiii) and (xxvii) of this Section 4.03(b), or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so replace, refund, refinance or defease such Indebtedness (or such unutilized commitments in respect of Indebtedness), Disqualified Stock or Preferred Stock, plus any additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premiums), accrued and unpaid interest, expenses, defeasance costs and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)                                 has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being replaced, refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being replaced, refunded, refinanced or defeased that were due on or after the date that is one year following the last maturity date of any Notes then outstanding were instead due on such date (provided that this subclause (1) will not apply to any replacement, refunding, refinancing or defeasance of any Secured Indebtedness);

(2)                                 to the extent such Refinancing Indebtedness refinances (a) Indebtedness subordinated in right of payment to the Notes or a ~~Subsidiary~~ Guarantee, as applicable, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the ~~Subsidiary~~ Guarantee, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock; and

(3)                                 shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness of the Parent, the Issuers or a Subsidiary Guarantor, or (y) Indebtedness of the Parent, the Issuers or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary;

(xvi)                       Indebtedness, Disqualified Stock or Preferred Stock of (A) the ~~Issuers~~Parent or any Restricted Subsidiary Incurred to finance an acquisition or (B) Persons that are acquired by the ~~Issuers~~Parent or any Restricted Subsidiary or merged, consolidated or amalgamated with or into the ~~Issuers~~Parent or any Restricted

Subsidiary in accordance with the terms of this Indenture; provided that after giving effect to such acquisition or merger, consolidation or amalgamation, either:

(1)                                 the ~~Dutch Issuer~~Parent would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.03(a); or

(2)                                 the Fixed Charge Coverage Ratio of the ~~Dutch Issuer~~Parent would be no less than immediately prior to such acquisition or merger, consolidation or amalgamation;

provided, further, that the aggregate principal amount of Indebtedness of Restricted Subsidiaries that are not Subsidiary Guarantors Incurred under this clause (xvi) (solely if Incurred in contemplation of such acquisition or merger, consolidation or amalgamation) and outstanding at the time of Incurrence, together with any Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor incurred under Section 4.03(a) and under clause (xx) of this Section 4.03(b), and any Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) hereof, shall not exceed the greater of $300 million and 0.30 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such date on which such additional Indebtedness is Incurred and after giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two fiscal ~~quarters~~half-years (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

~~(xvii) [reserved];~~

(xvii)                    Indebtedness of the Parent to a Restricted Subsidiary; provided that if the Parent owes such Indebtedness to a Restricted Subsidiary that is not an Issuer or a Subsidiary Guarantor (except in respect of intercompany current liabilities Incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of the Parent and its Subsidiaries), such Indebtedness is subordinated in right of payment to the Parent Guarantee; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuers, the Parent or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien but not the transfer thereof upon foreclosure) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (xvii);

(xviii)                 Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(xix)                       Indebtedness of the ~~Issuers~~Parent or any Restricted Subsidiary (i) supported by a letter of credit or bank guarantee issued pursuant to Bank

Indebtedness, in a principal amount not in excess of the stated amount of such letter of credit or (ii) in respect of cash management services in the ordinary course of business or consistent with past practice or industry norm;

(xx)                          Indebtedness of Restricted Subsidiaries that are not the Issuers or Subsidiary Guarantors; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (xx), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (xx), together with any Indebtedness of a Restricted Subsidiary that is not an issuer or a Subsidiary Guarantor Incurred under Section 4.03(a) and under clause (xvi) of this Section 4.03(b), and any  Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) hereof, does not exceed the greater of $300 million and 0.30 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such date on which such additional Indebtedness is Incurred and after giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two fiscal ~~quarters~~half-years (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(xxi)                       Indebtedness of the ~~Issuers~~Parent or any Restricted Subsidiary consisting of (A) the financing of insurance premiums or (B) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business or consistent with past practice or industry norm;

(xxii)                    Indebtedness consisting of Indebtedness issued by the ~~Issuers~~Parent or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof (including Holdings, U.S. Holdings, TSG and the Parent), or their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuers or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) to the extent permitted by Section 4.04;

(xxiii)                 Indebtedness of, Incurred on behalf of, or representing guarantees of Indebtedness of, joint ventures of the ~~Issuers~~Parent and any Restricted Subsidiary; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (xxiii), when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (xxiii) at the time of Incurrence, together with any Refinancing Indebtedness in respect thereof Incurred pursuant to clause (xv) hereof, does not exceed the greater of $250 million and 0.25 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two fiscal ~~quarters~~half-years (plus, in the case of any Refinancing Indebtedness, the Additional Refinancing Amount);

(xxiv)                guarantees by the ~~Issuers~~Parent and the Restricted Subsidiaries of Indebtedness under customer financing lines of credit entered into in the ordinary course of business or consistent with past practice or industry norm;

(xxv)                   Indebtedness in respect of Obligations of the ~~Issuers~~Parent or any Restricted Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services; provided that such obligations are Incurred in connection with open accounts extended by suppliers on customary trade terms in the ordinary course of business or consistent with past practice or industry norm and not in connection with the borrowing of money or any Hedging Obligations;

(xxvi)                Indebtedness of the ~~Issuers~~Parent or any Restricted Subsidiary to or on behalf of any joint venture (regardless of the form of legal entity) that is not a Restricted Subsidiary arising in the ordinary course of business in connection with the cash management operations (including with respect to intercompany self-insurance arrangements) of the ~~Issuers~~Parent and the Restricted Subsidiaries; and

(xxvii)             customer deposits and advance payments received in the ordinary course of business from customers for goods and services purchased in the ordinary course of business.

(c)                                  For purposes of determining compliance with this Section 4.03:

(1)                                 in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (i) through (xxvii) of Section 4.03(b) above (or any portion thereof) or is entitled to be Incurred or issued pursuant to Section 4.03(a), then the ~~Dutch Issuer~~Parent may, in its sole discretion, divide, classify or reclassify, or later divide, classify or reclassify (as if Incurred at such later time), such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this Section 4.03; provided that (x) Indebtedness outstanding on the Escrow Release Date under the Credit Agreement in effect on the Escrow Release Date shall be Incurred under clause (i)(x) of Section 4.03(b) above and may not be reclassified and (y) the Notes and the ~~Subsidiary~~ Guarantees outstanding on the Issue Date shall be Incurred under clause (ii) above and may not be reclassified;

(2)                                 at the time of Incurrence, division, classification or reclassification, the ~~Issuers~~Parent will be entitled to divide and classify an item of Indebtedness in more than one of the categories of Indebtedness described in Section 4.03(a) or clauses (i) through (xxvii) of Section 4.03(b) (or any portion thereof) without giving pro forma effect to the Indebtedness Incurred, divided, classified or reclassified pursuant to any other clause or paragraph of Section 4.03 (or any portion thereof) when calculating the amount of Indebtedness that may be Incurred, divided, classified or reclassified pursuant to any such clause or paragraph (or any portion thereof) at such time; and

(3)                                 in connection with the Incurrence or issuance, as applicable, of (x) revolving loan Indebtedness under this Section 4.03 or (y) any commitment relating to the Incurrence or issuance of Indebtedness, Disqualified Stock or Preferred Stock under this Section 4.03 and the granting of any Lien to secure such Indebtedness, the ~~Issuers~~Parent or applicable Restricted Subsidiary may designate such Incurrence or issuance and the granting of any Lien therefor as having occurred on the date of first Incurrence of such revolving loan Indebtedness or commitment (such date, the “Deemed Date”), and any related subsequent actual Incurrence or issuance and granting of such Lien therefor will be deemed for all purposes under this Indenture to have been Incurred or issued and granted on such Deemed Date, including, without limitation, for purposes of calculating the Fixed Charge Coverage Ratio, usage of any baskets hereunder (if applicable), the Total Indebtedness Leverage Ratio, the Secured Leverage Ratio, the Senior Secured Leverage Ratio and EBITDA (and all such calculations on and after the Deemed Date until the termination or funding of such commitment shall be made on a pro forma basis giving effect to the deemed Incurrence or issuance, the granting of any Lien therefor and related transactions in connection therewith).

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, amortization of original issue discount or deferred financing costs, the accretion of original issue discount or deferred financing costs or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of Indebtedness will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this Section 4.03.  Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this Section 4.03.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt.  However, if the Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and the refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of the refinancing, the U.S. dollar-denominated restriction will be deemed not to have been exceeded so long as the principal amount of the refinancing Indebtedness does not exceed the principal amount of the Indebtedness being refinanced.

Notwithstanding any other provision of this Section 4.03, the maximum amount of Indebtedness that the ~~Issuers~~Parent and ~~their~~its Restricted Subsidiaries may Incur pursuant to this Section 4.03 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies.  The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, will be calculated based on the currency exchange rate applicable to the currencies in which the respective Indebtedness is denominated that is in effect on the date of the refinancing.

SECTION 4.04                                     Limitation on Restricted Payments.

(a)                                 The ~~Issuers~~Parent shall not, and ~~the Dutch Issuer~~ shall not permit any of the Restricted Subsidiaries to, directly or indirectly:

(i)                                     declare or pay any dividend or make any distribution on account of any of the ~~Issuers’~~Parent’s or any of the Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation or consolidation involving the ~~Issuers~~Parent (other than (A) dividends or distributions payable solely in Qualified Equity Interests of the ~~Issuers~~Parent or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of Equity Interests issued by a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary, the ~~Issuers~~Parent or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of Equity Interests);

(ii)                                  purchase or otherwise acquire or retire for value any Equity Interests of the Issuers or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent);

(iii)                               make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the ~~Issuers~~Parent or any Subsidiary Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (vii) and (ix) of Section 4.03(b)); or

(iv)                              make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1)                                 no Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)                                 immediately after giving effect to such transaction on a pro forma basis, the ~~Issuers~~Parent could Incur $1.00 of additional Indebtedness under Section 4.03(a); and

(3)                                 such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the ~~Issuers~~Parent and the Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (vi)(C) and (xiii)(B) of Section 4.04(b), but excluding all other Restricted Payments permitted by Section 4.04(b)), is less than the amount equal to the Cumulative Credit outstanding at such time.

(b)                                 The provisions of Section 4.04(a) shall not prohibit:

(i)                                     the payment of any dividend or distribution or the consummation of any redemption within 60 days after the date of declaration thereof or the giving notice thereof, as applicable, if at the date of declaration or the giving notice of such redemption, as applicable, such payment would have complied with the provisions of this Indenture;

(ii)                                  (A)             the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness of the Issuers, any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) or any Subsidiary Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests of the Issuers or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) or contributions to the equity capital of the ~~Issuers~~Parent (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the ~~Issuers~~Parent) (collectively, including any such contributions, “Refunding Capital Stock”),

(B)                               the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the ~~Dutch Issuer~~Parent) of Refunding Capital Stock, and

(C)                               if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (vi) of this Section 4.04(b) and not made pursuant to clause (ii)(B), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent)) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(iii)                               the redemption, repurchase, defeasance, or other acquisition or retirement of Subordinated Indebtedness of the Parent, the Issuers or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Parent, the Issuers or a Subsidiary Guarantor which is Incurred in accordance with Section 4.03 so long as:

(A)                               the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, plus any defeasance costs, fees and expenses incurred in connection therewith),

(B)                               such Indebtedness is subordinated to the Notes or the related ~~Subsidiary~~ Guarantee of such ~~Subsidiary~~ Guarantor, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value,

(C)                               such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) 91 days following the last maturity date of any Notes then outstanding, and

(D)                               such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date that is one year following the last maturity date of any Notes then outstanding were instead due on such date;

(iv)                              a Restricted Payment to pay for the repurchase, retirement or other acquisition for value of Equity Interests of the Issuers or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) held by any future, present or former employee, director, officer or consultant of the Issuers or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) or any Subsidiary of the ~~Dutch Issuer~~Parent pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (iv) do not exceed (x) $80 million to the extent made in connection with the Transactions and (y) an additional amount in any fiscal year equal to the greater of $60 million and 0.06 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two fiscal ~~quarters~~half-years in any calendar year, with unused amounts in any calendar year being permitted to be carried forward up to two subsequent calendar years; provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(A)                               the cash proceeds received by the ~~Issuers~~Parent or any of the Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Issuers or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) (to the extent contributed to the Issuers) to employees, directors, officers or consultants of the ~~Issuers~~Parent and the Restricted Subsidiaries or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase (i) the amount available for Restricted Payments under clause (3) of the definition of Cumulative Credit or this Section 4.04(b)(ix), (ii) the amount available for Permitted Investments specified in clause (12) of the definition thereof or (iii) the amount of Indebtedness, Disqualified Stock or Preferred Stock Permitted under Section 4.03(b)(xiii), plus

(B)                               the cash proceeds of key man life insurance policies received by the Issuers or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) (to the extent contributed to the Issuers) or the Restricted Subsidiaries after the Issue Date;

provided that the ~~Issuers~~Parent may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year; and provided, further, that cancellation of Indebtedness owing to the ~~Issuers~~Parent or any Restricted Subsidiary from any present or former employees, directors, officers or consultants of the Issuers, any Restricted Subsidiary or the direct or indirect parents of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) in connection with a repurchase of Equity Interests of the Issuers or any of its direct or indirect parents (including Holdings, U.S. Holdings, TSG and the Parent) will not be deemed to constitute a Restricted Payment for purposes of this Section 4.04 or any other provision of this Indenture;

(v)                                 the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the ~~Issuers~~Parent or any Restricted Subsidiary issued or Incurred in accordance with Section 4.03;

(vi)                              (A)             the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(B)                               a Restricted Payment to any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent), the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) issued after the Issue Date; provided that the aggregate amount of dividends declared and paid pursuant to this clause (B) does not exceed the net cash proceeds actually received ~~by the Issuers~~ from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date; and

(C)                               the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to Section 4.04(b)(ii);

provided, however, in the case of each of clauses (A) and (C) above of this clause (vi), that for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions and treating such Designated Preferred Stock as Indebtedness for borrowed money for such purpose) on a pro forma basis (including a pro forma application of the net proceeds therefrom), the ~~Dutch Issuer~~Parent would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(vii)                           Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value (as determined in good faith by the ~~Dutch Issuer~~Parent), taken together with all other Investments made pursuant to this clause (vii) that are at that time outstanding, not to exceed the sum of (a) the greater of $200 million and 0.20 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two fiscal ~~quarters~~half-years and (b) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (vii) is made in any Person that is not ~~one of~~ the ~~Issuers~~Parent or a Restricted Subsidiary at the date of the making of such Investment and such Person becomes ~~one of~~ the ~~Issuers~~Parent or a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) of the definition of Permitted Investments and shall cease to have been made pursuant to this clause (vii) for so long as such Person continues to be ~~an Issuer~~the Parent or a Restricted Subsidiary;

(viii)                        (a) Restricted Payments (or a Restricted Payment to any such direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) to fund the payment by such direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) of Restricted Payments) of up to 6% per annum of the Market Capitalization or (b) in lieu of all or a portion of the Restricted Payments permitted by sub-clause (a), repurchases of the Issuers’ Capital Stock (or a Restricted Payment to any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) to fund the repurchase by such direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) of such entity’s Capital Stock) for aggregate consideration that, when taken together with Restricted Payments permitted by sub-clause (a) in such year, does not exceed the amount otherwise permitted by sub-clause (a);

(ix)                              Restricted Payments that are made with (or in an aggregate amount that does not exceed the aggregate amount of) Excluded Contributions;

(x)                                 Restricted Payments in an aggregate amount, when taken together with all other Restricted Payments made pursuant to this clause (x) that are at that time outstanding, not to exceed the greater of $350 million and 0.35 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such event and giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two fiscal ~~quarters~~half-years;

(xi)                              the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the ~~Issuers~~Parent or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than any Unrestricted Subsidiary whose principal assets consist of cash and Cash Equivalents to the extent such cash and Cash Equivalents were invested in such Unrestricted Subsidiary pursuant to an Investment made pursuant to clause (vii) above or a Permitted Investment);

(xii)                           for any taxable period for which the ~~Dutch Issuer~~Parent and/or any of its Subsidiaries are members of a consolidated, combined or similar income tax group for U.S. federal and/or applicable state, local or foreign income tax purposes of which a direct or indirect parent of the ~~Dutch Issuer~~Parent is the common parent (a “Tax Group”), Restricted Payments not in excess of the portion of any U.S. federal, state, local or foreign income taxes (as applicable) of such Tax Group for such taxable period that are attributable to the income of the ~~Dutch Issuer~~Parent and/or its applicable Subsidiaries; provided that (i) the amount of such Restricted Payments for any taxable period shall not exceed the amount of such taxes that the ~~Dutch Issuer~~Parent and/or its applicable Subsidiaries would have paid had the ~~Dutch Issuer~~Parent and/or such Subsidiaries been a stand-alone taxpayer (or stand-alone group) and (ii) Restricted Payments in respect of an Unrestricted Subsidiary shall be permitted only to the extent that cash distributions were made by such Unrestricted Subsidiary to the ~~Dutch Issuer~~Parent or any of its Restricted Subsidiaries;

(xiii)                        any Restricted Payment, if applicable:

(A)                               in amounts required for any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) to pay fees and expenses (including franchise or similar taxes) in connection with the maintenance of its corporate existence, customary salary, bonus, severance and other benefits payable to, and indemnities provided on behalf of, directors, officers, employees and consultants of any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) and general corporate operating and overhead, legal, accounting and other professional fees and expenses of, or attributable to, any direct or indirect parent of the Issuers

(including Holdings, U.S. Holdings, TSG and the Parent) in each case to the extent such fees and expenses are attributable to the ownership or operation of the ~~Issuers~~Parent, if applicable, and ~~their~~its Subsidiaries;

(B)                               in amounts required for any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent), if applicable, to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the ~~Issuers~~Parent or any Restricted Subsidiary and that has been guaranteed by, or is otherwise considered Indebtedness of, the ~~Issuers~~Parent Incurred in accordance with Section 4.03; and

(C)                               in amounts required for any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) to pay fees and expenses related to any equity or debt offering or Incurrence of such ~~parent~~entity (whether or not successful);

(xiv)                       repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(xv)                          [reserved];

(xvi)                       Restricted Payments by the ~~Issuers, Holdings, U.S. Holdings,~~ Parent or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Equity Interests of any such Person;

(xvii)                    the repurchase, redemption or other acquisition or retirement for value of any Preferred Stock or any Subordinated Indebtedness pursuant to provisions similar to those described in Section 4.06 and Section 4.08; provided that all Notes tendered by holders of the Notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(xviii)                 payments or distributions to dissenting stockholders or stockholders exercising appraisal rights pursuant to applicable law or as a result of the settlement of any stockholder claims or action (whether actual, contingent or potential), pursuant to or in connection with (x) the Transactions or (y) a consolidation, amalgamation, merger or transfer of all or substantially all of the assets of the ~~Dutch Issuer~~Parent and the Restricted Subsidiaries, taken as a whole, that complies with Section 5.01; provided that as a result of such consolidation, amalgamation, merger or transfer of assets referred to in clause (y), the ~~Issuers~~Parent shall have made a Change of Control Offer (if required by this Indenture) and that all Notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value;

(xix)                       any Restricted Payment made in connection with the Transactions or ~~with~~ the Investment and Funding Transactions and the payment of fees and expenses Incurred in connection ~~with the Transactions or with the Investment and Funding Transactions~~therewith or owed by the ~~Issuers or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings and~~ Parent~~)~~ or Restricted Subsidiaries ~~of the Issuers~~ to Affiliates, and any other payments made, including any such payments made to any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent) to enable it to make payments in connection with the consummation of the Transactions or the Investment and Funding Transactions, whether payable on the Issue Date or thereafter, in each case to the extent permitted by Section 4.07;

(xx)                          any Restricted Payment made under the Acquisition Agreements (as in effect on the Issue Date);

(xxi)                       any Restricted Payment so long as, immediately after giving effect to such Restricted Payment, the Total Indebtedness Leverage Ratio for the most recently ended ~~four~~two fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding such Restricted Payment is not greater than 4.50 to 1.00 on a pro forma basis; and

(xxii)                    from and after the Acquisition Completion Date, Restricted Payments may be made in an aggregate amount equal to the total amount of cash and Cash Equivalents that were funded into the Escrow Account in order to fund the payment of accrued interest in respect of the Notes in connection with a Special Mandatory Redemption;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (vi)(B), (vii), (x), (xi), (xiii)(B) and (xxi) of this Section 4.04(b), no Event of Default shall have occurred and be continuing or would occur as a consequence thereof; provided, further, that any Restricted Payments made with property other than cash shall be calculated using the Fair Market Value (as determined in good faith by the ~~Dutch Issuer~~Parent) of such property.

(c)                                  For purposes of determining compliance with this Section 4.04, (i) a Restricted Payment or Permitted Investment need not be permitted solely by reference to one category of permitted Restricted Payments (or any portion thereof) or Permitted Investments (or any portion thereof) described in the above clauses or the definitions thereof but may be permitted in part under any combination thereof and (ii) in the event that a Restricted Payment (or any portion thereof) or Permitted Investment (or any portion thereof) meets the criteria of one or more of the categories of permitted Restricted Payments (or any portion thereof) or Permitted Investments (or any portion thereof) described in the above clauses or the definitions thereof, the ~~Dutch Issuer~~Parent may, in its sole discretion, divide, classify or reclassify, or later divide, classify or reclassify, such permitted Restricted Payment (or any portion thereof) or Permitted Investment (or any portion thereof) in any manner that complies with this Section 4.04 and at the time of division, classification or reclassification will be entitled to only include the amount and type of such Restricted Payment (or any portion thereof) or Permitted Investment (or any portion thereof) in one of the categories of permitted Restricted Payments (or any portion thereof) or Permitted Investments (or any portion thereof) described in the above clauses or the definitions thereof. In the event that a Restricted Payment (or any portion thereof) or Permitted Investment (or any portion thereof) is divided, classified or reclassified under clause (xxi) above, the first proviso of clause (19) of the definition of Permitted Investments or clause (26) of the definition of Permitted Investments (such clauses, the “Incurrence Clauses”), the determination of the amount of such Restricted Payment or Permitted Investment that may be made pursuant to the Incurrence Clauses shall be made without giving pro forma effect to any substantially concurrent Incurrence of Indebtedness to finance any other Restricted Payment (or any portion thereof) or Permitted Investment (or any portion thereof) divided, classified or reclassified under any of the above clauses or the definitions thereof other than an Incurrence Clause.

(d)                                 In connection with any commitment, definitive agreement or similar event relating to an Investment, the ~~Issuers~~Parent or applicable Restricted Subsidiary may designate such Investment as having occurred on the date of the commitment, definitive agreement or similar event relating thereto (such date, the “Election Date”) if, after giving pro forma effect to such Investment and all related transactions in connection therewith and any related pro forma adjustments, the ~~Issuers~~Parent or any of the Restricted Subsidiaries would have been permitted to make such Investment on the relevant Election Date in compliance with this Indenture, and any related subsequent actual making of such Investment will be deemed for all purposes under this Indenture to have been made on such Election Date, including, without limitation, for purposes of calculating any ratio, compliance with any test, usage of any baskets hereunder (if applicable) and EBITDA and for purposes of determining whether there exists any Default or Event of Default (and all such calculations on and after the Election Date until the termination, expiration, passing, rescission, retraction or rescindment of such commitment, definitive agreement or similar event shall be made on a pro forma basis giving effect thereto and all related transactions in connection therewith).

(e)                                  The ~~Dutch Issuer~~Parent will not permit any Restricted Subsidiary to become an Unrestricted Subsidiary except pursuant to the definition of Unrestricted Subsidiary.  For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the ~~Issuers~~Parent and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated on such date of designation will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of Investments.  Such designation will only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

(f)                                   Any issue or sale of Equity Interests of the Issuers or any direct or indirect parent entity (including Holdings, U.S. Holdings, TSG and the Parent) of the Issuers on or prior to the Escrow Release Date shall not increase the Cumulative Credit, be deemed to be an Excluded Contribution or increase the amount of Indebtedness, Disqualified Stock or Preferred Stock permitted under Section 4.03(b)(xiii).

SECTION 4.05                                     Dividend and Other Payment Restrictions Affecting Subsidiaries.  The ~~Issuers~~Parent shall not, and ~~the Dutch Issuer~~ shall not permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)                                 (i) pay dividends or make any other distributions to the ~~Dutch Issuer~~Parent or any Restricted Subsidiary (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the ~~Dutch Issuer~~Parent or any Restricted Subsidiary;

(b)                                 make loans or advances to the ~~Dutch Issuer~~Parent or any Restricted Subsidiary; or

(c)                                  sell, lease or transfer any of its properties or assets to the ~~Dutch Issuer~~Parent or any Restricted Subsidiary;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)                                 (A) contractual encumbrances or restrictions in effect on the Issue Date, (B) if the Issue Date occurs prior to the Acquisition Completion Date, contractual encumbrances or restrictions in effect on the Acquisition Completion Date which are permitted under the Sky Acquisition Agreement and (C) contractual encumbrances or restrictions pursuant to the Credit Agreement, the Escrow Agreement and the other Credit Agreement Documents and, in each case, any similar contractual encumbrances or restrictions or any amendments, modifications, restatements, renewals, supplements, refundings, replacements or refinancings of such agreements or instruments;

(2)                                 this Indenture, the Notes or the ~~Subsidiary~~ Guarantees;

(3)                                 applicable law or any applicable rule, regulation or order;

(4)                                 any agreement or other instrument of a Person acquired by the ~~Dutch Issuer~~Parent or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and their Subsidiaries, or the property or assets of the Person and their Subsidiaries, so acquired;

(5)                                 contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary;

(6)                                 Secured Indebtedness otherwise permitted to be Incurred pursuant to Section 4.03 and Section 4.12 that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7)                                 restrictions on cash or other deposits or net worth imposed by suppliers, customers or landlords under contracts entered into in the ordinary course of business or consistent with past practice or industry norm or arising in connection with any Permitted Liens;

(8)                                 customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business or consistent with past practice or industry norm;

(9)                                 purchase money obligations for property acquired and Capitalized Lease Obligations in the ordinary course of business that impose restrictions of the nature discussed in Section 4.05(c) above on the property so acquired;

(10)                          customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business or consistent with past practice or industry norm;

(11)                          in the case of Section 4.05(c) above, any encumbrance or restriction that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license (including without limitation, licenses of Intellectual Property) or other contracts;

(12)                          [reserved];

(13)                          other Indebtedness, Disqualified Stock or Preferred Stock (a) of the ~~Issuers~~Parent or any Restricted Subsidiary that is a Subsidiary Guarantor or a Foreign Subsidiary or (b) of any Restricted Subsidiary that is not a Subsidiary Guarantor or a Foreign Subsidiary so long as such encumbrances and restrictions contained in any agreement or instrument will not materially adversely affect the Issuers’ ability to make anticipated principal or interest payments on the Notes (as determined in good faith by the ~~Dutch Issuer~~Parent); provided that in the case of each of clauses (a) and (b), such Indebtedness, Disqualified Stock or Preferred Stock is permitted to be Incurred subsequent to the Issue Date pursuant to Section 4.03;

(14)                          any Restricted Investment not prohibited by Section 4.04 and any Permitted Investment; or

(15)                          any encumbrances or restrictions of the type referred to in Section 4.05(a), (b) or (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (14) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the ~~Dutch Issuer~~Parent, not materially more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this Section 4.05, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the ~~Issuers~~Parent or a Restricted Subsidiary to other Indebtedness Incurred by the ~~Issuers~~Parent or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

SECTION 4.06            Asset Sales.

(a)           The ~~Issuers~~Parent shall not, and ~~the Dutch Issuer~~ shall not permit any of the Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the ~~Issuers~~Parent or any Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the ~~Dutch Issuer~~Parent) of the assets sold or otherwise disposed of and (y) at least 75% of the consideration for such Asset Sale received by the ~~Issuers~~Parent or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(i)            any liabilities (as shown on any ~~Issuer’s~~Parent’s or a Restricted Subsidiary’s most recent balance sheet or in the Notes thereto) of the ~~Issuers~~Parent or a Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any ~~Subsidiary~~ Guarantee) that are assumed by the transferee of any such assets or that are otherwise cancelled or terminated in connection with the transaction with such transferee,

(ii)           any notes or other obligations or other securities or assets received by the ~~Issuers~~Parent or such Restricted Subsidiary from such transferee that are converted by the ~~Issuers~~Parent or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received),

(iii)          Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Sale, to the extent that the ~~Issuers~~Parent and each other Restricted Subsidiary are released from any guarantee of payment of such Indebtedness in connection with the Asset Sale,

(iv)          consideration consisting of Indebtedness of the ~~Issuers~~Parent or a Restricted Subsidiary (other than Subordinated Indebtedness) received after the Issue Date from Persons who are not the ~~Issuers~~Parent or any Restricted Subsidiary, and

(v)           any Designated Non-cash Consideration received by the ~~Issuers~~Parent or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value (as determined in good faith by the ~~Dutch Issuer~~Parent), taken together with all other Designated Non-cash Consideration received pursuant to this Section 4.06(a)(v) that is at that time outstanding, not to exceed the greater of $275 million and 0.275 multiplied by the Pro Forma EBITDA of the ~~Dutch Issuer~~Parent for the most recently ended ~~four~~two full fiscal ~~quarters~~half-years for which financial statements have been delivered to the Trustee immediately preceding the receipt of such Designated Non-

cash Consideration and after giving pro forma effect thereto as if such event occurred at the beginning of such ~~four~~two fiscal ~~quarters~~half-years (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall in each case be deemed to be Cash Equivalents for the purposes of this Section 4.06(a).

(b)           Within 360 days after the ~~Issuers~~Parent’ or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, the ~~Issuers~~Parent or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(i)            to repay (A) Indebtedness constituting Bank Indebtedness and other Pari Passu Indebtedness, in each case, that is secured by a Lien permitted hereunder (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto), (B) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor, (C) Obligations under the Notes or (D) other Pari Passu Indebtedness (provided that if the ~~Issuers~~Parent or any Subsidiary Guarantor shall so reduce Obligations under unsecured Pari Passu Indebtedness under this clause (D) (which, for the avoidance of doubt, does not include Indebtedness described in clauses (A), (B) and (C) even if such Indebtedness may also constitute Pari Passu Indebtedness), the ~~Issuers~~Parent will equally and ratably reduce Notes Obligations either, as the ~~Dutch Issuer~~Parent shall elect in its sole discretion, pursuant to Section 3.01, through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof or, in the event that the Notes were issued with significant original issue discount, 100% of the accreted value thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase a pro rata principal amount of Notes at a purchase price equal to 100% of the principal amount thereof (or, in the event that the Notes were issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest, if any); or

(ii)           to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the ~~Issuers~~Parent or in an increase in the percentage ownership by the ~~Issuers~~Parent (or a Restricted Subsidiary) in such Restricted Subsidiary), assets, or property or capital expenditures, in each case (A) used or useful in a Similar Business or (B) that replace the properties and assets that are the subject of such Asset Sale or, in each case, to reimburse the cost of any of the foregoing incurred on or after the date on which the Asset Sale giving rise to such Net Proceeds was contractually committed.

In the case of Section 4.06(b)(ii), a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment until the 18-month anniversary of the date of the receipt of such Net Proceeds; provided that in the event such binding commitment is later canceled or terminated for any reason after the 360th day after the receipt of such Net Proceeds but before such Net Proceeds are so applied, then such Net Proceeds shall constitute Excess Proceeds unless the ~~Issuers~~Parent or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within six months of such cancellation or termination of the prior binding commitment; provided, further, that the ~~Issuers~~Parent or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale and to the extent such Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied or are not applied within 180 days of such Second Commitment, then such Net Proceeds shall constitute Excess Proceeds.

Pending the final application of any such Net Proceeds, the ~~Issuers~~Parent or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility or otherwise use such Net Proceeds in any manner not prohibited by this Indenture.  If the ~~Issuers have~~Parent has not applied any Net Proceeds from any Asset Sale as provided and within the time period set forth in the two immediately preceding paragraphs of this Section 4.06(b), then, in lieu of applying such Net Proceeds in such manner, such Net Proceeds (it being understood that any portion of such Net Proceeds used to make an offer to purchase Notes, as described in clause (i) of this Section 4.06(b), shall be deemed to have been so applied whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.”  If the aggregate amount of Excess Proceeds exceeds $250 million, the ~~Dutch Issuer~~Parent shall make an offer to all holders of Notes (and, at the option of the ~~Dutch Issuer~~Parent, to holders of any other Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such other Pari Passu Indebtedness), that is at least $2,000 and an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event the Notes or such other Pari Passu Indebtedness were issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest, if any (or, in respect of such other Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such other Pari Passu Indebtedness), to, but excluding, the date fixed for the closing of such offer, in accordance with the procedures set forth in this Section 4.06.  The ~~Dutch Issuer~~Parent will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that the aggregate amount of Excess Proceeds exceeds $250 million by mailing, or delivering electronically if held by the Depository, the notice required pursuant to the terms of this Indenture, with a copy to the Trustee.  The ~~Dutch Issuer~~Parent may, at its option, satisfy the foregoing obligations with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 450 days (or such longer period provided above) or with respect to Excess Proceeds of $250 million or less (it being understood that such Net Proceeds used to make an Asset Sale Offer shall satisfy the foregoing obligations with respect to Net Proceeds whether or not such offer is accepted).  To the extent that the aggregate amount of Notes (and such other Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the ~~Issuers~~Parent may use any remaining Excess Proceeds for any purpose that is not prohibited by this Indenture and shall not be required to use them for any other purpose.  If the aggregate principal amount of Notes (and such other Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the ~~Dutch Issuer~~Parent shall select the Notes to be purchased in the manner described in Section 4.06(e).  Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero (regardless of whether there are any remaining Excess Proceeds upon such completion).

(c)           The ~~Issuers~~Parent will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer.  To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture, the ~~Issuers~~Parent will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in this Indenture by virtue thereof.

(d)           Not later than the date upon which written notice of an Asset Sale Offer is delivered to the Trustee as provided above, the ~~Dutch Issuer~~Parent shall deliver to the Trustee an Officer’s Certificate as to (i) the amount of the Excess Proceeds, (ii) the allocation of the Net Proceeds from the Asset Sales pursuant to which such Asset Sale Offer is being made and (iii) the compliance of such allocation with the provisions of Section 4.06(b).  On such date, the Issuers shall also irrevocably deposit with the Trustee or with the Paying Agent (or, if ~~the~~an Issuer or a Subsidiary is acting as the Paying Agent, segregate and hold in trust) an amount equal to the Excess Proceeds to be invested in Cash Equivalents, as directed in writing by the ~~Dutch Issuer~~Parent and to be held for payment in accordance with the provisions of this Section 4.06.  Upon the expiration of the period for which the Asset Sale Offer remains open (the “Offer Period”), the ~~Dutch Issuer~~Issuers shall deliver to the Trustee for cancellation the Notes or portions thereof that have been properly tendered to and are to be accepted by the Issuers.  The Trustee (or the Paying Agent, if not the Trustee) shall, on the date of purchase, mail or deliver payment to each tendering holder in the amount of the purchase price.  In the event that the Excess Proceeds delivered by the Issuers to the Trustee are greater than the purchase price of the Notes tendered, the Trustee shall deliver the excess to the Issuers immediately after the expiration of the Offer Period for application in accordance with this Section 4.06.

(e)           Holders electing to have a Note purchased shall be required to surrender such Note, with an appropriate form duly completed, to the Dutch Issuer at the address specified in the notice at least three Business Days prior to the purchase date.  Holders shall be entitled to withdraw their election if the Trustee or the Dutch Issuer receives not later than one Business Day prior to the purchase date, a facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note which was delivered by the holder for purchase and a statement that such holder is withdrawing his election to have such Note purchased.  If at the end of the Offer Period more Notes (and such other Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such Notes for purchase shall be made by the Dutch Issuer in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed (and the Dutch Issuer shall notify the Trustee of any such listing), or if such Notes are not so listed, on a pro rata basis to the extent practicable, by lot or by such other method as the Dutch Issuer deems appropriate (and in such manner as complies with the requirements of the Depository, if applicable); provided that no Notes of $2,000 or less shall be purchased in part.  Selection of such other Pari Passu Indebtedness shall be made pursuant to the terms of such other Pari Passu Indebtedness.

(f)            Notices of an Asset Sale Offer shall be mailed by the Dutch Issuer by first class mail, postage prepaid, or delivered electronically if held by the Depository, at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address, with a copy to the Trustee.  If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

SECTION 4.07            Transactions with Affiliates.

(a)           The ~~Issuers~~Parent shall not, and ~~the Dutch Issuer~~ shall not permit any of the Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the ~~Issuers~~Parent (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $100 million, unless:

(i)            such Affiliate Transaction is on terms that are not materially less favorable, when taken as a whole, to the ~~Issuers~~Parent or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the ~~Issuers~~Parent or such Restricted Subsidiary with an unrelated Person; and

(ii)           with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $250 million, the ~~Dutch Issuer~~Parent delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the ~~Dutch Issuer~~Parent, approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (i) above.

(b)           The provisions of Section 4.07(a) shall not apply to the following:

(i)            transactions between or among the ~~Issuers~~Parent and/or any of the Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) and any merger, consolidation or amalgamation of the Issuers or the Parent and any direct parent of the Issuers or the Parent; provided that such ~~parent~~entity shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Issuers or the Parent, as applicable, and such merger, consolidation or amalgamation is otherwise in compliance with the terms of this Indenture and effected for a bona fide business purpose;

(ii)           Restricted Payments permitted by Section 4.04 and Permitted Investments;

(iii)          the payment of reasonable and customary fees and compensation and reimbursement of expenses paid to, and indemnity and employment and severance arrangements provided on behalf of or for the benefit of, officers, directors, employees or consultants of the ~~Issuers, any Restricted Subsidiary,~~Parent (or any direct or indirect parent of the ~~Issuers (including Holdings, U.S. Holdings and~~ Parent) or any Restricted Subsidiary;

(iv)          transactions in which ~~any of~~ the ~~Issuers~~Parent or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair, when taken as a whole, to ~~such Issuer~~the Parent or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (i) of Section 4.07(a);

(v)           payments or loans (or cancellation of loans) to officers, directors, employees or consultants which are approved by a majority of the Board of Directors of the ~~Holdings,~~ Parent, any Issuer or any of their respective subsidiaries in good faith;

(vi)          any agreement as in effect as of the Issue Date ~~or~~, the Escrow Release Date or the Operative Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date ~~or~~, the Escrow Release Date or the Operative Date, as determined in good faith by the ~~Dutch Issuer~~Parent) or any transaction contemplated thereby;

(vii)         the existence of, or the performance by ~~any of~~ the ~~Issuers~~Parent or any Restricted Subsidiary of its obligations under the terms of, any stockholders or other agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date ~~or~~, the Escrow Release Date or the Operative Date, and any transaction, agreement or arrangement described in the Offering Memorandum and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by ~~any of~~ the ~~Issuers~~Parent or any Restricted Subsidiary of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date ~~or~~, Escrow Release Date or the Operative Date shall only be permitted by this clause (vii) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise materially more disadvantageous to the holders of the Notes than the original transaction, agreement or arrangement as in effect on the Issue Date ~~or~~, the Escrow Release Date or the Operative Date or described in the Offering Memorandum, as determined in good faith by the ~~Dutch Issuer~~Parent;

(viii)        the execution of the Transactions or the Investment and Funding Transactions, and the payment of all fees, expenses, bonuses and awards related to the Transactions or the Investment and Funding Transactions;

(ix)          (A) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business or consistent with past practice or industry norm and otherwise in compliance with the terms of this Indenture, which are fair to the ~~Issuers~~Parent and the Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of the

~~Dutch Issuer~~Parent, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (B) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business or consistent with past practice or industry norm;

(x)           [reserved];

(xi)          the issuance or transfer of Equity Interests (other than Disqualified Stock) of the Issuers or the Parent to any Person;

(xii)         the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the ~~Issuers or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings and~~ Parent~~)~~ or of a Restricted Subsidiary, as appropriate, in good faith;

(xiii)        the entering into of any tax sharing agreement or arrangement and the performance under any such agreement or arrangement that, in each case, complies with Section 4.04(b)(xii);

(xiv)        any contribution to the capital of the Issuers or the Parent;

(xv)         transactions permitted by, and complying with, Section 5.01;

(xvi)        transactions between ~~any of~~ the ~~Issuers~~Parent or any Restricted Subsidiary and any Person, a director of which is also a director of the Issuers or any direct or indirect parent of the Issuers (including Holdings, U.S. Holdings, TSG and the Parent); provided, however, that such director abstains from voting as a director of the Issuers or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(xvii)       pledges of Equity Interests of Unrestricted Subsidiaries;

(xviii)      the formation and maintenance of any consolidated group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(xix)        any employment agreements entered into by the ~~Issuers~~Parent or any Restricted Subsidiary in the ordinary course of business;

(xx)         [Reserved];

(xxi)        [Reserved]; and

(xxii)       transactions undertaken in good faith (as certified by a responsible financial or accounting officer of the ~~Dutch Issuer~~Parent in an Officer’s Certificate) for the purpose of improving the consolidated tax efficiency of the Issuers and their

Subsidiaries and not for the purpose of circumventing any covenant set forth in this Indenture.

SECTION 4.08            Change of Control.

(a)           Upon the occurrence of a Change of Control, each holder shall have the right to require the Issuers to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date), in accordance with the terms contemplated in this Section 4.08; provided, however, that notwithstanding the occurrence of a Change of Control, the Dutch Issuer shall not be obligated to purchase any Notes pursuant to this Section 4.08 in the event that it has previously or concurrently elected to redeem such Notes in accordance with Article III of this Indenture.  In the event that at the time of such Change of Control, the terms of any Bank Indebtedness restrict or prohibit the repurchase of Notes pursuant to this Section 4.08, then within 30 days following any Change of Control, the Issuers shall: (i) repay in full all Bank Indebtedness or, if doing so will allow the purchase of Notes, offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender and/or noteholder who has accepted such offer; or (ii) obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the Notes as provided for in Section 4.08(b).

(b)           Within 30 days following any Change of Control, except to the extent that the Dutch Issuer has exercised its right to redeem the Notes in accordance with Article III of this Indenture, the Dutch Issuer shall mail to each holder’s registered address, or deliver electronically if held by the Depository, with a copy to the Trustee a notice (a “Change of Control Offer”) stating:

(i)            that a Change of Control has occurred and that such holder has the right to require the Issuers to repurchase such holder’s Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of holders of record on the relevant Record Date to receive interest on the relevant Interest Payment Date);

(ii)           the circumstances and relevant facts and financial information regarding such Change of Control;

(iii)          the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or delivered electronically), except in the case of a conditional Change of Control Offer made in advance of a Change of Control as described below (in which case the expected repurchase date will be stated and may be based on a date relative to the closing of the transaction that is expected to result in the Change of Control and which may be tolled until the closing of such transaction); and

(iv)          the instructions determined by the Dutch Issuer, consistent with this Section 4.08, that a holder must follow in order to have its Notes purchased.

(c)           Holders electing to have a Note purchased shall be required to surrender the Note, with an appropriate form duly completed, to the Dutch Issuer at the address specified in the notice at least three Business Days prior to the purchase date.  The holders shall be entitled to withdraw their election if the Trustee or the Dutch Issuer receives not later than one Business Day prior to the purchase date a facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note which was delivered for purchase by the holder and a statement that such holder is withdrawing his election to have such Note purchased.  Holders whose Notes are purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered.

(d)           On the purchase date, all Notes purchased by the Issuers under this Section 4.08 shall be delivered to the Trustee for cancellation, and the Issuers shall pay the purchase price plus accrued and unpaid interest, if any, to the holders entitled thereto.

(e)           A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

(f)            Notwithstanding the provisions of this Section 4.08, the Dutch Issuer shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Dutch Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

(g)           Notes repurchased by the Issuers pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled at the option of the Dutch Issuer.  Notes purchased by a third party pursuant to the preceding clause (f) will have the status of Notes issued and outstanding.

(h)           At the time the Dutch Issuer delivers Notes to the Trustee which are to be accepted for purchase, the Dutch Issuer shall also deliver an Officer’s Certificate stating that such Notes are to be accepted by the Issuers pursuant to and in accordance with the terms of this Section 4.08.  A Note shall be deemed to have been accepted for purchase at the time the Trustee, directly or through an agent, mails or delivers payment therefor to the surrendering holder.

(i)            Prior to any Change of Control Offer, the Dutch Issuer shall deliver to the Trustee an Officer’s Certificate stating that all conditions precedent contained herein to the right of the Dutch Issuer to make such offer have been complied with.

(j)            The Issuers shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Section 4.08.  To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 4.08, the Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under this Section 4.08 by virtue thereof.

(k)           If holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Dutch Issuer, or any third party making a Change of Control Offer in lieu of the Dutch Issuer as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, the Dutch Issuer or such third party will have the right, upon not less than 30 nor more than 60 days’ prior written notice to the holders (with a copy to the Trustee), given not more than 30 days following such purchase pursuant to the Change of Control Offer, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.  Any such redemption shall be effected pursuant to Article III.

SECTION 4.09            Compliance Certificate.  (x) The Dutch Issuer shall deliver to the Trustee within 120 days after the end of ~~each~~the fiscal year of the Issuers ended December 31, 2019; and (y) the Parent shall deliver to the Trustee within 180 days after the end of each fiscal year of the Parent, beginning with the fiscal year ending ~~in~~ December ~~2018~~31, 2020, in each case, an Officer’s Certificate stating that in the course of the performance by the signer of his or her duties as an Officer of ~~an~~the Dutch Issuer or the Parent, as applicable, he or she would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period.  If such Officer does, the certificate shall describe the Default, its status and what action the ~~applicable~~Dutch Issuer or the Parent, as applicable, is taking or proposes to take with respect thereto.  Except with respect to receipt of payments of principal and interest on the Notes and any Default or Event of Default information contained in the Officer’s Certificate delivered to it pursuant to this Section 4.09, the Trustee shall have no duty to review, ascertain or confirm the ~~applicable~~Dutch Issuer’s or the Parent’s, as applicable, compliance with or the breach of any representation, warranty or covenant made in this Indenture.

SECTION 4.10            Further Instruments and Acts.  Upon request of the Trustee, the Parent and the Issuers shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

SECTION 4.11            Future Subsidiary Guarantors.  The ~~Dutch Issuer~~Parent shall cause each Wholly Owned Restricted Subsidiary that is not an Excluded Subsidiary and that guarantees or becomes a borrower under the Credit Agreement or that guarantees any other Indebtedness for borrowed money of the ~~Issuers~~Parent or any of the Subsidiary Guarantors to execute and deliver to the Trustee a supplemental indenture substantially in the form of Exhibit C hereto pursuant to which such Restricted Subsidiary will guarantee the Issuers’ Obligations under the Notes and this Indenture.

SECTION 4.12            Liens.

(a)           The ~~Issuers~~Parent shall not, and ~~the Dutch Issuer~~ shall not permit any Restricted Subsidiary to, directly or indirectly, create, Incur or suffer to exist any Lien (except Permitted Liens) on any asset or property of the ~~Issuers~~Parent or such Restricted Subsidiary securing Indebtedness of the ~~Issuers~~Parent or a Restricted Subsidiary unless the Notes are equally and ratably secured with (or on a senior basis to, in the case of obligations subordinated in right of payment to the Notes) the obligations so secured until such time as such obligations are no longer secured by a Lien.  Any Lien that is granted to secure the Notes or any ~~Subsidiary~~ Guarantee under this Section 4.12(a) shall be automatically and unconditionally released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the Notes or such ~~Subsidiary~~ Guarantee; provided that, in the case of any Lien that is granted to secure any ~~Subsidiary~~ Guarantee, such release was not due to enforcement by the holders of the obligations giving rise to the granting of such Lien with respect to such ~~Subsidiary~~ Guarantee.

(b)           For purposes of determining compliance with this Section 4.12, (i) a Lien securing an item of Indebtedness (or any portion thereof) need not be permitted solely by reference to one category of permitted Liens (or any portion thereof) described in the definition of Permitted Liens or pursuant to Section 4.12(a) but may be permitted in part under any combination thereof and (ii) in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Liens (or any portion thereof) described in the definition of Permitted Liens or pursuant to Section 4.12(a), the ~~Dutch Issuer~~Parent may, in its sole discretion, divide, classify or reclassify, or later divide, classify or reclassify (as if Incurred at such later time), such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this Section 4.12 and at the time of Incurrence, division, classification or reclassification will be entitled to only include the amount and type of such Lien or such item of Indebtedness secured by such Lien (or any portion thereof) in one of the categories of permitted Liens (or any portion thereof) described in the definition of Permitted Liens or pursuant to Section 4.12(a) and, in such event, such Lien securing such item of Indebtedness (or any portion thereof) will be treated as being Incurred or existing pursuant to only such clause or clauses (or any portion thereof) or pursuant to Section 4.12(a) without giving pro forma effect to such item (or any portion thereof) when calculating the amount of Liens or Indebtedness (or any portion thereof) that may be Incurred pursuant to any other clause or paragraph (or any portion thereof) at such time.  In addition, with respect to any revolving loan Indebtedness or commitment relating to the Incurrence of Indebtedness that is designated to be Incurred on any date pursuant to Section 4.03(c)(3), any Lien that does or that shall secure such Indebtedness may also be designated by the ~~Issuers~~Parent or any Restricted Subsidiary to be Incurred on such date and, in such event, any related subsequent actual Incurrence of such Lien shall be deemed for all purposes under this Indenture to be Incurred on such prior date, including for purposes of calculating usage of any Permitted Lien until such time as the related Indebtedness is no longer deemed outstanding pursuant to Section 4.03(c)(3).

(c)           With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness.  The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount or deferred financing costs, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of the Issuers, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or deferred financing costs or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of Indebtedness.

SECTION 4.13            [Intentionally Omitted].

SECTION 4.14            Maintenance of Office or Agency.

(a)           The Issuers shall maintain an office or agency (which may be an office of the Trustee or an affiliate of the Trustee or Registrar) where Notes may be surrendered for registration of transfer or for exchange.  The Dutch Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency.  If at any time the Issuers shall fail to maintain any such required office or agency or the Dutch Issuer shall fail to furnish the Trustee with the address thereof, such presentations and surrenders may be made at the Corporate Trust Office of the Trustee as set forth in Section 14.02.

(b)           The Dutch Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Issuers of their obligation to maintain an office or agency for such purposes.  The Dutch Issuer shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

(c)           The Dutch Issuer hereby designates the Corporate Trust Office of the Trustee or its agent as such office or agency of the Issuer in accordance with Section 2.04.

SECTION 4.15            Covenant Suspension.  If on any date following the Issue Date, (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under this Indenture, then, beginning on such date (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), and subject to the provisions of the following paragraph, the ~~Issuers~~Parent and the Restricted Subsidiaries shall not be subject to Sections 4.03, 4.04, 4.05, 4.06, 4.07 and 5.01(a)(iv) (collectively the “Suspended Covenants”).

In the event that the ~~Issuers~~Parent and the Restricted Subsidiaries are not subject to the Suspended Covenants under this Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) the Notes do not have Investment Grade Ratings from both Rating Agencies, then the ~~Issuers~~Parent and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under this Indenture with respect to future events.

The ~~Dutch Issuer~~Parent shall provide the Trustee with written notice of each Covenant Suspension Event or Reversion Date within five Business Days of the occurrence thereof.  The Trustee shall have no duty to monitor or provide notice to the holders of the Notes of any such Covenant Suspension Event or Reversion Date.

On each Reversion Date, all Indebtedness Incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified as having been Incurred or issued pursuant to Sections 4.03(a) or (b) (to the extent such Indebtedness or Disqualified Stock or Preferred Stock would be permitted to be Incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred or issued prior to the Suspension Period and outstanding on the Reversion Date).  To the extent such Indebtedness or Disqualified Stock or Preferred Stock would not be so permitted to be Incurred or issued pursuant to Sections 4.03(a) or (b), such Indebtedness or Disqualified Stock or Preferred Stock will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under Section 4.03(b)(iii).  Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 4.04 will be made as though Section 4.04 had been in effect since the Issue Date and prior to, but not during, the Suspension Period.  Accordingly, Restricted Payments made during the Suspension Period will not reduce the amount available to be made as Restricted Payments under Section 4.04(a).  As described above, however, no Default or Event of Default will be deemed to have occurred on the Reversion Date as a result of any actions taken by the ~~Issuers~~Parent or the Restricted Subsidiaries during the Suspension Period.

For purposes of Section 4.06, on the Reversion Date, the unutilized Excess Proceeds amount will be reset to zero.

SECTION 4.16 U.S. Federal Tax Treatment of the U.S. Issuer.

(a)           The U.S. Issuer shall not hold any material assets, become liable for any material obligations or engage in any business activities, provided that it may be a co-obligor or guarantor with respect to the Notes or any other Indebtedness issued by the Parent, the Dutch Issuer or a Subsidiary Guarantor, and may engage in any activities directly related thereto or necessary in connection therewith.

(b)           For so long as any of the Notes remain outstanding, the ~~Issuers~~Parent shall not take any action that is inconsistent with the U.S. Issuer being treated as a disregarded entity of the Parent for U.S. federal income tax purposes.

ARTICLE V

SUCCESSOR COMPANY

SECTION 5.01            When Issuers, the Parent and Subsidiary Guarantors May Merge or Transfer Assets.

(a)           ~~Any~~The Parent and any of the Issuers may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not the Parent, or such Issuer, as applicable, is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(i)            the Parent or such Issuer, as applicable, is the surviving or continuing Person or the Person formed by or surviving or continuing any such consolidation, amalgamation, merger, winding up or conversion (if other than the Parent or one of the Issuers, as applicable) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company or similar entity organized or existing under the laws of Ireland, the United Kingdom, the United States, any state thereof or the District of Columbia, or under the laws of the Netherlands, as applicable (the Parent, such Issuer or such Person, as the case may be, being herein called the “Successor Company”); provided that any Successor Company to the U.S. Issuer shall be organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(ii)           the Successor Company (if other than the Parent or one of the Issuers, as applicable) expressly assumes all the obligations of the Parent or such Issuer, as applicable, under this Indenture pursuant to supplemental indentures or other applicable documents or instruments;

(iii)          immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction) no Default shall have occurred and be continuing;

(iv)          immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable ~~four-quarter~~two half-years period (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(1)      the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.03(a); or

(2)      the Fixed Charge Coverage Ratio for the Parent (or, to the extent applicable, the Successor Company of the Parent) and its Restricted Subsidiaries would be no less than such ratio for the ~~Dutch Issuer~~Parent immediately prior to such transaction;

(v)           if the Parent or an Issuer, as applicable, is not the Successor Company, each Subsidiary Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations under this Indenture and the Notes; and

(vi)          the Successor Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger,

amalgamation or transfer and such supplemental indentures (if any) comply with this Indenture.

The Successor Company (if other than the Parent or an Issuer, as applicable) will succeed to, and be substituted for, the ~~applicable~~Parent or relevant Issuer, as applicable, under this Indenture and the Notes, and in such event such the Parent or relevant Issuer, as applicable, will automatically be released and discharged from its obligations under this Indenture and the Notes.  Notwithstanding the foregoing clauses (iii) and (iv) of this Section 5.01(a), (A) the Parent, any Issuer or any Restricted Subsidiary may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to a Restricted Subsidiary and (B) the Parent and any of the Issuers may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating or reorganizing the Parent or such Issuer ~~in~~, as applicable, in Ireland, the United Kingdom, another state of the United States or the District of Columbia, or under the laws of the Netherlands, as applicable or may convert into a corporation, partnership or limited liability company, so long as the amount of Indebtedness of the ~~Issuer~~Parent and the Restricted Subsidiaries is not increased thereby; provided that any Successor Company to the U.S. Issuer shall only be organized or existing under the laws of the United States, any state thereof or the District of Columbia.  This Section 5.01(a) will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Parent, the Issuers and the Restricted Subsidiaries.

(b)           Subject to the provisions of Section 12.02(b), no Subsidiary Guarantor shall, and the ~~Dutch Issuer~~Parent shall not permit any Subsidiary Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(i)            either (A) such Subsidiary Guarantor is the surviving or continuing Person or the Person formed by or surviving or continuing any such consolidation, amalgamation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a company, corporation, partnership or limited liability company or similar entity organized or existing under the laws of the United Kingdom, the United States, any state thereof, or the District of Columbia, under the laws of any member of the European Union on the Issue Date, Canada or a province thereof, Australia, the Isle of Man, Alderney or the jurisdiction of organization or existence of the Subsidiary Guarantor immediately prior to such consolidation, amalgamation, merger, sale, assignment, transfer, lease, conveyance or other disposition, as applicable (collectively “Permitted Jurisdiction”) (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Subsidiary Guarantor”) and the Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor) expressly assumes all the obligations of such Subsidiary Guarantor under this Indenture and the Notes and the Subsidiary Guarantee, as applicable, pursuant to a supplemental indenture or other applicable documents or instruments, or (B) such sale or disposition or consolidation, amalgamation or merger is not in violation of Section 4.06; and

(ii)           the Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor) shall have delivered or caused to be delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with this Indenture.

Except as otherwise provided in this Indenture, the Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor) will succeed to, and be substituted for, such Subsidiary Guarantor under this Indenture, the Notes and the Subsidiary Guarantee, as applicable, and such Subsidiary Guarantor will automatically be released and discharged from its obligations under this Indenture, the Notes and its Subsidiary Guarantee.  Notwithstanding the foregoing, (1) a Subsidiary Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating or reorganizing such Subsidiary Guarantor in a Permitted Jurisdiction or may convert into a limited liability company, corporation, partnership or similar entity organized or existing under the laws of any Permitted Jurisdiction so long as the amount of Indebtedness of such Subsidiary Guarantor is not increased thereby and (2) a Subsidiary Guarantor may merge, amalgamate or consolidate with the Parent, any of the Issuers or any Restricted Subsidiary.

In addition, notwithstanding the foregoing, a Subsidiary Guarantor may consolidate, amalgamate or merge with or into or wind up into, liquidate, dissolve, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets to the Parent, the Issuers or any Restricted Subsidiary.

ARTICLE VI

DEFAULTS AND REMEDIES

SECTION 6.01            Events of Default.  An “Event of Default” occurs with respect to Notes if:

(a)           there is a default in any payment of interest on any Note when due and payable, and such default continues for a period of 30 days,

(b)           there is a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(c)           there is a failure by any of the Issuers or the Parent for 120 days after receipt of written notice given by the Trustee or the holders of not less than 30% in aggregate principal amount of the Notes then outstanding (with a copy to the Trustee) to comply with any of its obligations, covenants or agreements in Section 4.02,

(d)           there is a failure by any of the ~~Issuers~~Parent or any Restricted Subsidiary for 60 days after written notice given by the Trustee or the holders of not less than 30% in aggregate principal amount of the Notes then outstanding (with a copy to the Trustee) to comply with its other obligations, covenants or agreements (other than a default referred to in clauses (a), (b) and (c) above) contained in the Notes or this Indenture,

(e)           there is a failure by any of the ~~Issuers~~Parent or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay any Indebtedness for borrowed money (other than Indebtedness owing to the ~~Issuers~~Parent or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $100 million or its foreign currency equivalent,

(f)            any of the Parent, the Issuers or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) pursuant to or within the meaning of any Bankruptcy Law:

(i)            commences a voluntary case;

(ii)           consents to the entry of an order for relief against it in an involuntary case;

(iii)          consents to the appointment of a Custodian of it or for any substantial part of its property; or

(iv)          makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency,

(g)           a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)            is for relief against the Parent, an Issuer or any Significant Subsidiary in an involuntary case;

(ii)           appoints a Custodian of the Parent, an Issuer or any Significant Subsidiary or for any substantial part of its property; or

(iii)          orders the winding up or liquidation of the Parent, an Issuer or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days,

(h)           there is a failure by ~~any of~~ the ~~Issuers~~Parent or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $100 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (or which judgments have not been bonded pending appeal within 60 days from the entry thereof), or

(i)            the ~~Subsidiary~~ Guarantee of the Parent or a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) with respect to the Notes ceases to be in full force and effect (except as contemplated by the terms thereof) or any of the Parent, the Issuers or any Subsidiary Guarantor that qualifies as a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) denies or disaffirms its obligations under this Indenture or any ~~Subsidiary~~ Guarantee with respect to the Notes (except as contemplated by the terms thereof) and such Default continues for 10 days.

The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (c) or (d) above shall not constitute an Event of Default until the Trustee notifies the ~~Dutch Issuer~~Parent or the holders of at least 30% in aggregate principal amount of outstanding Notes notify the ~~Dutch Issuer~~Parent, with a copy to the Trustee, of the default and the ~~Issuers do~~Parent does not cure such default within the time specified in clauses (c) or (d) above after receipt of such notice.  Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”  The ~~Dutch Issuer~~Parent shall deliver to the Trustee, within five Business Days after the occurrence thereof, written notice in the form of an Officer’s Certificate of any event which is, or with the giving of notice or the lapse of time or both would become, an Event of Default, its status and what action the ~~Issuers are~~Parent is taking or propose to take with respect thereto.

The term “Bankruptcy Law” means the Bankruptcy Code, or any similar Federal or state law for the relief of debtors.  The term “Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

SECTION 6.02            Acceleration.  If an Event of Default (other than an Event of Default specified in Section 6.01(f) or (g) with respect to the Parent or any of the Issuers) occurs and is continuing, the Trustee by notice to the ~~Dutch Issuer~~Parent or the holders of at least 30% in aggregate principal amount of outstanding Notes by notice to the ~~Dutch Issuer~~Parent (with a copy to the Trustee) may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable.  Upon such a declaration, such principal and interest shall be due and payable immediately.  If an Event of Default specified in Section 6.01(f) or (g) with respect to the Parent or any of the Issuers occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders.  Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in Section 6.01(e), such Event of Default and all consequences thereof (excluding, however, any resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the ~~Dutch Issuer~~Parent delivers an Officer’s Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

SECTION 6.03            Other Remedies.  If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy at law or in equity to collect the payment of principal of or interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding.  A delay or omission by the Trustee or any holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.  No remedy is exclusive of any other remedy.  To the extent required by law, all available remedies are cumulative.

SECTION 6.04            Waiver of Past Defaults.  Provided the Notes are not then due and payable by reason of a declaration of acceleration, the holders of a majority in principal amount of the Notes then outstanding by written notice to the Trustee may waive an existing Default and its consequences except (a) a Default in the payment of the principal of or interest on a Note, (b) a Default arising from the failure to redeem or purchase any Note when required pursuant to the terms of this Indenture or (c) a Default in respect of a provision that under Section 9.02 cannot be amended without the consent of each holder affected.  When a Default is waived, it is deemed cured and the Issuers, the Guarantors, the Trustee and the holders will be restored to their former positions and rights under this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

SECTION 6.05            Control by Majority.  The holders of a majority in principal amount of outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee.  However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or, if the Trustee, being advised by counsel, determines that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith shall determine that the action or proceeding so directed would involve the Trustee in personal liability or expense for which it is not adequately indemnified, or subject to Section 7.01, that the Trustee determines is unduly prejudicial to the rights of any other holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such holders) or that would involve the Trustee in personal liability.  Prior to taking any action under this Indenture, the Trustee shall be entitled to indemnification satisfactory to it against all losses and expenses caused by taking or not taking such action.

SECTION 6.06            Limitation on Suits.

(a)           Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to this Indenture or the Notes unless:

(i)            such holder has previously given the Trustee written notice that an Event of Default is continuing,

(ii)           holders of at least 30% in aggregate principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy,

(iii)          such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(iv)          the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(v)           the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such written request within such 60-day period.

(b)           A holder may not use this Indenture to prejudice the rights of another holder or to obtain a preference or priority over another holder.

SECTION 6.07            Contractual Rights of the Holders to Receive Payment.  Notwithstanding any other provision of this Indenture, the contractual right of any holder to receive payment of principal of and interest on the Note held by such holder, on or after the respective due dates thereof, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such holder.

SECTION 6.08            Collection Suit by Trustee.  If an Event of Default specified in Section 6.01(a) or (b) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuers or any other obligor on the Notes for the whole amount then due and owing (together with interest on overdue principal and (to the extent lawful) on any unpaid interest at the rate provided for in the Notes) and the amounts provided for in Section 7.07.

SECTION 6.09            Trustee May File Proofs of Claim.  The Trustee may file such proofs of claim, statements of interest and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation, expenses disbursements and advances of the Trustee (including counsel, accountants, experts or such other professionals as the Trustee deems necessary, advisable or appropriate)) and the holders allowed in any judicial proceedings relative to the Issuers, the ~~Subsidiary~~ Guarantors, their creditors or their property, shall be entitled to participate as a member, voting or otherwise, of any official committee of creditors appointed in such matters and, unless prohibited by law or applicable regulations, may vote on behalf of the holders in any election of a trustee in bankruptcy or other Person performing similar functions, and any

Custodian in any such judicial proceeding is hereby authorized by each holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 7.07.  Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any holder, or to authorize the Trustee to vote in respect of the claim of any holder in any such proceeding.

SECTION 6.10            Priorities.  Any money or property collected by the Trustee pursuant to this Article VI and any other money or property distributable in respect of the Issuers’ or any ~~Subsidiary~~ Guarantor’s obligations under this Indenture after an Event of Default shall be applied in the following order:

FIRST:  to the Trustee, its agents and attorneys for amounts due hereunder;

SECOND:  to the holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal and interest, respectively; and

THIRD:  to the Issuers or, to the extent the Trustee collects any amount for any ~~Subsidiary~~ Guarantor, to such ~~Subsidiary~~ Guarantor.

The Trustee may fix a record date and payment date for any payment to the holders pursuant to this Section 6.10.  At least 15 days before such record date, the Trustee shall mail to each holder and the ~~Issuers~~Parent a notice that states the record date, the payment date and the amount to be paid.

SECTION 6.11            Undertaking for Costs.  In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant.  This Article VI does not apply to a suit by the Trustee, a suit by a holder pursuant to Section 6.07 or a suit by holders of more than 10% in principal amount of the Notes.

SECTION 6.12            Waiver of Stay or Extension Laws.  Neither the Issuers nor any ~~Subsidiary~~ Guarantor (to the extent it may lawfully do so) shall at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuers and the ~~Subsidiary~~ Guarantors (to the extent that they may lawfully do so) hereby expressly waive all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE VII

TRUSTEE

SECTION 7.01            Duties of Trustee.

(a)           The Trustee, prior to the occurrence of an Event of Default with respect to the Notes and after the curing or waiving of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture.  If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b)           Except during the continuance of an Event of Default:

(i)            the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee (it being agreed that the permissive right of the Trustee to do things enumerated in this Indenture shall not be construed as a duty); and

(ii)           in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture.  The Trustee shall be under no duty to make any investigation as to any statement contained in any such instance, but may accept the same as conclusive evidence of the truth and accuracy of such statement or the correctness of such opinions.  However, in the case of certificates or opinions required by any provision hereof to be provided to it, the Trustee shall examine the form of certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c)           The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(i)            this paragraph does not limit the effect of paragraph (b) of this Section;

(ii)           the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts;

(iii)          the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05; and

(iv)          no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

(d)           Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section 7.01.

(e)           The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Parent and the Issuers.

(f)            Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g)           Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.01.

SECTION 7.02            Rights of Trustee.

(a)           The Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper person.  The Trustee need not investigate any fact or matter stated in the document.

(b)           Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both.  The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Officer’s Certificate or Opinion of Counsel.

(c)           The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)           The Trustee shall not be responsible or liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided, however, that the Trustee’s conduct does not constitute willful misconduct or negligence.

(e)           The Trustee may consult with counsel of its own selection and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Notes shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f)            The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture, note or other paper or document unless requested in writing to do so by the holders of not less than a majority in principal amount of the Notes at the time outstanding and indemnified in accordance with Section 6.05, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine (or is requested in writing by the holders as set forth above) to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Parent and the Issuers, personally or by agent or attorney, at the expense of the Issuers and shall Incur no liability of any kind by reason of such inquiry or investigation.

(g)           The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the holders pursuant to this Indenture, unless such holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be Incurred by it in compliance with such request or direction.

(h)           The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.

(i)            The Trustee shall not be responsible or liable for any action taken or omitted by it in good faith at the direction of the holders of not less than a majority in principal amount of the Notes as to the time, method and place of conducting any proceedings for any remedy available to the Trustee or the exercising of any power conferred by this Indenture.

(j)            Any action taken, or omitted to be taken, by the Trustee in good faith pursuant to this Indenture upon the request or authority or consent of any person who, at the time of making such request or giving such authority or consent, is the holder of any Note shall be conclusive and binding upon future holders of Notes and upon Notes executed and delivered in exchange therefor or in place thereof.

(k)           The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Trust Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a Default is received by the Trustee at the Corporate Trust Office of the Trustee from any of the Issuers, any ~~Subsidiary~~ Guarantor or any holder, and such notice references the Notes and this Indenture.

(l)            The Trustee may request that the ~~Dutch Issuer~~Parent delivers an Officer’s Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any Person authorized to sign an Officer’s Certificate, including any Person specified as so authorized in any such certificate previously delivered and not superseded.

(m)          The Trustee shall not be responsible or liable for punitive, special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of actions.

(n)           The Trustee shall not be required to give any bond or surety in respect of the execution of the trusts and powers under this Indenture.

(o)           The Trustee shall not be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; riots; interruptions; loss or malfunction of utilities, computer (hardware or software) or communication services; accidents; labor disputes; and acts of civil or military authorities and governmental action.

(p)           Any discretion, permissive right or privilege of the Trustee to take the actions permitted by this Indenture shall not be construed as an obligation to do so.

SECTION 7.03            Individual Rights of Trustee.  The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuers or their Affiliates with the same rights it would have if it were not Trustee.  Any Paying Agent or Registrar may do the same with like rights.  However, the Trustee must comply with Sections 7.10 and 7.11.

SECTION 7.04            Trustee’s Disclaimer.  The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture, the ~~Subsidiary~~ Guarantees or the Notes, it shall not be accountable for the Issuers’ use of the proceeds from the Notes, and it shall not be responsible for any statement of the Issuers or any ~~Subsidiary~~ Guarantor in this Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the Trustee’s certificate of authentication.  The Trustee shall not be charged with knowledge of any Default or Event of Default under Sections 6.01(c), (d), (e), (f), (g), (h) or (i), or of the identity of any Significant Subsidiary, unless either (a) a Trust Officer of the Trustee shall have actual knowledge thereof or (b) the Trustee shall have received written notice thereof in accordance with Section 13.02 hereof from any of the Issuers, any ~~Subsidiary~~ Guarantor or any holder.  In accepting the trust hereby created, the Trustee acts solely as Trustee under this Indenture and not in its individual capacity and all persons, including without limitation the holders of Notes and the Issuers having any claim against the Trustee arising from this Indenture shall look only to the funds and accounts held by the Trustee hereunder for payment except as otherwise provided herein.

SECTION 7.05            Notice of Default.  If a Default occurs and is continuing and is actually known to a Trust Officer of the Trustee, the Trustee shall mail, or deliver electronically if held by the Depository, to each holder of the Notes notice of the Default within the later of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee.  Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the noteholders.  The ~~Dutch Issuer~~Parent is required to deliver to the Trustee, annually, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year.  The ~~Dutch Issuer~~Parent also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the ~~Issuers are~~Parent is taking or propose to take in respect thereof.

SECTION 7.06            [Intentionally Omitted].

SECTION 7.07            Compensation and Indemnity.  The Issuers shall pay to the Trustee from time to time compensation for the Trustee’s acceptance of this Indenture and its services hereunder.  The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust.  The Issuers shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses Incurred or made by it, including costs of collection, in addition to the compensation for its services.  Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Trustee’s agents, counsel, accountants and experts.  The Issuers and the ~~Subsidiary~~ Guarantors, jointly and severally, shall indemnify the Trustee or any predecessor Trustee and their directors, officers, employees and agents against any and all loss, liability, claim, damage or expense (including reasonable attorneys’ fees and expenses and including taxes (other than taxes based upon, measured by or determined by the income of the Trustee)) incurred by or in connection with the acceptance or administration of this trust and the performance of its duties hereunder, including the costs and expenses of enforcing this Indenture or ~~Subsidiary~~a Guarantee against any of the Issuers or any ~~Subsidiary~~ Guarantor (including this Section 7.07) and defending itself against or investigating any claim (whether asserted by any of the Issuers, any ~~Subsidiary~~ Guarantor, any holder or any other Person).  The obligation to pay such amounts shall survive the payment in full or defeasance of the Notes or the removal or resignation of the Trustee.  The Trustee shall notify the Issuers of any claim for which it may seek indemnity promptly upon obtaining actual knowledge thereof; provided, however, that any failure so to notify the Issuers shall not relieve any of the Issuers or any ~~Subsidiary~~ Guarantor of its indemnity obligations hereunder.  The Issuers shall defend the claim and the indemnified party shall provide reasonable cooperation at the Issuers’ expense in the defense.  Such indemnified parties may have separate counsel and the Issuers and such ~~Subsidiary~~ Guarantor, as applicable, shall pay the fees and expenses of such counsel; provided, however, that the Issuers shall not be required to pay such fees and expenses if it assumes such indemnified parties’ defense and, in such indemnified parties’ reasonable judgment, there is no actual or potential conflict of interest between the Issuers and the ~~Subsidiary~~ Guarantors, as applicable, and such parties in connection with such defense.  The Issuers need not reimburse any expense or indemnify against any loss, liability or expense Incurred by an indemnified party through such party’s own willful misconduct, negligence or bad faith (as determined by a court of competent jurisdiction in a final, non-appealable order).

To secure the Issuers’ and the ~~Subsidiary~~ Guarantors’ payment obligations in this Section 7.07, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of and interest on particular Notes.

The Issuers’ and the ~~Subsidiary~~ Guarantors’ payment obligations pursuant to this Section 7.07 shall survive the satisfaction or discharge of this Indenture, any rejection or termination of this Indenture under any bankruptcy law or the resignation or removal of the Trustee.  Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee incurs expenses after the occurrence of a Default specified in Section 6.01(f) or (g) with respect to the Parent or any of the Issuers, the expenses (including the fees, expenses and disbursements of the Trustee’s agents and counsel) are intended to constitute expenses of administration under the Bankruptcy Law.

No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if repayment of such funds or adequate indemnity against such risk or liability is not assured to its satisfaction.

SECTION 7.08            Replacement of Trustee.

(a)           The Trustee may resign at any time by so notifying the Issuers.  The holders of a majority in principal amount of the Notes may remove the Trustee by so notifying the Trustee upon 30 days advance written notice and may appoint a successor Trustee.  The Issuers shall remove the Trustee if:

(i)            the Trustee fails to comply with Section 7.10;

(ii)           the Trustee is adjudged bankrupt or insolvent;

(iii)          a receiver or other public officer takes charge of the Trustee or its property; or

(iv)          the Trustee otherwise becomes incapable of acting.

(b)           If the Trustee resigns, is removed by the Issuers or by the holders of a majority in principal amount of the Notes and such holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Issuers shall promptly appoint a successor Trustee.

(c)           A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuers.  Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture.  The successor Trustee shall mail (or otherwise deliver in accordance with the procedures of the Depository) a notice of its succession to the holders.  The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the Lien provided for in Section 7.07.

(d)           If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee or the holders of 10% in principal amount of the Notes may petition at the expense of the Issuers any court of competent jurisdiction for the appointment of a successor Trustee.

(e)           If the Trustee fails to comply with Section 7.10, unless the Trustee’s duty to resign is stayed as provided in Section 310(b) of the TIA, any holder who has been a bona fide holder of a Note for at least six months may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f)            Notwithstanding the replacement of the Trustee pursuant to this Section, the Issuers’ obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

SECTION 7.09            Successor Trustee by Merger.  If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation or banking association without any further act shall be the successor Trustee.

In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have.

SECTION 7.10            Eligibility; Disqualification.  The Trustee shall at all times satisfy the requirements of Section 310(a) of the TIA.  The Trustee shall have a combined capital and surplus of at least $100 million as set forth in its most recent published annual report of condition.  The Trustee shall comply with Section 310(b) of the TIA, subject to its right to apply for a stay of its duty to resign under the penultimate paragraph of Section 310(b) of the TIA; provided, however, that there shall be excluded from the operation of Section 310(b)(1) of the TIA any series of securities issued under this Indenture and any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Issuers are outstanding if the requirements for such exclusion set forth in Section 310(b)(1) of the TIA are met.

SECTION 7.11            Preferential Collection of Claims Against the Issuer.  The Trustee shall comply with Section 311(a) of the TIA, excluding any creditor relationship listed in Section 311(b) of the TIA.  A Trustee who has resigned or been removed shall be subject to Section 311(a) of the TIA to the extent indicated.

ARTICLE VIII

DISCHARGE OF INDENTURE; DEFEASANCE

SECTION 8.01            Discharge of Liability on Notes; Defeasance.

(a)           This Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights, indemnities and immunities of the Trustee and rights of registration or transfer or exchange of Notes, as expressly provided for in this Indenture) as to all outstanding Notes when:

(i)            either (A) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (B) all of the Notes not delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their stated maturity within one year or (3) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit (in the case of Notes that have become due and payable) or to the date of maturity or redemption, as applicable, together with irrevocable written instructions from the Dutch Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of this Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of the redemption only required to be deposited with the Trustee on or prior to the date of the redemption;

(ii)           the Issuers and/or the ~~Subsidiary~~ Guarantors have paid all other sums due and payable under this Indenture; and

(iii)          the Dutch Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under this Indenture relating to the satisfaction and discharge of this Indenture have been complied with.

(b)           Subject to Sections 8.01(c) and 8.02, the Issuers at any time may terminate (i) all of their obligations under the Notes and this Indenture with respect to the holders of the Notes (“legal defeasance option”), and (ii) their obligations under Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.11, 4.12 and 4.15 and the operation of Section 5.01 for the benefit of the holders of the Notes, and Sections 6.01(c), 6.01(e), 6.01(f), 6.01(g) (in the case of Sections 6.01(f) and 6.01(g) with respect to Significant Subsidiaries only), 6.01(h) and 6.01(i) (“covenant defeasance option”).  The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option.  In the event that an Issuer terminates all of its obligations under the Notes and this Indenture (with respect to such Notes) by exercising its legal defeasance option or its covenant defeasance option, the obligations of each ~~Subsidiary~~ Guarantor with respect to its ~~Subsidiary~~ Guarantee shall be terminated simultaneously with the termination of such obligations.

If the Issuers exercise their legal defeasance option, payment of the Notes so defeased may not be accelerated because of an Event of Default.  If the Issuers exercise their covenant defeasance option, payment of the Notes so defeased may not be accelerated because of an Event of Default specified in Sections 6.01(c), 6.01(d), 6.01(e), 6.01(f), 6.01(g) (in the case of Sections 6.01(f) and (g), with respect to Significant Subsidiaries only), 6.01(h) or 6.01(i) or because of the failure of the Issuers to comply with Section 5.01(a)(iv).

Upon satisfaction of the conditions set forth herein and upon request of the Issuers, the Trustee shall acknowledge in writing the discharge of those obligations that the Issuers terminated.

SECTION 8.02            Conditions to Defeasance.

(a)           Notwithstanding clauses (a) and (b) above, the Issuers’ obligations in Sections 2.04, 2.05, 2.06, 2.07, 2.08 and 2.09 and Article VII, including, without limitation, Sections 7.07 and 7.08 and in this Article VIII and the rights, indemnities and immunities of the Trustee under this Indenture shall survive until the Notes have been paid in full.  Thereafter, the Issuers’ obligations in Sections 7.07, 7.08, 8.05 and 8.06 and the rights, indemnities and immunities of the Trustee under this Indenture shall survive such satisfaction and discharge.

(b)           The Issuers may exercise their legal defeasance option or their covenant defeasance option only if:

(i)            the Issuers irrevocably deposit in trust with the Trustee cash in U.S. dollars, U.S. Government Obligations or a combination thereof in an amount that is sufficient to pay the principal of and premium (if any) and interest on the Notes when due at maturity or redemption, as the case may be;

(ii)           the Issuers deliver to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal, premium, if any, and interest when due on all the Notes to maturity or redemption, as the case may be;

(iii)          no Default specified in Section 6.01(f) or (g) with respect to any of the Issuers shall have occurred or is continuing on the date of such deposit;

(iv)          the deposit does not constitute a default under any other material agreement or instrument binding on the Issuers;

(v)           in the case of the legal defeasance option, the Issuers shall have delivered to the Trustee an Opinion of Counsel stating that (1) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling, or (2) since the date of this Indenture there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the beneficial owners of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of this Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of the redemption only required to be deposited with the Trustee on or prior to the date of the redemption.  Notwithstanding the foregoing, the Opinion of Counsel required by the immediately preceding sentence with respect to a legal defeasance need not be delivered if all of the Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers;

(vi)          such exercise does not impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(vii)         in the case of the covenant defeasance option, the Issuers shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; and

(viii)        the Issuers deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes to be so defeased and discharged as contemplated by this Article VIII have been complied with.

(c)           Before or after a deposit, the Issuers may make arrangements satisfactory to the Trustee for the redemption of such Notes at a future date in accordance with Article III.

SECTION 8.03            Application of Trust Money.  The Trustee shall hold in trust money or U.S. Government Obligations (including proceeds thereof) deposited with it pursuant to this Article VIII.  The Trustee shall apply the deposited money and the money from U.S. Government Obligations through each Paying Agent and in accordance with this Indenture to the payment of principal of and interest on the Notes so discharged or defeased.

SECTION 8.04            Repayment to ~~Issuer~~the Issuers.  Each of the Trustee and each Paying Agent shall promptly turn over to the Issuers upon request any money or U.S. Government Obligations held by it as provided in this Article VIII that, in the written opinion of a nationally recognized firm of independent public accountants delivered to the Trustee (which delivery shall only be required if U.S. Government Obligations have been so deposited), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent discharge or defeasance in accordance with this Article VIII.

Subject to any applicable abandoned property law, the Trustee and each Paying Agent shall pay to the Issuers upon written request any money held by them for the payment of principal or interest that remains unclaimed for two years, and, thereafter, holders entitled to the money must look to the Issuer for payment as general creditors, and the Trustee and each Paying Agent shall have no further liability with respect to such monies.

SECTION 8.05            Indemnity for U.S. Government Obligations.  The Issuers shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited U.S. Government Obligations or the principal and interest received on such U.S. Government Obligations.

SECTION 8.06            Reinstatement.  If the Trustee or any Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with this Article VIII by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuers’ obligations under this Indenture and the Notes so discharged or defeased shall be revived and reinstated as though no deposit had occurred pursuant to this Article VIII until such time as the Trustee or any Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with this Article VIII; provided, however, that, if the Issuers have made any payment of principal of, or interest on, any such Notes because of the reinstatement of its obligations, the Issuers shall be subrogated to the rights of the holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or any Paying Agent.

ARTICLE IX

AMENDMENTS AND WAIVERS

SECTION 9.01            Without Consent of the Holders.

(a)           The Parent, the Issuers and the Trustee may amend this Indenture, the Notes, the ~~Subsidiary~~ Guarantees and/or the Escrow Agreement without notice to or the consent of any holder:

(i)            to cure any ambiguity, omission, mistake, defect or inconsistency;

(ii)           to provide for the assumption by a Successor Company (with respect to the Parent or the Issuers, as applicable) of the obligations of the Parent or the Issuers, as applicable, under this Indenture and the Notes and, in relation to the Parent, its Guarantee;

(iii)          to provide for the assumption by a Successor Subsidiary Guarantor (with respect to any Subsidiary Guarantor), as the case may be, of the obligations of a Subsidiary Guarantor under this Indenture, the Notes and its Subsidiary Guarantee;

(iv)          to provide for uncertificated Notes in addition to or in place of certificated Notes; provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code;

(v)           to conform the text of this Indenture, the Notes or the ~~Subsidiary~~ Guarantees to any provision of the “Description of Notes” in the Offering

Memorandum to the extent that such provision in this Indenture, the Notes or the ~~Subsidiary~~ Guarantees was intended by the Issuers to be a verbatim recitation of a provision in the “Description of Notes” in the Offering Memorandum, as stated in an Officer’s Certificate;

(vi)          to add a Subsidiary Guarantee or collateral with respect to the Notes;

(vii)         to secure the Notes and/or the related ~~Subsidiary~~ Guarantees and to add provisions regarding the release of collateral;

(viii)        to add to the covenants of the Issuers for the benefit of the holders or to surrender any right or power herein conferred upon the Issuers or any Restricted Subsidiary;

(ix)          to comply with any requirement of the SEC in connection with qualifying or maintaining the qualification of, this Indenture under the TIA (if the Issuers elect to qualify this Indenture under the TIA);

(x)           to make any change that would provide any additional rights or benefits to the holders or that does not adversely affect the rights of any holder in any material respect (as determined in good faith by the ~~Dutch Issuer~~Parent);

(xi)          to effect any provision of this Indenture;

(xii)         to make changes to provide for the issuance of Additional Notes, which shall have terms substantially identical in all material respects to the Initial Notes, and which shall be treated, together with any outstanding Initial Notes, as a single issue of securities; or

(xiii)        to add provisions to this Indenture and a new form of note to permit the issuance by the Parent, the Issuers or a Subsidiary of escrow notes under this Indenture, which may have different terms than other notes issued under this Indenture so long as the proceeds of such notes remain in escrow (including, but not limited to, separate collateral, different or no guarantees and special mandatory redemption provisions).

(b)           After an amendment under this Section 9.01 becomes effective, the Dutch Issuer shall mail, or otherwise deliver in accordance with the procedures of the Depository, to the holders a notice briefly describing such amendment.  The failure to give such notice to all holders, or any defect therein, shall not impair or affect the validity of an amendment under this Section 9.01.

SECTION 9.02            With Consent of the Holders.  The Parent, the Issuers and the Trustee may amend this Indenture, the Notes, the ~~Subsidiary~~ Guarantees and the Escrow Agreement with the consent of the Issuers and the holders of at least a majority in principal amount of the Notes then outstanding voting as a single class and any past default or compliance with any provisions hereof may be waived with the consent of the holders of at least a majority in principal amount of the Notes then outstanding voting as a single class (in each case, including consents obtained in connection with a tender offer or exchange for the Notes).  However, without the consent of each holder of an outstanding Note affected, an amendment may not:

(1)           reduce the amount of Notes whose holders must consent to an amendment,

(2)           reduce the rate of or extend the time for payment of interest on any Note,

(3)           reduce the principal of or change the Stated Maturity of any Note,

(4)           reduce the premium payable upon the redemption of any Note or change the dates on which any such premium is payable upon redemption pursuant to Article III,

(5)           make any Note payable in money other than that stated in such Note,

(6)           expressly subordinate the Notes or any ~~Subsidiary~~ Guarantee to any other Indebtedness of the Issuers or any ~~Subsidiary~~ Guarantor,

(7)           impair the contractual right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Note on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Note,

(8)           make any change in the amendment provisions or in the waiver provisions which require each holder’s consent, or

(9)           make any change with respect to the Issuers’ obligations to redeem the Notes through a Special Mandatory Redemption that would materially adversely affect the holders of the Notes.

It shall not be necessary for the consent of the holders under this Section 9.02 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance thereof.

After an amendment under this Section 9.02 becomes effective, the Dutch Issuer shall mail, or otherwise deliver in accordance with the procedures of the Depository, to the holders a notice briefly describing such amendment.  The failure to give such notice to all holders, or any defect therein, shall not impair or affect the validity of an amendment under this Section 9.02.

SECTION 9.03            Revocation and Effect of Consents and Waivers.

(a)           A consent to an amendment or a waiver by a holder of a Note shall bind the holder and every subsequent holder of that Note or portion of the Note that evidences the same debt as the consenting holder’s Note, even if notation of the consent or waiver is not made on the Note.  However, any such holder or subsequent holder may revoke the consent or waiver as to such holder’s Note or portion of the Note if the Trustee receives the notice of revocation before the date on which the Trustee receives an Officer’s Certificate from the Dutch Issuer certifying that the requisite principal amount of Notes have consented.  After an amendment or waiver becomes effective, it shall bind every holder.  An amendment or waiver becomes effective upon the (i) receipt by the Dutch Issuer or the Trustee of consents by the holders of the requisite principal amount of securities, (ii) satisfaction of conditions to effectiveness as set forth in this Indenture and any indenture supplemental hereto containing such amendment or waiver and (iii) execution of such amendment or waiver (or supplemental indenture) by the Parent, Issuers, the Subsidiary Guarantors and the Trustee.

(b)           The Dutch Issuer may, but shall not be obligated to, fix a record date for the purpose of determining the holders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture.  If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be holders after such record date.  No such consent shall be valid or effective for more than 120 days after such record date.

SECTION 9.04            Notation on or Exchange of Notes.  If an amendment, supplement or waiver changes the terms of a Note, the Dutch Issuer may require the holder of the Note to deliver it to the Trustee.  The Trustee may place an appropriate notation on the Note regarding the changed terms and return it to the holder.  Alternatively, if the Dutch Issuer or the Trustee so determine, the Issuers in exchange for the Note shall issue and, upon written order of the Dutch Issuer signed by an Officer, the Trustee shall authenticate a new Note that reflects the changed terms.  Failure to make the appropriate notation or to issue a new Note shall not affect the validity of such amendment, supplement or waiver.

SECTION 9.05            Trustee to Sign Amendments.  The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article IX if the amendment does not adversely affect the rights, duties, liabilities or immunities of the Trustee.  If it does, the Trustee may but need not sign it.  In signing such amendment, the Trustee shall be entitled to receive indemnity satisfactory to it and shall be provided with, and (subject to Section 7.01) shall be fully protected in relying upon, (i) an Officer’s Certificate, (ii) an Opinion of Counsel stating that such amendment, supplement or waiver is authorized or permitted by this Indenture and that such amendment, supplement or waiver is the legal, valid and binding obligation of the Parent and the Issuers, enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof, (iii) a copy of the resolution of the Board of Directors, certified by the Secretary or Assistant Secretary of each of the Parent and the Issuers, authorizing the execution of such amendment, supplement or waiver and (iv) if such amendment, supplement or waiver is executed pursuant to Section 9.02, evidence reasonably satisfactory to the Trustee of the consent of the holders required to consent thereto.

SECTION 9.06            Additional Voting Terms; Calculation of Principal Amount.  All Notes issued under this Indenture shall vote and consent together on all matters (as to which any of such Notes may vote) as one class and no Notes will have the right to vote or consent as a separate class on any matter.  Determinations as to whether holders of the requisite aggregate principal amount of Notes have concurred in any direction, waiver or consent shall be made in accordance with this Article IX and Section 2.13.

ARTICLE X

[Intentionally Omitted]

ARTICLE XI

[Intentionally Omitted]

ARTICLE XII

GUARANTEE

SECTION 12.01          ~~Subsidiary~~ Guarantee.

(a)           Each ~~Subsidiary~~ Guarantor hereby jointly and severally, irrevocably and unconditionally guarantees, on a senior unsecured basis, as a primary obligor and not merely as a surety, to each holder and to the Trustee and its successors and assigns (i) the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under this Indenture and the Notes, whether for payment of principal of, premium, if any, or interest on the Notes and all other monetary obligations of the Issuers under this Indenture and the Notes and (ii) the full and punctual performance within applicable grace periods of all other obligations of the Issuers whether for fees, expenses, indemnification or otherwise under this Indenture and the Notes (all the foregoing being hereinafter collectively called the “Guaranteed Obligations”).  Each ~~Subsidiary~~ Guarantor further agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from any ~~Subsidiary~~ Guarantor, and that each ~~Subsidiary~~ Guarantor shall remain bound under this Article XII notwithstanding any extension or renewal of any Guaranteed Obligation.

(b)           Each ~~Subsidiary~~ Guarantor waives presentation to, demand of payment from and protest to the Issuers of any of the Guaranteed Obligations and also waives notice of protest for nonpayment.  Each ~~Subsidiary~~ Guarantor waives notice of any default under the Notes or the Guaranteed Obligations.  The obligations of each ~~Subsidiary~~ Guarantor hereunder shall not be affected by (i) the failure of any holder or the Trustee to assert any claim or demand or to enforce any right or remedy against the Issuers or any other Person under this Indenture, the Notes or any other agreement or otherwise; (ii) any extension or renewal of this Indenture, the Notes or any other agreement; (iii) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Notes or any other agreement; (iv) the release of any security held by any holder or the Trustee for the Guaranteed Obligations or each ~~Subsidiary~~ Guarantor; (v) the failure of any holder or Trustee to exercise any right or remedy against any other guarantor of the Guaranteed Obligations; or (vi) any change in the ownership of each ~~Subsidiary~~ Guarantor, except as provided in Section 12.02(b) or Section 12.02(c).  Each ~~Subsidiary~~ Guarantor hereby waives any right to which it may be entitled to have its obligations hereunder divided among the ~~Subsidiary~~ Guarantors, such that such ~~Subsidiary~~ Guarantor’s obligations would be less than the full amount claimed.

(c)           Each ~~Subsidiary~~ Guarantor hereby waives any right to which it may be entitled to have the assets of the Issuers first be used and depleted as payment of the Issuers’ or such ~~Subsidiary~~ Guarantor’s obligations hereunder prior to any amounts being claimed from or paid by such ~~Subsidiary~~ Guarantor hereunder.  Each ~~Subsidiary~~ Guarantor hereby waives any right to which it may be entitled to require that any of the Issuers be sued prior to an action being initiated against such ~~Subsidiary~~ Guarantor.

(d)           Each ~~Subsidiary~~ Guarantor further agrees that its ~~Subsidiary~~ Guarantee herein constitutes a guarantee of payment, performance and compliance when due (and not a guarantee of collection) and waives any right to require that any resort be had by any holder or the Trustee to any security held for payment of the Guaranteed Obligations.

(e)           The ~~Subsidiary~~ Guarantee of each ~~Subsidiary~~ Guarantor is, to the extent and in the manner set forth in Article XII, equal in right of payment to all existing and future Pari Passu Indebtedness, senior in right of payment to all existing and future Subordinated Indebtedness of such ~~Subsidiary~~ Guarantor.

(f)            Except as expressly set forth in Sections 8.01(b), 12.02 and 12.06, the obligations of each ~~Subsidiary~~ Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise.  Without limiting the generality of the foregoing, the obligations of each ~~Subsidiary~~ Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any holder or the Trustee to assert any claim or demand or to enforce any remedy under this Indenture, the Notes or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of any ~~Subsidiary~~ Guarantor or would otherwise operate as a discharge of any ~~Subsidiary~~ Guarantor as a matter of law or equity.

(g)           Each ~~Subsidiary~~ Guarantor agrees that its ~~Subsidiary~~ Guarantee shall remain in full force and effect until payment in full of all the Guaranteed Obligations.  Each ~~Subsidiary~~ Guarantor further agrees that its ~~Subsidiary~~ Guarantee herein shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any Guaranteed Obligation is rescinded or must otherwise be restored by any holder or the Trustee upon the bankruptcy or reorganization of any of the Issuers or otherwise.

(h)           In furtherance of the foregoing and not in limitation of any other right which any holder or the Trustee has at law or in equity against any ~~Subsidiary~~ Guarantor by virtue hereof, upon the failure of the Issuers to pay the principal of or interest on any Guaranteed Obligation when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, or to perform or comply with any other Guaranteed Obligation, each ~~Subsidiary~~ Guarantor hereby promises to and shall, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the holders or the Trustee an amount equal to the sum of (i) the unpaid principal amount of such Guaranteed Obligations, (ii) accrued and unpaid interest on such Guaranteed Obligations (but only to the extent not prohibited by applicable law) and (iii) all other monetary obligations of the Issuers to the holders and the Trustee.

(i)            Each ~~Subsidiary~~ Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the holders in respect of any Guaranteed Obligations guaranteed hereby until payment in full of all Guaranteed Obligations.  Each ~~Subsidiary~~ Guarantor further agrees that, as between it, on the one hand, and the holders and the Trustee, on the other hand, (i) the maturity of the Guaranteed Obligations guaranteed hereby may be accelerated as provided in Article VI for the purposes of the ~~Subsidiary~~ Guarantee herein, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations guaranteed hereby, and (ii) in the event of any declaration of acceleration of such Guaranteed Obligations as provided in Article VI, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by the ~~Subsidiary~~ Guarantors for the purposes of this Section 12.01.

(j)            Each ~~Subsidiary~~ Guarantor also agrees to pay any and all costs and expenses (including reasonable out-of-pocket attorneys’ fees and expenses) Incurred by the Trustee or any holder in enforcing any rights under this Section 12.01.

(k)           Upon request of the Trustee, each ~~Subsidiary~~ Guarantor shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

SECTION 12.02          Limitation on Liability.

(a)           Any term or provision of this Indenture to the contrary notwithstanding, the maximum aggregate amount of the Guaranteed Obligations guaranteed hereunder by each ~~Subsidiary~~ Guarantor shall not exceed the maximum amount that can be hereby guaranteed by the applicable ~~Subsidiary~~ Guarantor without (i) rendering the ~~Subsidiary~~ Guarantee or this Indenture, as it relates to such ~~Subsidiary~~ Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, or similar laws affecting the rights of creditors generally or (ii) resulting in a breach of capital maintenance rules, corporate benefit rules, financial assistance rules, fraudulent preference rules, thin capitalization laws, retention of title claims, general statutory limitations, or the laws or regulations (or analogous restrictions) of any applicable jurisdiction or any similar principles limiting the ability of any Foreign Subsidiary to provide a ~~Subsidiary~~ Guarantee or that require that the guarantee be limited by an amount or scope or otherwise; provided that if a guarantee by an Australian Guarantor is limited by reason of section 260A of the Australian Corporations Act, then such Australian Guarantor will use its commercially reasonable efforts to undertake a financial assistance whitewash pursuant to section 260B of the Australian Corporations Act within 50 Business Days of such limitation arising.

(b)           A Subsidiary Guarantee as to any Restricted Subsidiary that is (or becomes) a party hereto on the date hereof or on the Escrow Release Date or that executes a supplemental indenture in accordance with Section 4.11 hereof and provides a guarantee shall terminate and be of no further force or effect and such ~~Subsidiary~~ Guarantee shall be deemed to be automatically released from all obligations under this Article XII upon any of the following:

(i)            the sale, disposition, exchange or other transfer (including through merger, consolidation, amalgamation, dividend, distribution or otherwise) of the Capital Stock (including any sale, disposition, exchange or other transfer following which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary), of the applicable Subsidiary Guarantor if such sale, disposition, exchange or other transfer is not made to any of the Parent, the Issuers or a Restricted Subsidiary and is made in a manner not in violation of this Indenture;

(ii)           (i) the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the provisions of Section 4.04 and the definition of Unrestricted Subsidiary or (ii) the occurrence of any other event following which such Subsidiary Guarantor is no longer a Restricted Subsidiary in a manner not in violation of this Indenture;

(iii)          the release or discharge of the guarantee by such Subsidiary Guarantor of the Credit Agreement or any other Indebtedness which resulted in the obligation to guarantee the Notes; provided that such release was not due to the enforcement of a guarantee of the Credit Agreement or such other Indebtedness;

(iv)          the Issuers’ exercise of their legal defeasance option or covenant defeasance option under Article VIII or if the Issuers’ obligations under this Indenture are discharged in accordance with the terms of this Indenture;

(v)           such Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing Secured Indebtedness or other exercise of remedies in respect thereof;

(vi)          upon the merger, amalgamation or consolidation of such Subsidiary Guarantor with and into the Parent, any Issuer or another ~~Subsidiary~~ Guarantor or upon the liquidation or dissolution of such Subsidiary Guarantor, in each case, in a manner not in violation of this Indenture; and

(vii)         as set forth in Article IX of this Indenture.

(c)           The Parent Guarantee shall terminate and be of no further force or effect and such Guarantee shall be deemed to be automatically released from all obligations under this Article XII upon any of the following:

(i)            the Issuers’ exercise of their legal defeasance option or covenant defeasance option under Article VIII or if the Issuers’ obligations under this Indenture are discharged in accordance with the terms of this Indenture;

(ii)           upon the merger, amalgamation or consolidation of the Parent with and into any Guarantor that is a direct or indirect parent of both Issuers and becomes the

Successor Company with respect to Parent or upon the liquidation or dissolution of Parent, in each case, in a manner not in violation of this Indenture; and

(iii)          as set forth in Article IX of this Indenture.

(d)           ~~(c)~~ Each ~~Subsidiary~~relevant Guarantor hereby irrevocably and unconditionally waives:

(i)            any such rights whatsoever that it may have under the laws of Alderney or elsewhere at any time pursuant to the droit de division (whether or not now existing) in relation to this Indenture and any document, agreement or arrangement referred to in or relating to it; and

(ii)           any right it may have whatsoever under the laws of Alderney or elsewhere at any time (whether or not now existing) of first requiring the Trustee (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security against, or claim payment from, any person before enforcing this ~~Subsidiary~~ Guarantee and this ~~Subsidiary~~ Guarantee shall take effect without the benefit to any ~~Subsidiary~~ Guarantor of the droit de discussion.

SECTION 12.03          [Intentionally Omitted].

SECTION 12.04          Successors and Assigns.  This Article XII shall be binding upon each ~~Subsidiary~~ Guarantor and its successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee and the holders and, in the event of any transfer or assignment of rights by any holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Notes shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of this Indenture.

SECTION 12.05          No Waiver.  Neither a failure nor a delay on the part of either the Trustee or the holders in exercising any right, power or privilege under this Article XII shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege.  The rights, remedies and benefits of the Trustee and the holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article XII at law, in equity, by statute or otherwise.

SECTION 12.06          Modification.  No modification, amendment or waiver of any provision of this Article XII, nor the consent to any departure by any ~~Subsidiary~~ Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.  No notice to or demand on any ~~Subsidiary~~ Guarantor in any case shall entitle any ~~Subsidiary~~ Guarantor to any other or further notice or demand in the same, similar or other circumstances.

SECTION 12.07          Execution of Supplemental Indenture for Future Subsidiary Guarantors.  Each Subsidiary which is required to become a Subsidiary Guarantor of the Notes pursuant to Section 4.11 shall promptly execute and deliver to the Trustee a supplemental indenture in the form of Exhibit C hereto pursuant to which such Subsidiary shall become a Subsidiary Guarantor under this Article XII and shall guarantee the Notes.  Concurrently with the execution and delivery of such supplemental indenture, the Dutch Issuer shall deliver to the Trustee an Opinion of Counsel that, subject to the application of bankruptcy, insolvency, moratorium, fraudulent conveyance or transfer and other similar laws relating to creditors’ rights generally and to the principles of equity, whether considered in a proceeding at law or in equity, the Subsidiary Guarantee of such Subsidiary Guarantor is a valid and binding obligation of such Subsidiary Guarantor, enforceable against such Subsidiary Guarantor in accordance with its terms and/or to such other matters as the Trustee may reasonably request.

SECTION 12.08          Non-Impairment.  The failure to endorse a ~~Subsidiary~~ Guarantee on any Note shall not affect or impair the validity thereof.

ARTICLE XIII

ESCROW

SECTION 13.01          Escrow Account.  Notwithstanding anything in this Indenture to the contrary, on the Issue Date concurrently with the issuance of the Notes, the Issuers shall, pursuant to the terms of the Escrow Agreement, deposit (or cause to be deposited) into the Escrow Account the gross proceeds of the Notes issued on the Issue Date, together with an additional amount of cash or U.S. Government Obligations (collectively with all other funds, securities, interest, dividends, distributions and other property and payments credited to the Escrow Account (less any property and/or funds paid in accordance with the Escrow Agreement), the “Escrowed Property”) in an amount that, when taken together, would be sufficient (as determined in good faith by the Dutch Issuer) to redeem the Notes at a price equal to 100% of the issue price thereof plus an amount equal to the interest that would accrue on the Notes to, but excluding, July 31, 2018. No later than the close of business on the date that is two Business Days prior to July 31, 2018 and two Business Days prior to every 15 calendar day anniversary of July 31, 2018 thereafter (in each case, unless the Escrow Release Date or a Special Mandatory Redemption has occurred), the Issuers will deposit (or cause to be deposited) to the Escrow Account an additional amount of cash or U.S. Government Obligations equal to the interest that would accrue on the Notes to, but excluding, the last day of the next succeeding 15 calendar day period (or with respect to the deposit required to be made no later than two Business Days prior to October 24, 2019, equal to the interest that would accrue on the Notes to, but excluding, October 31, 2019) (each such additional amount, and “Escrow Interest Payment”).  The Issuers shall grant to the Trustee, for the benefit of holders of the Notes, a security interest in the Escrow Account and the Escrowed Property to secure the Notes Obligations pending disbursement in accordance with the terms of the Escrow Agreement.  If the Acquisition is consummated on the Issue Date, then the escrow procedures will be foregone in their entirety and there shall be no Escrow Agreement or Escrow Account.

SECTION 13.02          Release of Escrowed Property.  The Escrowed Property will be released in accordance with the terms of the Escrow Agreement.

SECTION 13.03          Release of Liens.  The Escrowed Property and the Escrow Account shall be automatically released from the Lien and security interest securing the Notes Obligations (i) as provided in the Escrow Agreement, (ii) pursuant to any amendment or waiver in accordance with Article IX or (iii) if all Obligations under this Indenture, the Notes and the Escrow Agreement have been paid in full.

SECTION 13.04          Escrow Authorization.  The Trustee is hereby authorized and directed by the Issuers and the Holders to execute and deliver the Escrow Agreement.

ARTICLE XIV

MISCELLANEOUS

SECTION 14.01          [Intentionally Omitted].

SECTION 14.02          Notices.

(a)           Any notice or communication required or permitted hereunder shall be in writing and delivered in person, via facsimile or mailed by first-class mail addressed as follows:

if to the Issuers or a ~~Subsidiary~~ Guarantor:

~~The Stars Group Inc~~Flutter Entertainment plc.

Belfield Office Park, Beech Hill Road

~~Royal Bank Plaza, South Tower, Suite 3205~~Clonskeagh, Dublin 4

~~200 Bay Street~~Ireland

Attention:              David Maxwell

~~Toronto, Ontario M5J 2J3~~
~~Canada~~

Fax:        ~~(786) 475-9753~~+353 1 9051092

~~Attention:              Marlon Goldstein, Executive Vice President and Chief Legal Officer~~

~~Kimberly Fitzgerald, Vice President, Treasurer~~

Email:    ~~marlon.goldstein@starsgroup.com~~David.Maxwell@Flutter.com

~~kimberly.fitzgerald@starsgroup.com~~

with copies to:

Freshfields Bruckhaus Deringer LLP
65 Fleet Street
London EC4Y 1HS
United Kingdom

~~Paul, Weiss, Rifkind, Wharton & Garrison LLP~~
~~1285 Avenue of the Americas~~
~~New York, NY 10019~~
Attention:  ~~Gregory Ezring, Brian Kim~~Andrew Hagan

Fax:  ~~212-492-0458~~+44 20 7832 7001
Email: ~~gezring@paulweiss~~Andrew.Hagan@freshfields.com~~; bkim@paulweiss.com~~

if to the Trustee:

Wilmington Trust, National Association
Global Capital Markets

246 Goose Lane, Suite 105

Guilford, CT 06437
Attention: Stars Group Notes Administrator
Fax: (203) 453-1183
Email: jodonnell@wilmingtontrust.com

The Issuers or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

(b)           Any notice or communication mailed to a holder shall be mailed, first class mail, to the holder at the holder’s address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed.

(c)           Failure to mail a notice or communication to a holder or any defect in it shall not affect its sufficiency with respect to other holders.  If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it, except that notices to the Trustee are effective only if received.

The Trustee may, in its sole discretion, agree to accept and act upon instructions or directions pursuant to this Indenture sent by e-mail, facsimile transmission or other similar electronic methods.  If the party elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling.  The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction.  The party providing electronic instructions agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk or interception and misuse by third parties.

Notwithstanding anything to the contrary contained herein, as long as the Notes are in the form of a Global Note, notice to the holders may be made electronically in accordance with procedures of the Depository.

SECTION 14.03          [Intentionally Omitted].

SECTION 14.04          Certificate and Opinion as to Conditions Precedent.  Upon any request or application by any of the Issuers to the Trustee to take or refrain from taking any action under this Indenture, the Dutch Issuer shall furnish to the Trustee at the request of the Trustee:

(a)           an Officer’s Certificate in form reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b)           an Opinion of Counsel in form reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

SECTION 14.05          Statements Required in Certificate or Opinion.  Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture (other than pursuant to Section 4.09) shall include:

(a)           a statement that the individual making such certificate or opinion has read such covenant or condition;

(b)           a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)           a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)           a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with; provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officer’s Certificate or certificates of public officials.

SECTION 14.06          When Notes Disregarded.  In determining whether the holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by any of the Parent, the Issuers, the Subsidiary Guarantors or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with any of the Issuers or the ~~Subsidiary~~ Guarantors shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes which the Trustee actually knows are so owned shall be so disregarded.  Subject to the foregoing, only Notes outstanding at the time shall be considered in any such determination.

SECTION 14.07          Rules by Trustee, Paying Agent and Registrar.  The Trustee may make reasonable rules for action by or a meeting of the holders.  The Registrar and a Paying Agent may make reasonable rules for their functions.

SECTION 14.08          Legal Holidays.  If a payment date is not a Business Day, payment shall be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such payment date if it were a Business Day for the intervening period.  If a regular Record Date is not a Business Day, the Record Date shall not be affected.  If performance of any covenant, duty or obligation is required on a date which is not a Business Day, performance shall not be required until the next succeeding day that is a Business Day.

SECTION 14.09          GOVERNING LAW; Consent to Jurisdiction.

(a)           THIS INDENTURE, THE NOTES AND THE ~~SUBSIDIARY~~ GUARANTEES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

(b)           The parties irrevocably submit to the non-exclusive jurisdiction of any New York State or federal court sitting in the Borough of Manhattan, City of New York, over any suit, action or proceeding arising out of or relating to this Indenture. To the fullest extent permitted by applicable law, each party irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 14.10          No Recourse Against Others.  No director, officer, employee, manager, incorporator or holder of any Equity Interests in any of the Issuers or any Subsidiary Guarantor or any direct or indirect parent companies (including Holdings, U.S. Holdings, TSG and the Parent), as such, shall have any liability for any obligations of any of the Parent, the Issuers or any ~~Subsidiary~~ Guarantor under the Notes, the ~~Subsidiary~~ Guarantees or this Indenture, as applicable, or for any claim based on, in respect of, or by reason of, such obligations or their creation.  Each holder of Notes by accepting a Note waives and releases all such liability.  The waiver and release are part of the consideration for issuance of the Notes.

SECTION 14.11          Successors.  All agreements of the Issuers and the ~~Subsidiary~~ Guarantors in this Indenture and the Notes shall bind such person’s successors.  All agreements of the Trustee in this Indenture shall bind its successors.

SECTION 14.12          Multiple Originals.  The parties may sign any number of copies of this Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.  One signed copy is enough to prove this Indenture.

SECTION 14.13          Table of Contents; Headings.  The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

SECTION 14.14          Indenture Controls.  If and to the extent that any provision of the Notes limits, qualifies or conflicts with a provision of this Indenture, such provision of this Indenture shall control.

SECTION 14.15          Severability.  In case any provision in this Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 14.16          Waiver of Jury Trial.  EACH OF THE PARENT, THE ISSUERS, THE SUBSIDIARY GUARANTORS AND THE TRUSTEE HEREBY (AND EACH HOLDER OF A NOTE BY ITS ACCEPTANCE THEREOF) IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.

SECTION 14.17          Calculations.  The ~~Dutch Issuer~~Parent will be responsible for making all calculations called for under this Indenture or the Notes. The ~~Dutch Issuer~~Parent will make all such calculations in good faith and, absent manifest error, its calculations will be final and binding on holders. The ~~Dutch Issuer~~Parent will provide a schedule of its calculations to the Trustee and the Trustee is entitled to rely conclusively upon the accuracy of such calculations without independent verification. The Trustee will deliver a copy of such schedule to any holder upon the written request of such holder.

SECTION 14.18          USA Patriot Act.  The parties hereto acknowledge that in accordance with Section 326 of the USA Patriot Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the USA Patriot Act.

[Remainder of page intentionally left blank.]

~~IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.~~

~~STARS GROUP HOLDINGS B.V.~~

~~By: STARS GROUP HOLDINGS COÖPERATIEVE U.A.~~

~~By:~~ 		~~By:~~
	~~Name:~~ 		~~Name:~~
	~~Title:~~ 		~~Title:~~
	~~Date:~~		~~Date:~~

~~[Signature Page to Indenture]~~

~~IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.~~

~~STARS GROUP (US) CO-BORROWER, LLC~~

~~By:~~
~~Name:~~
~~Title:~~

~~[Signature Page to Indenture]~~

~~Executed by TSG Australia Holdings Pty Ltd, as AUSTRALIAN BORROWER, in accordance with section 127 of the Corporations Act 2001 (Cth) by:~~

~~Signature of director~~	~~Signature of director~~

~~Name of director (print)~~	~~Name of director (print)~~

~~[Signature Page to Indenture]~~

~~Executed by Bloomlane Pty Ltd, as GUARANTOR, in accordance with section 127 of the Corporations Act 2001 (Cth) by:~~

~~Signature of director~~	~~Signature of director~~

~~Name of director (print)~~	~~Name of director (print)~~

~~[Signature Page to Indenture]~~

~~NARIS LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~HALFORDS MEDIA (IOM) LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~STARS INTERACTIVE HOLDINGS (IOM) LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~RATIONAL ENTERTAINMENT ENTERPRISES LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~RATIONAL FT ENTERPRISES LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~RATIONAL FT LICENSED FUNDS LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~[Signature Page to Indenture]~~

~~RATIONAL FT SERVICES LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~STARS INTERACTIVE LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~STARS INTERACTIVE PS HOLDINGS LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~TSG INTERACTIVE SERVICES LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~WORLDWIDE INDEPENDENT TRUST LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~MAINSAIL HOLDINGS LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~[Signature Page to Indenture]~~

~~RATIONAL INTELLECTUAL HOLDINGS LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~STARS GROUP HOLDINGS (UK) LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~STARS GROUP UK1 LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~STARS GROUP UK2 LIMITED~~

~~By:~~
~~Name:~~
~~Title:~~

~~[Signature Page to Indenture]~~

~~WILMINGTON TRUST, NATIONAL ASSOCIATION, not in its individual capacity, but solely as Trustee~~

~~By:~~
~~Name:~~
~~Title:~~

~~[Signature Page to Indenture]~~

APPENDIX A

PROVISIONS RELATING TO INITIAL NOTES AND ADDITIONAL NOTES

1.             Definitions.

1.1          Definitions.

For the purposes of this Appendix A the following terms shall have the meanings indicated below:

“Definitive Note” means a certificated Initial Note or Additional Note (bearing the Restricted Notes Legend if the transfer of such Note is restricted by applicable law) that does not include the Global Notes Legend.

“Depository” means The Depository Trust Company, its nominees and their respective successors.

“Global Notes Legend” means the legend set forth under that caption in Exhibit A to this Indenture.

“IAI” means an institutional “accredited investor” as described in Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“Notes Custodian” means the custodian with respect to a Global Note (as appointed by the Depository) or any successor person thereto, who shall initially be the Trustee.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Regulation S” means Regulation S under the Securities Act.

“Regulation S Notes” means all Initial Notes offered and sold outside the United States in reliance on Regulation S.

“Restricted Notes Legend” means the legend set forth in Section 2.2(f)(i) herein.

“Restricted Period,” with respect to any Notes, means the period of 40 consecutive days beginning on and including the later of (a) the day on which such Notes are first offered to persons other than distributors (as defined in Regulation S under the Securities Act) in reliance on Regulation S, notice of which day shall be promptly given by the Dutch Issuer to the Trustee, and (b) the Issue Date, and with respect to any Additional Notes that are Transfer Restricted Notes, it means the comparable period of 40 consecutive days.

“Rule 144A” means Rule 144A under the Securities Act.

“Rule 144A Notes” means all Initial Notes initially offered and sold to QIBs in reliance on Rule 144A.

Appendix A-1

“Rule 501” means Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“Transfer Restricted Definitive Notes” means Definitive Notes that bear or are required to bear or are subject to the Restricted Notes Legend.

“Transfer Restricted Global Notes” means Global Notes that bear or are required to bear or are subject to the Restricted Notes Legend.

“Transfer Restricted Notes” means the Transfer Restricted Definitive Notes and Transfer Restricted Global Notes.

“Unrestricted Definitive Notes” means Definitive Notes that are not required to bear, or are not subject to, the Restricted Notes Legend.

“Unrestricted Global Notes” means Global Notes that are not required to bear, or are not subject to, the Restricted Notes Legend.

1.2          Other Definitions.

Term:	Defined in Section:
Agent Members	2.1(b)
Global Notes	2.1(b)
Regulation S Global Notes	2.1(b)
Regulation S Permanent Global Note	2.1(b)
Regulation S Temporary Global Note	2.1(b)
Rule 144A Global Notes	2.1(b)

2.             The Notes.

2.1          Form and Dating; Global Notes.

(a)           The Initial Notes issued on the date hereof will be (i) privately placed by the Issuers pursuant to the Offering Memorandum and (ii) sold, initially only to (1) QIBs in reliance on Rule 144A and (2) Persons other than U.S. Persons (as defined in Regulation S) in reliance on Regulation S.  Such Initial Notes may thereafter be transferred to, among others, QIBs, purchasers in reliance on Regulation S and, except as set forth below, IAIs in accordance with Rule 501.  One or more Rule 144A Notes may be issued with a separate CUSIP number for purposes of transfers of Notes to IAIs in accordance with Rule 501. Additional Notes offered after the date hereof may be offered and sold by the Issuers from time to time pursuant to one or more agreements in accordance with applicable law.

(b)           Global Notes.  (i) Except as provided in clause (d) of Section 2.2 below, Rule 144A Notes initially shall be represented by one or more Notes in definitive, fully registered, global form without interest coupons (collectively, the “Rule 144A Global Notes”).

Regulation S Notes initially shall be represented by one or more Notes in fully registered, global form without interest coupons (collectively, the “Regulation S Temporary Global Note” and, together with the Regulation S Permanent Global Note (defined below), the

Appendix A-2

“Regulation S Global Notes”), which shall be registered in the name of the Depository or the nominee of the Depository for the accounts of designated agents holding on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear system (“Euroclear”) or Clearstream Banking, Société Anonyme (“Clearstream”).

Following the termination of the Restricted Period, beneficial interests in the Regulation S Temporary Global Note shall be exchanged for beneficial interests in a permanent Global Note (the “Regulation S Permanent Global Note”) pursuant to the applicable procedures of the Depository.  Simultaneously with the authentication of the Regulation S Permanent Global Note, the Trustee shall cancel the Regulation S Temporary Global Note.  The aggregate principal amount of the Regulation S Temporary Global Note and the Regulation S Permanent Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depository or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

The provisions of the “Operating Procedures of the Euroclear System” and “Terms and Conditions Governing Use of Euroclear” and the “General Terms and Conditions of Clearstream Banking” and “Customer Handbook” of Clearstream shall be applicable to transfers of beneficial interests in the Regulation S Temporary Global Note and the Regulation S Permanent Global Note that are held by participants through Euroclear or Clearstream.

The term “Global Notes” means the Rule 144A Global Notes and the Regulation S Global Notes.  The Global Notes shall bear the Global Note Legend.  The Global Notes initially shall (i) be registered in the name of the Depository or the nominee of such Depository, in each case for credit to an account of an Agent Member, (ii) be delivered to the Trustee as custodian for such Depository and (iii) bear the Restricted Notes Legend.

Members of, or direct or indirect participants in, the Depository (collectively, the “Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depository, or the Trustee as its custodian, or under the Global Notes.  The Depository may be treated by the Issuers, the Trustee and any agent of the Issuers or the Trustee as the absolute owner of the Global Notes for all purposes whatsoever.  Notwithstanding the foregoing, nothing herein shall prevent the Issuers, the Trustee or any agent of the Issuers or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository, or impair, as between the Depository and its Agent Members, the operation of customary practices governing the exercise of the rights of a holder of any Note.

(ii)           Transfers of Global Notes shall be limited to transfer in whole, but not in part, to the Depository, its successors or their respective nominees.  Interests of beneficial owners in the Global Notes may be transferred or exchanged for Definitive Notes only in accordance with the applicable rules and procedures of the Depository and the provisions of Section 2.2.  In addition, a Global Note shall be exchangeable for Definitive Notes if (x) the Depository (1) notifies the Issuers that it is unwilling or unable to continue as depository for such Global Note and the Dutch Issuer thereupon fails to appoint a successor depository or (2) has ceased to be a clearing agency registered under the Exchange Act or (y) there shall have occurred and be continuing an Event of Default with respect to such Global Note and a request has been made for such exchange; provided

Appendix A-3

that in no event shall the Regulation S Temporary Global Note be exchanged by the Issuers for Definitive Notes prior to (x) the expiration of the Restricted Period and (y) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act.  In all cases, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein shall be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depository in accordance with its customary procedures.

(iii)          In connection with the transfer of a Global Note as an entirety to beneficial owners pursuant to subsection (i) of this Section 2.1(b), such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and the Dutch Issuer shall execute, and, upon written order of the Dutch Issuer signed by an Officer, the Trustee shall authenticate and make available for delivery, to each beneficial owner identified by the Depository in writing in exchange for its beneficial interest in such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations.

(iv)          Any Transfer Restricted Note delivered in exchange for an interest in a Global Note pursuant to Section 2.2 shall, except as otherwise provided in Section 2.2, bear the Restricted Notes Legend.

(v)           Notwithstanding the foregoing, through the Restricted Period, a beneficial interest in a Regulation S Global Note may be held only through Euroclear or Clearstream unless delivery is made in accordance with the applicable provisions of Section 2.2.

(vi)          The holder of any Global Note may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a holder is entitled to take under this Indenture or the Notes.

2.2          Transfer and Exchange.

(a)           Transfer and Exchange of Global Notes.  A Global Note may not be transferred as a whole except as set forth in Section 2.1(b).  Global Notes will not be exchanged by the Issuers for Definitive Notes except under the circumstances described in Section 2.1(b)(ii).  Global Notes also may be exchanged or replaced, in whole or in part, as provided in Section 2.08 of this Indenture.  Beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.2(b).

(b)           Transfer and Exchange of Beneficial Interests in Global Notes.  The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depository, in accordance with the provisions of this Indenture and the applicable rules and procedures of the Depository.  Beneficial interests in Transfer Restricted Global Notes shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act.  Beneficial interests in Global Notes shall be transferred or exchanged only for beneficial interests in Global Notes.  Transfers and exchanges of beneficial interests in the

Appendix A-4

Global Notes also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i)            Transfer of Beneficial Interests in the Same Global Note.  Beneficial interests in any Transfer Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Transfer Restricted Global Note in accordance with the transfer restrictions set forth in the Restricted Notes Legend; provided, however, that prior to the expiration of the Restricted Period, transfers of beneficial interests in a Regulation S Global Note may not be made to a U.S. Person or for the account or benefit of a U.S. Person.  A beneficial interest in an Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note.  No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.2(b)(i).

(ii)           All Other Transfers and Exchanges of Beneficial Interests in Global Notes.  In connection with all transfers and exchanges of beneficial interests in any Global Note that is not subject to Section 2.2(b)(i), the transferor of such beneficial interest must deliver to the Registrar (1) a written order from an Agent Member given to the Depository in accordance with the applicable rules and procedures of the Depository directing the Depository to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the applicable rules and procedures of the Depository containing information regarding the Agent Member account to be credited with such increase.  Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note pursuant to Section 2.2(g).

(iii)          Transfer of Beneficial Interests to Another Restricted Global Note.  A beneficial interest in a Transfer Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Transfer Restricted Global Note if the transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following:

(A)          if the transferee will take delivery in the form of a beneficial interest in a Rule 144A Global Note, then the transferor must deliver a certificate in the form attached to the applicable Note; and

(B)          if the transferee will take delivery in the form of a beneficial interest in a Regulation S Global Note, then the transferor must deliver a certificate in the form attached to the applicable Note.

(iv)          Transfer and Exchange of Beneficial Interests in a Transfer Restricted Global Note for Beneficial Interests in an Unrestricted Global Note.  A beneficial interest in a Transfer Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes

Appendix A-5

delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following:

(A)          if the holder of such beneficial interest in a Transfer Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note; or

(B)          if the holder of such beneficial interest in a Transfer Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note, and, in each such case, if the Issuers or the Registrar so request or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the Dutch Issuer and the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Notes Legend are no longer required in order to maintain compliance with the Securities Act.  If any such transfer or exchange is effected pursuant to this subparagraph (iv) at a time when an Unrestricted Global Note has not yet been issued, the Issuers shall issue and, upon receipt of a written order of the Dutch Issuer in the form of an Officer’s Certificate in accordance with Section 2.01 of this Indenture, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred or exchanged pursuant to this subparagraph (iv).

(v)           Transfer and Exchange of Beneficial Interests in an Unrestricted Global Note for Beneficial Interests in a Transfer Restricted Global Note.  Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Transfer Restricted Global Note.

(c)           Transfer and Exchange of Beneficial Interests in Global Notes for Definitive Notes.  A beneficial interest in a Global Note may not be exchanged for a Definitive Note except under the circumstances described in Section 2.1(b)(ii).  A beneficial interest in a Global Note may not be transferred to a Person who takes delivery thereof in the form of a Definitive Note except under the circumstances described in Section 2.1(b)(ii).  In any case, beneficial interests in Global Notes shall be transferred or exchanged only for Definitive Notes.

(d)           Transfer and Exchange of Definitive Notes for Beneficial Interests in Global Notes.  Transfers and exchanges of Definitive Notes for beneficial interests in the Global Notes also shall require compliance with either subparagraph (i), (ii) or (iii) below, as applicable:

(i)            Transfer Restricted Definitive Notes to Beneficial Interests in Transfer Restricted Global Notes.  If any holder of a Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Definitive Note for a beneficial interest in a Transfer Restricted Global Note or to transfer such Transfer Restricted Definitive Note to

Appendix A-6

a Person who takes delivery thereof in the form of a beneficial interest in a Transfer Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A)          if the holder of such Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Note for a beneficial interest in a Transfer Restricted Global Note, a certificate from such holder in the form attached to the applicable Note;

(B)          if such Transfer Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate from such holder in the form attached to the applicable Note;

(C)          if such Transfer Restricted Definitive Note is being transferred to a non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate from such holder in the form attached to the applicable Note;

(D)          if such Transfer Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate from such holder in the form attached to the applicable Note;

(E)           if such Transfer Restricted Definitive Note is being transferred to an IAI in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate from such holder in the form attached to the applicable Note, including the certifications, certificates and Opinion of Counsel, if applicable; or

(F)           if such Transfer Restricted Definitive Note is being transferred to the Issuers or a Subsidiary thereof, a certificate from such holder in the form attached to the applicable Note;

the Trustee shall cancel the Transfer Restricted Definitive Note, and increase or cause to be increased the aggregate principal amount of the appropriate Transfer Restricted Global Note.

(ii)           Transfer Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes.  A holder of a Transfer Restricted Definitive Note may exchange such Transfer Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note or transfer such Transfer Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following:

(A)          if the holder of such Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note; or

Appendix A-7

(B)          if the holder of such Transfer Restricted Definitive Note proposes to transfer such Transfer Restricted Definitive Note to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form attached to the applicable Note, and, in each such case, if the Issuers or the Registrar so request or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the Dutch Issuer and the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Notes Legend are no longer required in order to maintain compliance with the Securities Act.  Upon satisfaction of the conditions of this subparagraph (ii), the Trustee shall cancel the Transfer Restricted Definitive Note and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.  If any such transfer or exchange is effected pursuant to this subparagraph (ii) at a time when an Unrestricted Global Note has not yet been issued, the Issuers shall issue and, upon receipt of a written order of the Dutch Issuer in the form of an Officer’s Certificate, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of the Transfer Restricted Note transferred or exchanged pursuant to this subparagraph (ii).

(iii)          Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes.  A holder of an Unrestricted Definitive Note may exchange such Unrestricted Definitive Note for a beneficial interest in an Unrestricted Global Note or transfer such Unrestricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time.  Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.  If any such transfer or exchange is effected pursuant to this subparagraph (iii) at a time when an Unrestricted Global Note has not yet been issued, the Issuers shall issue and, upon receipt of a written order of the Dutch Issuer in the form of an Officer’s Certificate, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of the Unrestricted Definitive Note transferred or exchanged pursuant to this subparagraph (iii).

(iv)          Unrestricted Definitive Notes to Beneficial Interests in Transfer Restricted Global Notes.  An Unrestricted Definitive Note cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a beneficial interest in a Transfer Restricted Global Note.

(e)           Transfer and Exchange of Definitive Notes for Definitive Notes.  Upon request by a holder of Definitive Notes and such holder’s compliance with the provisions of this Section 2.2(e), the Registrar shall register the transfer or exchange of Definitive Notes.  Prior to such registration of transfer or exchange, the requesting holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such holder or by its attorney, duly authorized in writing.  In addition, the requesting holder shall provide any additional

Appendix A-8

certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.2(e).

(i)            Transfer Restricted Definitive Notes to Transfer Restricted Definitive Notes.  A Transfer Restricted Note may be transferred to and registered in the name of a Person who takes delivery thereof in the form of a Transfer Restricted Definitive Note if the Registrar receives the following:

(A)          if the transfer will be made pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Note;

(B)          if the transfer will be made pursuant to Rule 903 or Rule 904 under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Note;

(C)          if the transfer will be made pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate in the form attached to the applicable Note;

(D)          if the transfer will be made to an IAI in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (A) through (C) above, a certificate in the form attached to the applicable Note; and

(E)           if such transfer will be made to the Issuers or a Subsidiary thereof, a certificate in the form attached to the applicable Note.

(ii)           Transfer Restricted Definitive Notes to Unrestricted Definitive Notes.  Any Transfer Restricted Definitive Note may be exchanged by the holder thereof for an Unrestricted Definitive Note or transferred to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note if the Registrar receives the following:

(A)          if the holder of such Transfer Restricted Definitive Note proposes to exchange such Transfer Restricted Definitive Note for an Unrestricted Definitive Note, a certificate from such holder in the form attached to the applicable Note; or

(B)          if the holder of such Transfer Restricted Definitive Note proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder in the form attached to the applicable Note, and, in each such case, if the Issuers or the Registrar so request, an Opinion of Counsel in form reasonably acceptable to the Dutch Issuer and the Registrar to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Notes Legend are no longer required in order to maintain compliance with the Securities Act.

Appendix A-9

(iii)          Unrestricted Definitive Notes to Unrestricted Definitive Notes.  A holder of an Unrestricted Definitive Note may transfer such Unrestricted Definitive Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note at any time.  Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the holder thereof.

(iv)          Unrestricted Definitive Notes to Transfer Restricted Definitive Notes.  An Unrestricted Definitive Note cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a Transfer Restricted Definitive Note.

At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.10 of this Indenture.  At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(f)            Legend.

(i)            Except as permitted by the following paragraph (iii) or (iv), each Note certificate evidencing the Global Notes and any Definitive Notes (and all Notes issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form (each defined term in the legend being defined as such for purposes of the legend only):

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW.  BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON, IS NOT ACQUIRING THIS SECURITY FOR THE ACCOUNT OR FOR THE BENEFIT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH

Appendix A-10

REGULATION S UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT WITHIN ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH ANY OF THE ISSUERS OR ANY AFFILIATE OF ANY OF THE ISSUERS WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO ANY OF THE ISSUERS OR ANY SUBSIDIARY THEREOF, (B) TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF ANY OF THE ISSUERS SO REQUEST), OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.  AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.”

Each Regulation S Note shall bear the following additional legend:

“BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON, NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON, AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.”

Each Definitive Note shall bear the following additional legend:

“IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY

Appendix A-11

REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.”

(ii)           Upon any sale or transfer of a Transfer Restricted Definitive Note, the Registrar shall permit the holder thereof to exchange such Transfer Restricted Note for a Definitive Note that does not bear the legends set forth above and rescind any restriction on the transfer of such Transfer Restricted Definitive Note if the holder certifies in writing to the Registrar that its request for such exchange was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse of the Initial Note).

(iii)          Upon a sale or transfer after the expiration of the Restricted Period of any Initial Note acquired pursuant to Regulation S, all requirements that such Initial Note bear the Restricted Notes Legend shall cease to apply and the requirements requiring any such Initial Note be issued in global form shall continue to apply.

(iv)          Any Additional Notes sold in a registered offering shall not be required to bear the Restricted Notes Legend.

(g)           Cancellation or Adjustment of Global Note.  At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.10 of this Indenture.  At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(h)           Obligations with Respect to Transfers and Exchanges of Notes.

(i)            To permit registrations of transfers and exchanges, the Issuers shall execute and the Trustee shall authenticate, Definitive Notes and Global Notes at the Registrar’s request.

(ii)           No service charge shall be made for any registration of transfer or exchange of Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax, assessments, or similar governmental charge payable in connection therewith (other than any such transfer taxes, assessments or similar governmental charge payable upon exchanges pursuant to Sections 3.06, 4.06, 4.08 and 9.05 of this Indenture).

(iii)          Prior to the due presentation for registration of transfer of any Note, the Issuers, the Trustee, a Paying Agent or the Registrar may deem and treat the person in

Appendix A-12

whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Issuers, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

(iv)          All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange.

(i)            No Obligation of the Trustee.

(i)            The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depository or any other Person with respect to the accuracy of the records of the Depository or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depository) of any notice (including any notice of redemption or repurchase) or the payment of any amount, under or with respect to such Notes.  All notices and communications to be given to the holders and all payments to be made to the holders under the Notes shall be given or made only to the registered holders (which shall be the Depository or its nominee in the case of a Global Note).  The rights of beneficial owners in any Global Note shall be exercised only through the Depository subject to the applicable rules and procedures of the Depository.  The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any beneficial owners.

(ii)           The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Appendix A-13

EXHIBIT A

[FORM OF FACE OF INITIAL NOTE]

[Global Notes Legend]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

[Restricted Notes Legend for Notes Offered in Reliance on Regulation S]

BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON, NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON, AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

[Restricted Notes Legend]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW.  BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER (1) REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON, IS NOT ACQUIRING THIS SECURITY FOR THE ACCOUNT OR FOR THE BENEFIT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT WITHIN ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH ANY OF THE

ISSUERS OR ANY AFFILIATE OF ANY OF THE ISSUERS WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO ANY OF THE ISSUERS OR ANY SUBSIDIARY THEREOF, (B) TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (E) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF ANY OF THE ISSUERS SO REQUEST), OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.  AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.

[Definitive Notes Legend]

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

[FORM OF INITIAL NOTE]

STARS GROUP HOLDINGS B.V.

STARS GROUP (US) CO-BORROWER, LLC

No. [ ]	144A CUSIP No. [85572N AA6]
144A ISIN No. [US85572NAA63]
REG S CUSIP No. [N8233N AA4]
REG S ISIN No. [USN8233NAA48]
$[ ]

7.00% Senior Note due 2026

Stars Group Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid incorporated under the laws of the Netherlands (the “Dutch Issuer”), Stars Group (US) Co-Borrower, LLC, a Delaware limited liability company (the “U.S. Issuer” and together with the Dutch Issuer, the “Issuers”) (together with their respective successors and assigns under the Indenture),  promises to pay to Cede & Co., or registered assigns, the principal sum set forth on the Schedule of Increases or Decreases in Global Note attached hereto on July 15, 2026.

Interest Payment Dates:  July 15 and January 15, commencing [  ], 20 [  ]1

Record Dates: July 1 and January 1

Additional provisions of this Note are set forth on the other side of this Note.

1  To be January 15, 2019 for Initial Notes.

IN WITNESS WHEREOF, the parties have caused this instrument to be duly executed.

STARS GROUP HOLDINGS B.V.

By: STARS GROUP HOLDINGS

COÖPERATIEVE U.A.

By:		By:
	Name:		Name:
	Title:		Title:
	Date:		Date:

STARS GROUP (US) CO-BORROWER, LLC

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF
AUTHENTICATION

WILMINGTON TRUST, NATIONAL ASSOCIATION
as Trustee, certifies that this is
one of the Notes
referred to in the Indenture.

By:
Authorized Signatory

Dated:

*/                                     If the Note is to be issued in global form, add the Global Notes Legend and the attachment from Exhibit A captioned “TO BE ATTACHED TO GLOBAL NOTES - SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE.”

[FORM OF REVERSE SIDE OF INITIAL NOTE]

7.00% Senior Note Due 2026

1.             Interest

Stars Group Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid incorporated under the laws of the Netherlands (the “Dutch Issuer”), Stars Group (US) Co-Borrower, LLC, a Delaware limited liability company (the “U.S. Issuer” and together with the Dutch Issuer, the “Issuers”), promise to pay interest on the principal amount of this Note at the rate per annum shown above.  The Issuers shall pay interest semiannually on July 15 and January 15 of each year (each an “Interest Payment Date”), commencing 20[  ]2.  Interest on the Notes shall accrue from the most recent date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from July 10, 2018, until the principal hereof is due.  Interest shall be computed on the basis of a 360-day year of twelve 30-day months.  The Issuers shall pay interest on overdue principal at the rate borne by the Notes, and they shall pay interest on overdue installments of interest at the same rate to the extent lawful.

2.             Method of Payment

The Issuers shall pay interest on the Notes (except defaulted interest) to the Persons who are registered holders at the close of business on July 1 or January 1 (each a “Record Date”) immediately preceding the Interest Payment Date even if Notes are canceled after the Record Date and on or before the Interest Payment Date (whether or not a Business Day).  Holders must surrender Notes to the Paying Agent to collect principal payments.  The Issuers shall pay principal, premium, if any, and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts.  Payments in respect of the Notes represented by a Global Note (including principal, premium, if any, and interest) shall be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company or any successor depositary.  The Issuers shall make all payments in respect of a certificated Note (including principal, premium, if any, and interest) at the office of the Paying Agent, except that, at the option of the Issuers, payment of interest may be made by mailing a check to the registered address of each holder thereof; provided, however, that payments on the Notes may also be made, in the case of a holder of at least $1,000,000 aggregate principal amount of Notes, by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States of America if such holder elects payment by wire transfer by giving written notice to the Trustee or Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).

2  To be January 15, 2019 for Initial Notes.

3.             Paying Agent and Registrar

Initially, Wilmington Trust, National Association, as trustee under the Indenture (the “Trustee”), will act as Paying Agent and Registrar.  The Issuers may appoint and change any Paying Agent or Registrar upon written notice to such Paying Agent or registrar and to the Trustee.  The Issuers or any of the domestically incorporated Subsidiaries may act as Paying Agent or Registrar.

4.             Indenture

The Issuers issued the Notes under an Indenture dated as of July 10, 2018 (the “Indenture”), among the Parent, Issuers, the Subsidiary Guarantors party thereto from time to time and the Trustee.  Capitalized terms used herein are used as defined in the Indenture, unless otherwise indicated.  The terms of the Notes include those stated in the Indenture.  The Notes are subject to all terms and provisions of the Indenture, and the holders (as defined in the Indenture) are referred to the Indenture for a statement of such terms and provisions.  If and to the extent that any provision of the Notes limits, qualifies or conflicts with a provision of the Indenture, such provision of the Indenture shall control.

The Notes are senior unsecured obligations of the Issuers.  This Note is one of the [Initial Notes] [Additional Notes] referred to in the Indenture.  The Notes include the Initial Notes and any Additional Notes.  The Initial Notes and any Additional Notes are treated as a single class of securities under the Indenture.  The Indenture imposes certain limitations on the ability of the ~~Issuers~~Parent and the Restricted Subsidiaries to, among other things, make certain Investments and other Restricted Payments, Incur Indebtedness, enter into consensual restrictions upon the payment of certain dividends and distributions by such Restricted Subsidiaries, issue or sell shares of certain capital stock of the ~~Issuers~~Parent and such Restricted Subsidiaries, enter into or permit certain transactions with Affiliates, create or Incur Liens and make Asset Sales.  The Indenture also imposes limitations on the ability of any of the Parent, the Issuers and any Subsidiary Guarantor to consolidate or merge with or into any other Person or convey, transfer or lease all or substantially all of its property.

To guarantee the due and punctual payment of the principal and interest on the Notes and all other amounts payable by the Issuers under the Indenture and the Notes when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, the ~~Subsidiary~~ Guarantors have unconditionally guaranteed the Guaranteed Obligations pursuant to the terms of the Indenture and any Subsidiary Guarantor that executes a Subsidiary Guarantee will unconditionally guarantee the Guaranteed Obligations on a senior unsecured basis, pursuant to the terms of the Indenture.

5.             Redemption

On or after July 15, 2021, the Issuers may redeem the Notes at  their option, in whole at any time or in part from time to time, upon notice as described in Paragraph 8 of this Note, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest

Payment Date), if redeemed during the 12-month period commencing on July 15 of the years set forth below:

Period	Redemption Price
2021	103.500%
2022	101.750%
2023 and thereafter	100.000%

In addition, prior to July 15, 2021, the Issuers may redeem the Notes at their option, in whole at any time or in part from time to time, upon notice as described in Paragraph 8 of this Note, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but excluding, the applicable redemption date (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date).

Notwithstanding the foregoing, at any time and from time to time prior to July 15, 2021 the Issuers may redeem in the aggregate up to 40% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) in an amount not to exceed the amount of net cash proceeds of one or more Equity Offerings (1) by the Dutch Issuer or (2) by any direct or indirect parent of the Dutch Issuer (including Holdings and Parent) to the extent the net cash proceeds thereof are contributed to the common equity capital of the Dutch Issuer or used to purchase Capital Stock (other than Disqualified Stock) of the Dutch Issuer, at a redemption price (expressed as a percentage of principal amount thereof) of 107.000%, plus accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date); provided, however, that at least 50% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) must remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed by the Dutch Issuer to each holder of Notes being redeemed, or delivered electronically if held by DTC, and otherwise in accordance with the procedures set forth in the Indenture.

Notice of any redemption upon any corporate transaction or other event (including any Equity Offering, Incurrence of Indebtedness, Change of Control or other transaction) may be given prior to the completion thereof.  In addition, any redemption described above or notice thereof may, at the Dutch Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a corporate transaction or other event.

6.             Redemption for Changes in Withholding Taxes

The Dutch Issuer may, at its option, redeem all (but not less than all) of the Notes then outstanding, in each case at 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to (but excluding) the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), and all Additional Amounts, if any, then due or which shall become due on the applicable redemption date as a result of the redemption or otherwise, if, as a result of:

(1)           any change in, or amendment to, the law (or any regulations or official rulings promulgated thereunder) of a Taxing Jurisdiction, which change or amendment becomes effective after the Issue Date (or, if the Taxing Jurisdiction first became a Taxing Jurisdiction on a date after the Issue Date, after such later date); or

(2)           any change in, or amendment to, an official written interpretation of such laws, regulations or official rulings (including by virtue of a holding, judgment or order by a court of competent jurisdiction) of a Taxing Jurisdiction, which change or amendment is publicly announced and becomes effective after the Issue Date (or, if the Taxing Jurisdiction first became a Taxing Jurisdiction on a date after the Issue Date, after such later date) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), the Dutch Issuer is, or on the next interest payment date in respect of the Notes would be, required to pay any Additional Amounts, and such obligation to pay Additional Amounts cannot be avoided by taking reasonable measures available to the Dutch Issuer (including, for the avoidance of doubt, the appointment of a new Paying Agent where this would be reasonable but not including assignment of the obligation to make payment with respect to the Notes).  Notwithstanding the foregoing, no such notice of redemption as a result of a Change in Tax Law will be given (a) earlier than 90 days prior to the earliest date on which the Dutch Issuer would be obligated to pay Additional Amounts as a result of a Change in Tax Law if payment under the Notes were due on such date, and (b) unless, at the time such notice given, such obligation to pay such Additional Amounts remains in effect.

Prior to any redemption of Notes pursuant to the preceding paragraph, the Dutch Issuer shall deliver to the Trustee (i) an Officer’s Certificate stating that the Dutch Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of redemption have occurred and that the obligation to pay Additional Amounts could not be avoided by taking reasonable measures available to the Dutch Issuer, and (ii) an opinion of independent tax counsel reasonably acceptable to the Trustee to the effect that a Change in Tax Law has occurred that would entitle the Dutch Issuer to redeem the Notes. The Trustee will accept such Officer’s Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent described above, without further inquiry, in which event it will be conclusive and binding on the holders.

The foregoing provisions will apply mutatis mutandis to any successor of the Dutch Issuer and to any jurisdiction in which any such successor is organized, resident or engaged in business for tax purposes or from or through which any payment on the Notes is made by or on behalf of such successor.

7.             Mandatory Redemption

Except as set forth in Section 3.09 of the Indenture, the Issuers will not be required to make any mandatory redemption or sinking fund payments with respect to the Notes.

8.             Notice of Redemption

Other than with respect to a Special Mandatory Redemption pursuant to Section 3.09 of the Indenture, notices of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date, to each holder of Notes to be redeemed at its registered address (with a copy to the Trustee) or otherwise delivered in accordance with the procedures of The Depository Trust Company (“DTC”), except that redemption notices may be mailed or otherwise delivered more than 60 days prior to the redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture pursuant to Article VIII thereof.

If money sufficient to pay the redemption price of, plus accrued and unpaid interest, if any, on all Notes (or portions thereof) to be redeemed on the redemption date is deposited with a Paying Agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest shall cease to accrue on such Notes (or such portions thereof) called for redemption.

9.                                      Repurchase of Notes at the Option of the Holders upon Change of Control and Asset Sales

Upon the occurrence of a Change of Control, each holder shall have the right, subject to certain conditions specified in the Indenture, to require the Issuers to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date), as provided in, and subject to the terms of, the Indenture.

In accordance with Section 4.06 of the Indenture, the Dutch Issuer will be required to offer to purchase Notes upon the occurrence of certain events.

10.          [Intentionally Omitted]

11.          Denominations; Transfer; Exchange

The Notes are in registered form, without interest coupons, in minimum denominations of $2,000 principal amount and integral multiples of $1,000 in excess thereof, provided that Notes may be issued in denominations of less than $2,000 solely to accommodate book-entry positions that have been created by participants of the DTC in denominations of less than $2,000.  A holder shall register the transfer of or exchange of the Notes in accordance with the Indenture.  Upon any registration of transfer or exchange, the Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes required by law or permitted by the Indenture.  The Registrar need not register the transfer of or exchange any Notes selected for redemption (except, in the case of a Note to be redeemed in part, the portion of the Note not to be redeemed) or to transfer or exchange any Notes for a period of 15 days prior to a selection of Notes to be redeemed or between a Record Date and the relevant Interest Payment Date.

12.          Persons Deemed Owners

The registered holder of this Note shall be treated as the owner of it for all purposes.

13.          Unclaimed Money

If money for the payment of principal or interest remains unclaimed for two years, the Trustee and each Paying Agent shall pay the money back to the Issuers at their written request unless an applicable abandoned property law designates another Person.  After any such payment, the holders entitled to the money must look to the Issuers for payment as general creditors and the Trustee and each Paying Agent shall have no further liability with respect to such monies.

14.          Discharge and Defeasance

Subject to certain conditions, the Issuers at any time may terminate some of or all their obligations under the Notes and the Indenture if the Issuers deposit with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be.

15.          Amendment; Waiver

Subject to certain exceptions set forth in the Indenture (including that no provision of the Indenture with respect to the Issuers’ obligations to redeem the Notes through a Special Mandatory Redemption may be amended or waived in a manner that would materially adversely affect the holders of the Notes without the consent of each holder of an outstanding Note affected), (i) the Indenture, the Notes, the ~~Subsidiary~~ Guarantees and the Escrow Agreement may be amended with the written consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding and (ii) any past default or compliance with any provisions may be waived with the written consent of the holders of at least a majority in principal amount of the Notes then outstanding.

Subject to certain exceptions set forth in the Indenture, without the consent of any holder, the Parent, the Issuers and the Trustee may amend the Indenture, the Notes, the ~~Subsidiary~~ Guarantees and/or the Escrow Agreement (i) to cure any ambiguity, omission, mistake, defect or inconsistency; (ii) to provide for the assumption by a Successor Company (with respect to the Parent and the Issuers, as applicable) of the obligations of the Parent or the Issuers, as applicable, under the Indenture and the Notes and, in relation to the Parent, under its Guarantee; (iii) to provide for the assumption by a Successor Subsidiary Guarantor (with respect to any Subsidiary Guarantor), as the case may be, of the obligations of a Subsidiary Guarantor under the Indenture, the Notes and its Subsidiary Guarantee; (iv) to provide for uncertificated Notes in addition to or in place of certificated Notes; provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code; (v) to conform the text of the Indenture, the ~~Subsidiary~~ Guarantees or the Notes to any provision of the “Description of Notes” in the Offering Memorandum to the extent that such provision in the

Indenture, the ~~Subsidiary~~ Guarantee or the Notes was intended by the Issuers to be a verbatim recitation of a provision in the “Description of Notes” in the Offering Memorandum, as stated in an Officer’s Certificate; (vi) to add a ~~Subsidiary~~ Guarantee or collateral with respect to the Notes; (vii) to secure the Notes and/or the related ~~Subsidiary~~ Guarantees and to add provisions regarding the release of collateral; (viii) to add to the covenants of the Issuers for the benefit of the holders or to surrender any right or power herein conferred upon the Issuers or any Restricted Subsidiary; (ix) to comply with any requirement of the SEC in connection with qualifying, or maintaining the qualification of, the Indenture under the TIA (if the Issuers elect to qualify the Indenture under the TIA); (x) to make any change that would provide any additional rights or benefits to the holders or that does not adversely affect the rights of any holder in any material respect (as determined in good faith by the ~~Dutch Issuer~~Parent); (xi) to effect any provision of the Indenture; (xii) to make changes to provide for the issuance of Additional Notes, which shall have terms substantially identical in all material respects to the Initial Notes, and which shall be treated, together with any outstanding Initial Notes, as a single issue of securities; or (xiii) to add provisions to the Indenture and a new form of note to permit the issuance by the Parent, the Issuers or a Subsidiary of escrow notes under the Indenture, which may have different terms than other notes issued under the Indenture so long as the proceeds of such notes remain in escrow (including, but not limited to, separate collateral, different or no guarantees and special mandatory redemption provisions).

16.          Defaults and Remedies

If an Event of Default (other than an Event of Default specified in Section 6.01(f) or (g) in the Indenture with respect to the Parent or any of the Issuers) occurs and is continuing, the Trustee by notice to the Issuers or the holders of at least 30% in aggregate principal amount of outstanding Notes by notice to the Issuers, with a copy to the Trustee, may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable.  Upon such a declaration, such principal and interest will be due and payable immediately.  If an Event of Default specified in Section 6.01(f) or (g) of the Indenture with respect to the Parent or any of the Issuers occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders.  Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

If an Event of Default occurs and is continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.  Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such holder has previously given the Trustee written notice that an Event of Default is continuing, (ii) holders of at least 30% in aggregate principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy, (iii) such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and (v) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such written request within such 60-day period.  Subject to certain restrictions, the holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee.  The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or, if the Trustee, being advised by counsel, determines that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith shall determine that the action or proceeding so directed would involve the Trustee in personal liability or expense for which it is not adequately indemnified, or subject to Section 7.01 of the Indenture, that the Trustee determines is unduly prejudicial to the rights of any other holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such holders) or that would involve the Trustee in personal liability.  Prior to taking any action under the Indenture, the Trustee shall be entitled to indemnification satisfactory to it against all losses and expenses caused by taking or not taking such action.

17.          Trustee Dealings with the Issuers

Subject to certain limitations imposed by the TIA, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with and collect obligations owed to it by the Issuers or their Affiliates and may otherwise deal with the Issuers or their Affiliates with the same rights it would have if it were not Trustee.

18.          No Recourse Against Others

No director, officer, employee, manager, incorporator or holder of any Equity Interests in any of the Issuers or any Subsidiary Guarantor or any direct or indirect parent companies (including Holdings, U.S. Holdings, TSG and the Parent), as such, will have any liability for any obligations of any of the Issuers or any ~~Subsidiary~~ Guarantor under the Notes, the Indenture or the ~~Subsidiary~~ Guarantees, as applicable, or for any claim based on, in respect of, or by reason of, such obligations or their creation.  Each holder of Notes by accepting a Note waives and releases all such liability.

19.          Authentication

This Note shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this Note.

20.          Abbreviations

Customary abbreviations may be used in the name of a holder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).

21.          Governing Law

THIS SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

22.          CUSIP Numbers; ISINs

The Issuers have caused CUSIP numbers and ISINs to be printed on the Notes and have directed the Trustee to use CUSIP numbers and ISINs in notices of redemption as a convenience to the holders.  No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Issuers will furnish to any holder of Notes upon written request and without charge to the holder a copy of the Indenture which has in it the text of this Note.

ASSIGNMENT FORM

To assign this Note, fill in the form below:

I or we assign and transfer this Note to:

(Print or type assignee’s name, address and zip code)

(Insert assignee’s soc. sec. or tax I.D. No.)

and irrevocably appoint                           agent to transfer this Note on the books of the Issuers.  The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

Signature Guarantee:

Date:

Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee	Signature of Signature Guarantee

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR

REGISTRATION OF TRANSFER RESTRICTED NOTES

This certificate relates to $                principal amount of Notes held in (check applicable space)          book-entry or          definitive form by the undersigned.

The undersigned (check one box below):

☐                                    has requested the Trustee by written order to deliver in exchange for its beneficial interest in the Global Note held by the Depository a Note or Notes in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Note (or the portion thereof indicated above);

☐                                    has requested the Trustee by written order to exchange or register the transfer of a Note or Notes.

In connection with any transfer of any of the Notes evidenced by this certificate occurring while this Note is still a Transfer Restricted Definitive Note or a Transfer Restricted Global Note, the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)	☐	to the Issuer; or

(2)	☐	to the Registrar for registration in the name of the holder, without transfer; or

(3)	☐	pursuant to an effective registration statement under the Securities Act of 1933; or

(4)	☐

inside the United States to a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act of 1933; or

(5)	☐

outside the United States in an offshore transaction within the meaning of Regulation S under the Securities Act in compliance with Rule 904 under the Securities Act of 1933 and such Note shall be held immediately after the transfer through Euroclear or Clearstream until the expiration of the Restricted Period (as defined in the Indenture); or

(6)	☐

to an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933) that has furnished to the Trustee a signed letter containing certain representations and agreements; or

(7)	☐	pursuant to another available exemption from registration provided by Rule 144 under the Securities Act of 1933.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered holder thereof; provided, however, that if box (5), (6) or (7) is checked, the Issuers or the Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Issuers or the Trustee have reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

Signature Guarantee:

Date:
Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee	Signature of Signature Guarantee

TO BE COMPLETED BY PURCHASER IF (4) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuers as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date:
NOTICE: To be executed by an executive officer

[TO BE ATTACHED TO GLOBAL NOTES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE

The initial principal amount of this Global Note is $                      .  The following increases or decreases in this Global Note have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Notes Custodian

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuers pursuant to Section 4.06 (Asset Sales) or 4.08 (Change of Control) of the Indenture, check the box:

Asset Sale ☐              Change of Control ☐

If you want to elect to have only part of this Note purchased by the Issuers pursuant to Section 4.06 (Asset Sales) or 4.08 (Change of Control) of the Indenture, state the amount ($2,000 or any integral multiple of $1,000 in excess thereof):

$

Date:	Your Signature:
(Sign exactly as your name appears on the other side of this Note)

Signature Guarantee:
Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee

EXHIBIT B

[FORM OF TRANSFEREE LETTER OF REPRESENTATION]

TRANSFEREE LETTER OF REPRESENTATION

Stars Group Holdings B.V.

Stars Group (US) Co-Borrower, LLC

c/o Wilmington Trust, National Association
Global Capital Markets

246 Goose Lane, Suite 105

Guilford, CT 06437
Attention: Stars Group Notes Administrator

Ladies and Gentlemen:

This certificate is delivered to request a transfer of $[  ] principal amount of the 7.00% Senior Notes due 2026 (the “Notes”) of STARS GROUP HOLDINGS B.V., a besloten vennootschap met beperkte aansprakelijkheid incorporated under the laws of the Netherlands (the “Dutch Issuer”), Stars Group (US) Co-Borrower, LLC, a Delaware limited liability company (together with the Dutch Issuer, and collectively with their respective successors and assigns, the “Issuers”)

Upon transfer, the Notes would be registered in the name of the new beneficial owner as follows:

Name:

Address:

Taxpayer ID Number:

The undersigned represents and warrants to you that:

1.             We are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, as amended (the “Securities Act”)), purchasing for our own account or for the account of such an institutional “accredited investor” at least $100,000 principal amount of the Notes, and we are acquiring the Notes not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act.  We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we invest in or purchase securities similar to the Notes in the normal course of our business.  We, and any accounts for which we are acting, are each able to bear the economic risk of our or its investment.

2.             We understand that the Notes have not been registered under the Securities Act and, unless so registered, may not be sold except as permitted in the following

B-1

sentence.  We agree on our own behalf and on behalf of any investor account for which we are purchasing Notes to offer, sell or otherwise transfer such Notes prior to the date that is one year after the later of the date of original issue and the last date on which either of the Issuers or any affiliate of the Issuers was the owner of such Notes (or any predecessor thereto) (the “Resale Restriction Termination Date”) only (a) in the United States to a person whom we reasonably believe is a qualified institutional buyer (as defined in rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A, (b) outside the United States in an offshore transaction in accordance with Rule 904 of Regulation S under the Securities Act, (c) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if applicable) or (d) pursuant to an effective registration statement under the Securities Act, in each of cases (a) through (d) in accordance with any applicable securities laws of any state of the United States.  In addition, we will, and each subsequent holder is required to, notify any purchaser of the Note evidenced hereby of the resale restrictions set forth above.  The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date.  If any resale or other transfer of the Notes is proposed to be made to an institutional “accredited investor” prior to the Resale Restriction Termination Date, the transferor shall deliver a letter from the transferee substantially in the form of this letter to the Issuers and the Trustee, which shall provide, among other things, that the transferee is an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act and that it is acquiring such Notes for investment purposes and not for distribution in violation of the Securities Act.  Each purchaser acknowledges that the Issuers and the Trustee reserve the right prior to the offer, sale or other transfer prior to the Resale Restriction Termination Date of the Notes pursuant to clause 1(b), 1(c) or 1(d) above to require the delivery of an opinion of counsel, certifications or other information satisfactory to the Issuers and the Trustee.

Dated:

	TRANSFEREE:	,

By:

B-2

EXHIBIT C

[FORM OF SUPPLEMENTAL INDENTURE]

SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of [   ], among STARS GROUP HOLDINGS B.V., a besloten vennootschap met beperkte aansprakelijkheid incorporated under the laws of the Netherlands (the “Dutch Issuer”), Stars Group (US) Co-Borrower, LLC, a Delaware limited liability company (together with the Dutch Issuer, the “Issuers”), Flutter Entertainment plc, a company incorporated and registered in Ireland with limited liability (the “Parent”), [SUBSIDIARY GUARANTOR] (the “New Subsidiary Guarantor”), a subsidiary of the Dutch Issuer, and WILMINGTON TRUST, NATIONAL ASSOCIATION, a national banking association, as trustee under the indenture referred to below (the “Trustee”).

W I T N E S S E T H :

WHEREAS the Parent, the Issuers, certain Subsidiary Guarantors and the Trustee have heretofore executed an indenture, dated as of July 10, 2018 (as amended, supplemented or otherwise modified, the “Indenture”), providing for the issuance of the Issuers’ 7.00% Senior Notes due 2026 (the “Notes”), initially in the aggregate principal amount of $1,000,000,000;

WHEREAS Sections 4.11 and 12.07 of the Indenture provide that under certain circumstances the Dutch Issuer is required to cause the New Subsidiary Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which the New Subsidiary Guarantor shall unconditionally guarantee all the Issuers’ Obligations under the Notes and the Indenture pursuant to a Subsidiary Guarantee on the terms and conditions set forth herein; and

WHEREAS pursuant to Section 9.01 of the Indenture, the Trustee, the Parent and the ~~Dutch Issuer~~Issuers are authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Subsidiary Guarantor, the Parent, the Issuers and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:

1.             Defined Terms.  As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined, except that the term “holders” in this Supplemental Indenture shall refer to the term “holders” as defined in the Indenture and the Trustee acting on behalf of and for the benefit of such holders.  The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular Section hereof.

2.             Agreement to Guarantee.  The New Subsidiary Guarantor hereby agrees, jointly and severally with all existing ~~Subsidiary~~ Guarantors (if any), to unconditionally guarantee the Issuers’ Obligations under the Notes and the Indenture on the terms and subject to the conditions set forth in Article XII of the Indenture and to be bound by all other applicable provisions of the Indenture and the Notes and to perform all of the obligations and agreements of a Subsidiary Guarantor under the Indenture.

3.             Notices.  All notices or other communications to the New Subsidiary Guarantor shall be given as provided in Section 14.02 of the Indenture.

4.             Ratification of Indenture; Supplemental Indentures Part of Indenture.  Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

5.             Governing Law.  THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

6.             Trustee Makes No Representation.  The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

7.             Counterparts.  The parties may sign any number of copies of this Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.

8.             Effect of Headings.  The Section headings herein are for convenience only and shall not affect the construction thereof.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed as of the date first written above.

STARS GROUP HOLDINGS B.V.
By:	STARS GROUP HOLDINGS COÖPERATIEVE U.A.

By:		By:
	Name:		Name:
	Title:		Title:
	Date:		Date:

STARS GROUP (US) CO-BORROWER

By:
Name: [ ]
Title: [ ]

[NEW SUBSIDIARY GUARANTOR], as a Subsidiary Guarantor

By:
Name: [ ]
Title: [ ]

WILMINGTON TRUST, NATIONAL ASSOCIATION, not in its individual capacity, but solely as Trustee

By:
Name: [ ]
Title: [ ]